As filed with the Securities and Exchange
                                 Commission on June 30, 1997.

                               File No. 333-21031
                                File No. 811-5343

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

            Registration Statement Under the Securities Act of 1933 X
                          Pre-Effective Amendment No. 1
                          Post-Effective Amendment No.

           For Registration Under the Investment Company Act of 1940 X
                                Amendment No. 18

                       Life of Virginia Separate Account 4
                           (Exact Name of Registrant)

                     The Life Insurance Company of Virginia
                               (Name of Depositor)
                              6610 W. Broad Street
                            Richmond, Virginia 23230
               (Address of Depositor's Principal Executive Office)
                  Depositor's Telephone Number: (804) 281-6000

                                J. Neil McMurdie
                 Associate Counsel and Assistant Vice President
                     The Life Insurance Company of Virginia
                              6610 W. Broad Street
                            Richmond, Virginia 23230
                     (Name and address of Agent for Service)

                                    Copy to:
                            Stephen E. Roth, Esquire
                      Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                              Cross Reference Sheet
                              Pursuant to Rule 481

Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required by Form N-4

PART A
Item of Form N-4........................................................................Prospectus Caption
1.     Cover Page...............................................................................Cover Page
2.     Definitions.............................................................................Definitions
3.     Synopsis ...............................................................................  Fee Table
4.     Condensed Financial Information...............................................Financial Information
5.     General
       (a)         Depositor........................................The Life Insurance Company of Virginia
       (b)         Registrant....................................................................Account 4
       (c)         Portfolio Company.............................................................The Funds
       (d)         Fund Prospectus...............................................................The Funds
       (e)         Voting Rights.................................................Voting Rights and Reports
       (f)         Administrators......................................................................N/A
6.     Deductions and Expenses
       (a)         General..........................................................Charges and Deductions
       (b)         Sales Load %..............................................................Sales Charges
       (c)         Special Purchase Plan............................................Charges and Deductions
       (d)         Commissions................................................Distribution of the Policies
       (e)         Expenses-Registrant...........................................Charges Against Account 4
       (f)         Fund Expenses..................................................The Funds; Other Charges
       (g)         Organizational Expenses.............................................................N/A
7.     Contracts
       (a)         Persons with Rights........................................The Policy; Income Payments;
                   ...................................Policy Distributions Upon Death; General Provisions;
                   ..............................................................Voting Rights and Reports
       (b)         (i)Allocation of Purchase Payments.................. Allocation of Net Premium Payments
                   (ii)Transfers..........................................................     The Policy
                   (iii)Exchanges.................................................................     N/A
       (c)         Changes...........................Additions, Deletions or Substitutions of Investments;
            ..........................................................................Changes by the Owner
       (d)         Inquiries..............................................Cover page; (SAI) Written Notice
8.     Annuity Period...........................................................Income Payments; Transfers
9.     Death Benefit.............................Policy Distributions Upon Death; Payment Under the Policy
10.    Purchases and Contract Value
       (a)         Purchases............Purchasing the Policies; Restrictions on Issuing Certain Policies;
            .........................................................Variable Income Payments; Definitions
       (b)         Valuation.........................................Variable Income Payments; Definitions
       (c)         Daily Calculation.................................Variable Income Payments; Definitions
       (d)         Underwriter................................................Distribution of the Policies
11.    Redemptions
       (a)         - By Owners.........................................................................N/A
            - By Annuitant.............................................................................N/A
       (b)         Texas ORP...........................................................................N/A
       (c)         Check Delay........................................................ . . . . . . . . N/A
       (d)         Lapse...............................................................................N/A
       (e)         Free Look.............................Examination of Policy (Right to Cancel Provision)






12.    Taxes...........................................................................Federal Tax Matters
13.    Legal Proceedings.................................................................Legal Proceedings
14.    Table of Contents for the Statement of
       Additional Information........................Statement of Additional Information Table of Contents

PART B

Item of Form N-4............................................................................Part B Caption
15.    Cover Page...............................................................................Cover Page
16.    Table of Contents.................................................................Table of Contents
17.    General Information and History..............................The Life Insurance Company of Virginia
18.    Services
       (a)         Fees and Expenses of Registrant.....................................................N/A
       (b)         Management Contracts................................................................N/A
       (c)         Custodian...................................................................... . . N/A
            Independent Public Accountant..........................................................Experts
       (d)         Assets of Registrant................................................................N/A
       (e)         Affiliated Persons..................................................................N/A
       (f)         Principal Underwriter...............................................................N/A
19.    Purchase of Securities Being Offered.....................(Prospectus) Distribution of the Policies;
       .............................................................. . . . .Distribution of the Policies
       Offering Sales Load.......................................................(Prospectus) Sales Charge
20.    Underwriters.............................................(Prospectus) Distribution of the Policies;
       .......................................................................Distribution of the Policies
21.    Calculation of Performance Data.................................................................N/A
22.    Annuity Payments................................(Prospectus) Income Payments; (Prospectus) Appendix
23.    Financial Statements...........................................................Financial Statements


PART C -- OTHER INFORMATION

Item of Form N-4............................................................................Part C Caption
24.    Financial Statements and Exhibits.................................Financial Statements and Exhibits
       (a)         Financial Statements..........................................(a)  Financial Statements
       (b)         Exhibits..................................................................(b)  Exhibits
25.    Directors and Officers of the Depositor...................................Directors and Officers of
       ...................................................................................Life of Virginia
26.    Persons Controlled By or Under Common Control with the
       Depositor or Registrant.........................Persons Controlled By or In Common Control with the
       ............................................................................Depositor or Registrant
27.    Number of Contractowners.....................................................Number of Policyowners
28.    Indemnification.....................................................................Indemnification
29.    Principal Underwriters.......................................................Principal Underwriters
30.    Location of Accounts and Records...................................Location of Accounts and Records
31.    Management Services.............................................................Management Services
32.    Undertakings...........................................................................Undertakings
       Signature Page...........................................................................Signatures


                       LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                               PROSPECTUS FOR THE
                SINGLE PREMIUM VARIABLE IMMEDIATE ANNUITY POLICY
                                 FORM P1711 1/97

                                   Offered by

                          THE LIFE INSURANCE COMPANY OF
                        VIRGINIA 6610 West Broad Street,
                            Richmond, Virginia 23230
                                 (804) 281-6000

  This Prospectus describes the above-named individual single premium variable immediate annuity policy ("Policy") issued by The Life Insurance Company of Virginia ("Life of Virginia"). The Policy provides for the payment of income for retirement or other long-term purposes. The Policy may be used in connection with retirement plans, some of which may qualify for favorable federal income tax treatment under the Internal Revenue Code.


  The portion of the Net Premium Payment allocated to provide Variable Income Payments is placed in Life of Virginia Separate Account 4 ("Account 4"). The Owner allocates that portion of the Net Premium Payment among selected Investment Subdivision(s) of Account 4. Each Investment Subdivision of Account 4 will invest solely in a designated investment portfolio ("Fund") that is part of a series-type investment company. Currently, there are nine such Funds with 34 portfolios available under this Policy. The Funds and their currently available portfolios are on the following page.

  This Prospectus must be read along with the current prospectuses for the Funds.

  This Prospectus sets forth the basic information that a prospective investor should know before investing. A Statement of Additional Information containing more detailed information about the Policies and Account 4 is available free by writing Life of Virginia at the address above or by calling (800) 352-9910. The Statement of Additional Information, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information is included at the end of this Prospectus.

    Please Read This Prospectus Carefully And Retain It For Future Reference

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

            SHARES IN THE FUNDS AND INTERESTS IN THE POLICIES ARE NOT
              DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
                BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT
               FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE
                     CORPORATION, THE FEDERAL RESERVE BOARD,
                              OR ANY OTHER AGENCY.


                  The Date of This Prospectus Is June 30, 1997.

  Variable Insurance Products Fund:
  Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio

  Variable Insurance Products Fund II:
  Asset Manager Portfolio and Contrafund Portfolio

  Variable Insurance Products Fund III:
  Growth & Income Portfolio* and Growth Opportunities Portfolio*

  GE Investments Funds, Inc.:
  Money Market Fund, Government Securities Fund, S&P 500 Index Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Global Income Fund* and Value Equity Fund*.

  Oppenheimer Variable Account Funds:
  Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Multiple Strategies Fund and Oppenheimer Growth Fund.

  Janus Aspen Series:
  Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio, and Capital Appreciation Portfolio*

  Federated  Insurance Series:
  Federated Utility Fund II, Federated High Income Bond Fund II, and Federated American Leaders Fund II

  The Alger American Fund:
  Alger American Growth Portfolio and Alger American Small Capitalization Portfolio

  PBHG Insurance Series Fund, Inc.
  Growth II Portfolio* and Large Cap Growth Portfolio*


* The Growth & Income Portfolio and Growth Opportunities Portfolio for Variable Insurance Products Fund III, Global Income Fund and the Value Equity Fund for GE Investments Funds, Inc., the Capital Appreciation Portfolio for Janus Aspen Series, and Growth II Portfolio and Large Cap Growth Portfolio for PBHG Insurance Series Fund, Inc. are not currently available to California Policyowners.

                                TABLE OF CONTENTS

                                                                                                                        Page
Definitions..................................................................................................................4
Fee Table....................................................................................................................6
Summary.....................................................................................................................11
Financial Information.......................................................................................................12
The Life Insurance Company of Virginia and Life of Virginia Separate Account 4..............................................12
  The Life Insurance Company of Virginia....................................................................................12
  Account 4.................................................................................................................12
  Additions, Deletions, or Substitutions of Investments.....................................................................13
The Funds...................................................................................................................13
  Variable Insurance Products Fund..........................................................................................13
  Variable Insurance Products Fund II.......................................................................................14

  Variable Insurance Products Fund III......................................................................................14
  GE Investments Funds, Inc.................................................................................................14

  Oppenheimer Variable Account Funds........................................................................................15
  Janus Aspen Series........................................................................................................16
  Federated Insurance Series................................................................................................16
  The Alger American Fund...................................................................................................17

  PBHG Insurance Series Fund, Inc...........................................................................................17

  Resolving Material Conflicts..............................................................................................17
The Policy..................................................................................................................18
  Purchasing the Policies...................................................................................................18
  Restriction on Issuing Certain Policies...................................................................................18
  Allocation of Net Premium Payments........................................................................................18
  Transfers.................................................................................................................19
  Telephone Transfers.......................................................................................................19
  Automatic Transfers.......................................................................................................19
  Powers of Attorney....................................................................................................... 20
  Examination of Policy (Right to Cancel Provision).........................................................................20
Income Payments............................................................................................................ 20
  General...................................................................................................................20
  Determination of Income Payments..........................................................................................21
  Income Payment Plans......................................................................................................21
  Income Payment Dates......................................................................................................22
Policy Distributions upon Death.............................................................................................23
  Death Provisions..........................................................................................................23
Charges and Deductions......................................................................................................23
  Charges Against Account 4.................................................................................................23
  Policy Fee................................................................................................................23
  Sales Charge..............................................................................................................23
  Premium Taxes.............................................................................................................24
  Other Taxes...............................................................................................................24
  Other Charges.............................................................................................................24
Federal Tax Matters.........................................................................................................24
  Introduction..............................................................................................................24
  Non-Qualified Policies....................................................................................................24
  Qualified Policies........................................................................................................26
  Federal Income Tax Withholding............................................................................................26
General Provisions..........................................................................................................27
  The Owner.................................................................................................................27
  The Annuitant.............................................................................................................27
  The Beneficiary...........................................................................................................27
  Changes by the Owner......................................................................................................27
  Evidence of Death, Age, Sex or Survival...................................................................................27
  Payment Under The Policies................................................................................................27
Distribution of the Policies................................................................................................28
Voting Rights and Reports...................................................................................................28
Legal Proceedings...........................................................................................................28
Appendix....................................................................................................................29
Statement of Additional Information Table of Contents.......................................................................36

                                   DEFINITIONS

  Account 4 -- Life of Virginia Separate Account 4, a separate investment account established by Life of Virginia to receive and invest premiums paid under the Policies, and other variable annuity policies issued by Life of Virginia.

  Age -- The Age of the Annuitant(s) as of the Policy Date.

  Annuitant -- The person named in the Policy whose Age and, where appropriate, sex are used in determining the amount of the Income Payments. The Annuitant receives the Income Payments if no Joint Annuitant is named in the Policy. If a Joint Annuitant is named in the Policy, then the Annuitant receives the Income Payments in conjunction with the Joint Annuitant. The Annuitant cannot be changed.

  Annuitant(s) -- The Annuitant and Joint Annuitant.

  Annuity -- Benefits in the form of a series of Income Payments.

  Annuity Commencement Date -- The date that is one Payment Period prior to the date of the initial Income Payment (generally the Policy Date). However, it may be deferred up to 60 days from the Policy Date provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that one Owner must be the spouse of the other Owner to elect a deferral of the Annuity Commencement Date.

  Annuity Unit -- An accounting unit of measure used to calculate Variable Income Payments.

  Assumed Interest Rate - The interest rate chosen by the Owner and stated in the Policy that is used in the calculation of Annuity Units and Unit Value. The Assumed Interest Rate choices are limited to those rates available at the time of election.

  Beneficiary -- The person(s) to whom any Death Benefit will be paid and to whom any Income Payments due after the death of the Final Annuitant will be paid.

  Cancellation Payment -- The amount that will be paid to the Owner if the Policy is returned for a refund as provided in the Right To Cancel provision shown on the Policy cover.

  Code -- The Internal Revenue Code of 1986, as amended.

  The Company -- The Life Insurance Company of Virginia. Also referred to as "Life of Virginia".

  Death Benefit -- An amount paid to the Beneficiary if any Annuitant, any Joint Annuitant, or any Owner dies prior to the Annuity Commencement Date. The Death Benefit will equal the Single Premium paid for the Policy, less the dollar amount of any Income Payments already made.

  Due Date -- Date as of which Income Payments are scheduled to be paid based on the date of the initial Income Payment and the Payment Period chosen by the Owner.

  Due Proof of Death -- Proof of death that is satisfactory to Life of Virginia. Such proof may consist of the following if acceptable to Life of Virginia:
  (a) A certified copy of the death certificate; or
  (b) A certified copy of the decree of a court of competent jurisdiction as to the finding of death.

  Final Annuitant -- The Annuitant if no Joint Annuitant is named in the Policy. The surviving Annuitant if an Annuitant and a Joint Annuitant are named in the Policy and one dies.

  Fixed Income Payment -- The portion of the Income Payment that is supported by the General Account and which does not vary in amount based on the investment experience of Account 4.

  Fund -- Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which an Investment Subdivision invests.

  General Account -- Assets of the Company other than those allocated to Account 4 or any other separate account of the Company.

  Guaranteed Period -- The Company will make Income Payments to the Annuitant(s) or the Beneficiary for any minimum period shown in the Policy. This minimum period is the Guaranteed Period.

  Home Office -- Company's offices at 6610 West Broad Street, Richmond, Virginia 23230.

  Income Payment -- One of a series of periodic payments made by the Company to the Annuitant(s). The Income Payment is the sum of any Fixed Income Payment and any Variable Income Payment.

  Income Payment Plan -- The plan shown in the Policy which along with the Age and, where appropriate, sex of the Annuitant(s) determines the amount and duration of benefits available under the Policy. The Income Payment Plan cannot be changed.

  Investment Subdivision -- Subdivision of Account 4, the assets of which are invested exclusively in a corresponding Fund. All Investment Subdivisions may not be available in all states.

  IRA Policy -- An individual retirement annuity policy that receives favorable tax treatment under Section 408 of the Code.

  Joint Annuitant -- A person named in the Policy who receives Income Payments along with the Annuitant. The Age and, where appropriate, sex of the Joint Annuitant are used in combination with the Annuitant's Age and, where appropriate, sex in determining the amount of the Income Payments. A Joint Annuitant cannot be changed.

  Joint Owner -- Joint Owners own the Policy equally. If one Joint Owner dies, the surviving Joint Owner becomes the sole Owner of the Policy.

  Net Asset Value Per Share -- Value per share of any Fund at the end of any Valuation Period. The method of computing the Net Asset Value Per Share is described in the Prospectus for the Fund.

  Net Premium Factor -- Factor shown in the Policy which reflects a deduction from the Single Premium and which is used in calculating the Net Premium Payment.

  Net Premium Payment -- Single Premium times the Net Premium Factor, less any premium tax and any policy fee. The premium tax rate and any policy fee applicable for each Policy are shown in the Policy.

  Non-Qualified Policy -- Policies not sold or used in connection with retirement plans receiving favorable tax treatment under the Code.

  Owner -- The Owner (or Owners in the case of Joint Owners) is entitled to the ownership rights stated in the Policy during the lifetime of the Annuitant(s). The original Owner is named in the Policy.

  Payment Period -- Period that indicates the frequency of Income Payments. At the time the Policy is purchased, the Owner may choose from frequencies of monthly, quarterly, semi-annually, and annually. The Payment Period chosen is shown in the Policy.

  Policy -- The variable annuity Policy issued by Life of Virginia and described in this Prospectus. The term "Policy" or "Policies" includes the Policy described in this Prospectus, any application, and any riders and endorsements.

  Policy Anniversary -- Same date in each Policy year as the Policy Date.

  Policy Date -- The date as of which the Company issues the Policy and as of which the Policy becomes effective. The Policy Date is used to determine Policy years and Policy Anniversaries. Generally, the date the Single Premium was received and accepted by Life of Virginia at its Home Office.

  Qualified Policy -- Policies used in connection with retirement plans which receive favorable tax treatment under the Code.

  Single Premium -- The amount paid to Life of Virginia by the Owner or on the Owner's behalf as consideration for Income Payments provided by the Policy.

  Survivor Income Payments -- Income Payments made by the Company to the Final Annuitant if a Joint Annuitant is named in the Policy and the Annuitant or Joint Annuitant dies. The amount and duration of Survivor Income Payments are specified in the Policy.

  Unit Value -- Unit of measure which is used to calculate the value of Annuity Units for each Investment Subdivision.

  Valuation Day -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

  Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

  Variable Income Payment -- The portion of the Income Payment that varies in amount from one Income Payment to the next based on the investment experience of one or more Investment Subdivisions.

  Variable Payout Rate -- Factor shown in the Policy which reflects the Assumed Interest Rate and the frequency and duration of Income Payments and which is used to calculate the number of Annuity Units.


                                    FEE TABLE
Owner Transaction Expenses:
  Sales Charge on Premium Payments                                                                                           none
  Maximum Contingent Deferred Sales Charge (as a percentage of premium payments)                                           none
  Other surrender fees                                                                                                     none
  Maximum Policy Fee                                                                                                     $300.00
Annual Expenses:
(as a percentage of average net assets)
  Mortality and expense risk charge                                                                                         1.25%
  Administrative Expense Charge                                                                                              .15%
  Total Annual Expenses                                                                                                     1.40%
                                                                                                                            =====
Other Annual Expenses:                                                                                                     none


                Variable Insurance Products Fund Annual Expenses
                         (as a % of average net assets)

                                                           Equity-
                                                           Income    Growth       Overseas
                                                          Portfolio Portfolio     Portfolio
Management Fees                                           0.51%        0.61%        0.76%
Other Expenses (after any expense reimbursement)          0.07%        0.08%        0.17%
                                                          -----        -----        -----
Total Fund Annual Expenses                                0.58%        0.69%        0.93%
                                                          =====        =====        =====


               Variable Insurance Products Fund II Annual Expenses
                         (as a % of average net assets)

                                                          Asset
                                                          Manager   Contrafund
                                                          Portfolio Portfolio
Management Fees                                           0.64%        0.61%
Other Expenses (after any expense reimbursement)          0.10%        0.13%
                                                          -----        -----
Total Fund Annual Expenses                                0.74%        0.74%
                                                          =====        =====


              Variable Insurance Products Fund III Annual Expenses
                         (as a % of average net assets)

                                                          Growth &    Growth
                                                          Income    Opportunities
                                                          Portfolio Portfolio
Management Fees                                           0.50%        0.61%
Other Expenses (after any expense reimbursement)          0.20%        0.16%
                                                          -----        -----
Total Fund Annual Expenses                                0.70%        0.77%
                                                          =====        =====



                   GE Investments Funds, Inc. Annual Expenses
                         (as a % of average net assets)


                                                                                                                          Real
                                                        Money      Government     S&P 500       Total       International Estate
                                                        Market      Securities    Index         Return      Equity        Securities
                                                        Fund        Fund          Fund          Fund        Fund          Fund
Management Fees (after fee waiver)                      .10%            .50%         .35%          .50%        1.00%        .85%
Other Expenses (after any expense reimbursements)       .05%            .17%         .13%          .10%         .50%        .22%
                                                        ----            ----         ----          ----         ----        ----
Total Fund Annual Expenses                              .15%            .67%         .48%          .60%        1.50%       1.07%
                                                        ====            ====         ====          ====        =====       =====

                                                        Global      Value
                                                        Income      Equity
                                                        Fund *      Fund *
Management Fees (after fee waiver)                      .60%            .65%
Other Expenses (after any expense reimbursements)       .30%            .26%
                                                        ----            ----
Total Fund Annual Expenses                              .90%            .91%
                                                        ====            ====

* Global Income Fund and Value Equity Fund had not yet commenced operations as of December 31, 1996.

               Oppenheimer Variable Account Funds Annual Expenses
                         (as a % of average net assets)

                                                        Opp.                         Opp.          Opp.
                                                        High            Opp.         Capital        Multiple    Opp.
                                                       Income           Bond         Appreciation Strategies Growth
                                                        Fund            Fund         Fund          Fund         Fund
Management Fees                                         .75%            .75%         .72%          .73%         .75%
Other Expenses                                          .06%            .04          .03%          .04%         .04%
                                                        ----            ---          ----          ----         ----
Total Fund Annual Expenses                              .81%            .78%         .75%          .77%         .79%
                                                        ====            ====         ====          ====         ====


                       Janus Aspen Series Annual Expenses
                         (as a % of average net assets)

                                                                    Aggressive    Worldwide     International
                                                      Growth        Growth        Growth        Growth      Balanced
                                                      Portfolio     Portfolio     Portfolio     Portfolio   Portfolio
Management Fees(after any fee waivers/reductions)     .65%              .72%         .66%          .05%         .79%
Other Expenses (after any expense reimbursements)     .04%              .04%         .14%         1.21%         .15%
                                                      ----              ----         ----         -----         ----
Total Fund Annual Expenses                            .69%              .76%         .80%         1.26%         .94%
                                                      ====              ====         ====         =====        =====

                                                      Flexible      Capital
                                                      Income        Appreciation
                                                      Portfolio     Portfolio*
Management Fees                                       .65%              .75%
Other Expenses (after any expense reimbursements)     .19%              .30%
                                                      ----              ----
Total Fund Annual Expenses                            .84%             1.05%
                                                      ====             =====

* Capital Appreciation Portfolio had not yet commenced operations as of December 31, 1996.

                   Federated Insurance Series Annual Expenses
                         (as a % of average net assets)

                                                                                     Federated
                                                        Federated   Federated        American
                                                        Utility     High Income   Leaders
                                                        Fund II     Bond Fund II     Fund II
Management Fees (after fee waiver)                       0.24%         0.01%         .53%
Other Expenses (after any expense reimbursement)         0.61%         0.79%         .32%
                                                        ------         -----        -----
Total Fund Annual Expenses                               0.85%         0.80%        0.85%
                                                        ======         =====      =======

                     The Alger American Fund Annual Expenses
                         (as a % of average net assets)




                                                       Alger          Alger
                                                        American      American
                                                        Growth        Small Capitalization
                                                        Portfolio     Portfolio
Management Fees                                         0.75%          0.85%
Other Expenses                                          0.04%          0.03%
                                                        -----          -----
Total Expenses                                          0.79%          0.88%
                                                        =====          =====



                PBHG Insurance Series Fund, Inc. Annual Expenses
                         (as a % of average net assets)

                                                        Growth II   Large Cap Growth
                                                        Portfolio *   Portfolio *
Management Fees                                         0.85%          0.72%
Other Expenses                                          0.30%          0.38%
                                                        -----          -----
Total Expenses                                          1.15%          1.10%
                                                        =====          =====

* Growth II Portfolio and Large Cap Growth Portfolio had not commenced operations as of December 31, 1996.

  The purpose of these tables is to assist the Owner in understanding the various costs and expenses that an Owner will bear, directly and indirectly. Except as noted below, the Tables reflect charges and expenses of Account 4 as well as the underlying Funds for the most recent fiscal year. For more information on the charges described in these Tables see Charges and Deductions and the Prospectuses for the underlying Funds which accompany this Prospectus. In addition to the expenses listed above, premium taxes varying from 0 to 3.5% may be applicable.

  The expense information regarding the Funds was provided by those Funds. The Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Oppenheimer Variable Account Funds, Janus Aspen Series, Federated Insurance Series, The Alger American Fund, PBHG Insurance Series Fund, Inc. and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information. The annual expenses listed for all the Funds are net of certain reimbursements by the Funds' investment advisers. Life of Virginia cannot guarantee that the reimbursements will continue.

  Absent reimbursements, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1996 would have been 0.56% for Equity-Income Portfolio, 0.67% for Growth Portfolio and O.92% for Overseas Portfolio.

  Absent reimbursements, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1996 would have been 0.73% for Asset Manager Portfolio and 0.71% for Contrafund Portfolio.

  Absent reimbursements, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1996 would have been 0.76% for Growth Opportunities Portfolio.

  GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.). Prior to May 1, 1997, Aon Advisors, Inc. served as investment adviser to this Fund and had agreed to reimburse the Fund for certain expenses of each of the Fund's portfolios. Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of GE Investments Funds, Inc. during 1996 would have been 0.48% for S&P 500 Index Fund, 0.67% for Government Securities Fund, 0.55% for Money Market Fund, 0.60% for Total Return Fund, 1.07% for Real Estate Securities Fund, 1.56% for International Equity Fund. The Other Expenses for the Global Income Fund and the Value Equity Fund are estimates by the Fund since these portfolios were recently organized and have no operating history, and actual expenses may be greater or less than those shown.

  Absent reimbursements, the total annual expenses of the portfolios of the Janus Aspen Series during 1996 would have been .83% for Growth Portfolio, .83% for Aggressive Growth Portfolio, 0.91% for Worldwide Growth Portfolio, 2.21% for International Growth Portfolio, and 1.07% for Balanced Portfolio. The Other Expenses listed for the Capital Appreciation Portfolio of Janus Aspen

Series are estimates provided by the Fund because the portfolio had not yet commenced operations as of December 31, 1996. The total expenses absent fee waivers are estimated to be 1.30%

  Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of the Federated Insurance Series during

1996 would have been 1.36% for Federated Utility Fund II, 1.39% for Federated High Income Bond Fund II, and 1.07% for Federated American Leaders Fund II.

  The Other Expenses listed for the Growth II Portfolio and Large Cap Growth Portfolio of PBHG Insurance Series Fund, Inc. are estimates provided by the Fund because the portfolios were recently organized and have a brief operating history. Actual expenses may be greater or less than those shown.

EXAMPLES: An Owner would pay the following expenses on a policy with a $1000 premium, assuming a 5% annual return on assets and a 3% Assumed Interest Rate, based on the charges and expenses reflected in the Fee Table above:

1. If the Life Annuity Payment Option of the Income Payment Plan selected, does not have a material effect on expenses an Owner will pay:

Subdivision Investing In:                                 1 Year       3 Years      5 Years      10 Years

Variable Insurance Products Fund
Equity-Income Portfolio                                      19.21        58.10        97.09        189.94
Growth Portfolio                                             20.27        61.26       102.29        199.68
Overseas Portfolio                                           22.60        68.15       113.55        220.65

Variable Insurance Products Fund II
Asset Manager Portfolio                                      20.76        62.70       104.64        204.08
Contrafund Portfolio                                         20.76        62.70       104.64        204.08

Variable Insurance Products Fund III
Growth Opportunities Portfolio                               21.05        63.56       106.05        206.72
Growth & Income Portfolio                                    20.37        61.55       102.76        200.56

GE Investments Funds, Inc.
Money Market Fund                                            15.03        45.66        76.59        151.08
Government Securities Fund                                   20.08        60.69       101.34        197.92
S&P 500 Index Fund                                           18.24        55.21        92.35        181.02
Total Return Fund                                            19.40        58.67        98.04        191.72
International Equity Fund                                    28.13        84.38       139.90        268.95
Real Estate Securities Fund                                  23.96        72.15       120.07        232.71
Value Equity Fund                                            22.41        67.58       112.61        218.92
Global Income Fund                                           22.31        67.29       112.14        218.05

Oppenheimer Variable Account Funds
Oppenheimer High Income Fund                                 21.44        64.71       107.93        210.22
Oppenheimer Bond Fund                                        21.15        63.85       106.52        207.59
Oppenheimer Capital Appreciation Fund                        20.85        62.99       105.11        204.96
Oppenheimer Growth Fund                                      21.24        64.14       106.99        208.47
Oppenheimer Multiple Strategies Fund                         21.05        63.56       106.05        206.72

Janus Aspen Series
Balanced Portfolio                                           22.70        68.44       114.01        221.52
Flexible Income Portfolio                                    21.73        65.57       109.33        212.83
Growth Portfolio                                             20.27        61.26       102.29        199.68
Aggressive Growth Portfolio                                  20.95        63.28       105.58        205.84
Worldwide Growth Portfolio                                   21.34        64.42       107.46        209.34
International Growth Portfolio                               25.80        77.57       128.87        248.87
Capital Appreciation Portfolio                               23.77        71.58       119.14        231.00

Federated Insurance Series
High Income Bond Fund II                                     21.34        64.42       107.46        209.34
Utility Fund II                                              21.82        65.86       109.80        213.70
American Leaders Fund II                                     21.82        65.86       109.80        213.70

The Alger American Fund
Small Capitalization Portfolio                               22.12        66.72       111.21        216.32
Growth Portfolio                                             21.24        64.14       106.99        208.47

PBHG Insurance Series Funds, Inc.
PBHG Growth II Portfolio                                     24.74        74.43       123.78        239.54
PBHG Large Cap Growth Portfolio                              24.25        73.01       121.46        235.28

  The expense  information  regarding the Funds was provided by those Funds. The
Variable Insurance Products Fund,  Variable Insurance Products Fund II, Variable
Insurance  Products Fund III,  Oppenheimer  Variable Account Funds,  Janus Aspen
Series,  Federated  Insurance  Series,  The Alger American Fund,  PBHG Insurance
Series Fund, Inc. and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information.

                                     SUMMARY

The following Summary Of Prospectus Information Should Be Read In Conjunction With the Detailed Information Appearing Elsewhere In This Prospectus.

The Policy

  The Policy provides for Income Payments to be made for the life of the Annuitant(s). The Owner may choose from a number of Income Payment Plans available, two of which provide a variety of Guaranteed Periods. (See Income Payments.) The Income Payment is equal to the sum of the Variable Income Payment and the Fixed Income Payment. The Owner chooses the portion of the Net Premium Payment to be allocated between Variable and Fixed Income Payments at the time the Policy is purchased. The Owner also allocates the portion of the Net Premium Payment chosen to provide Variable Income Payments among up to ten Investment Subdivisions. Variable Income Payments are based upon the investment performance of the selected Investment Subdivisions of Account 4; therefore, the Annuitant(s) bears the entire investment risk with respect to the Variable Income Payments. Fixed Income Payments are based upon the guarantees of Life of Virginia.

  The  Policy  may  be  purchased  on  a  non-tax   qualified   basis  (i.e.,  a
Non-Qualified Policy) or it can be purchased in connection with certain retirement or savings plans qualifying for favorable federal income tax treatment (i.e., a Qualified Policy).

Premium Payment

  A Single Premium of at least $25,000 is required. (See Purchasing the Policies.)

  The Owner, by written instructions, allocates a portion of the Net Premium Payment to provide Variable Income Payments and/or a portion to provide Fixed Income Payments at the time the Policy is purchased. The portion of the Net Premium Payment chosen to provide Fixed Income Payments is allocated to our General Account. The portion of the Net Premium Payment chosen to provide Variable Income Payments may be allocated among up to ten Investment Subdivisions. The minimum allocation permitted is 1% of the Net Premium Payment. In states that require a return of the Single Premium as a refund privilege, the Net Premium Payment will temporarily be placed in the Investment Subdivision that invests in the Money Market Fund of the GE Investments Funds, Inc.
(See Allocation of Net Premium Payment.)

  At any point in time, the value of Annuity Units attributable to a Policy may not be invested in more than ten Investment Subdivisions.

Transfers

  The Owner may transfer Annuity Units from one Investment Subdivision to another available at the time the transfer is requested. The number of transfers allowed may be limited to four each calendar year. Life of Virginia may not honor transfers made by third parties holding multiple powers of attorney. (See Powers of Attorney.)

Charges and Deductions

  To cover the costs of administering the Policies, Life of Virginia deducts a daily administrative expense charge at an effective annual rate of 0.15% of the average daily net assets in Account 4 attributable to the Policies. Life of Virginia may deduct a sales charge from the Single Premium, reflected in the Net Premium Factor shown in the Policy. Life of Virginia will also deduct a Policy fee of $300 for Policies issued with a Single Premium less than $75,000.

  A daily charge at an effective annual rate of 1.25% of the average daily net assets in Account 4 attributable to the Policies is imposed against those assets to compensate Life of Virginia for mortality and expense risks assumed by it. Life of Virginia may also deduct a charge for any premium taxes incurred. (See Charges and Deductions.)

Income Payments

 The Annuitant and any Joint Annuitant (if the Annuitant, any Joint Annuitant and Owner are living on the Annuity Commencement Date), will receive Income Payments which are based upon the investment performance of the selected Investment Subdivisions and/or the guarantees of Life of Virginia. The first Income Payment is made as of the Due Date of the initial Income Payment. The amount of each Income Payment will depend on: (1) the amount of any Fixed Income Payment; (2) the value of the Annuity Units; (3) the amount of any applicable charges and deductions; (4) the Annuitant's (and the Joint Annuitant's, if applicable) Age on the Annuity Commencement Date and, where appropriate, sex; and (5) the Income Payment Plan and Payment Period chosen.

Death Benefits

  If any  Owner,  Annuitant  or  Joint  Annuitant  dies  prior  to  the  Annuity
Commencement Date, a Death Benefit will be paid and the Policy will be terminated. Upon receipt of Due Proof of Death, the Company will pay a Death Benefit to the Beneficiary equal to the Single Premium, less the aggregate amount of any Income Payments already made.

Right to Cancel

  The Owner has 10 days after the Policy is received to examine the Policy and return it for a refund equal to the Cancellation Payment. Unless state or federal law requires that the Single Premium be returned as the refund, the amount of the refund will equal the Single Premium modified by investment experience. If state or federal law requires that the Single Premium be returned, the amount of the refund will equal the greater of the Single Premium or the Single Premium modified by investment experience. In certain states the Owner may have more than 10 days to return the Policy for a refund. (See Examination of Policy - Right to Cancel Provision.)

Questions

  Any questions about the Policy or the Funds in which the subdivisions invest will be answered by Life of Virginia's Home Office. All inquiries can be addressed to Life of Virginia, Variable Products Department, 6610 W. Broad Street, Richmond, VA 23230; if by phone, call (800) 352-9910.


                              FINANCIAL INFORMATION

  Financial statements for Account 4 are in the Statement of Additional Information. The consolidated financial statements for Life of Virginia also are in the Statement of Additional Information.

Condensed Financial Information

  There are no Annuity Units in the Investment Subdivisions as of the date of this Prospectus.


                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                     AND LIFE OF VIRGINIA SEPARATE ACCOUNT 4


The Life Insurance Company of Virginia

  The Life Insurance Company of Virginia is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. Eighty percent of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Corporation. The remaining 20% is owned by GE Life Insurance Group, Inc. General Electric Capital Assurance Corporation and GE Life Insurance Group, Inc. are indirectly, wholly-owned subsidiaries of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company. GE Capital subsidiaries consist of commercial and industrial specialized, mid-market and indirect consumer financing businesses. GE Capital's parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large-sized electric power generation equipment.

  Life of Virginia is principally engaged in the offering of life insurance policies and ranks among the twenty-five (25) largest stock life insurance companies in the United States in terms of business in force. Life of Virginia is admitted to do business in forty-nine (49) states and the District of Columbia. The principal offices of Life of Virginia are at 6610 W. Broad Street, Richmond, Virginia 23230.

Account 4

  Life of Virginia Separate Account 4 was established by Life of Virginia as a separate investment account on August 19, 1987. Account 4 currently has 80 Investment Subdivisions, 34 of which are available under the Policy. The portion of the Net Premium Payment designated to provide Variable Income Payments is allocated in accordance with the instructions of the Owner among up to ten of the 34 Investment Subdivisions available under the Policy. Each of these Investment Subdivisions invests exclusively in one of the Funds described below.

  The assets of Account 4 are the property of Life of Virginia. Income and both realized and unrealized gains or losses from the assets of Account 4 are credited to or charged against the Account without regard to the income, gains, or losses arising out of any other business Life of Virginia may conduct. Although the assets in Account 4 attributable to the Policies are not chargeable with liabilities arising out of any other business which Life of Virginia may conduct, all obligations arising under the policies, including the promise to make Income Payments, are general corporate obligations of Life of Virginia. Furthermore, the assets of Account 4 are available to cover the liabilities of Life of Virginia's General Account to the extent that the assets of Account 4 exceed its liabilities arising under the Policies supported by it.

  Account 4 is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the Federal Securities Laws. Registration with the Commission, however, does not involve supervision of the management or investment practices or policies of Account 4 by the Commission.

Additions, Deletions, or Substitutions of Investments

  Life of Virginia reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Fund portfolios that are held by Account 4 or that Account 4 may purchase.

  Life of Virginia also reserves the right to establish additional Investment Subdivisions of Account 4, each of which would invest in a Fund, or in shares of another investment company, with a specified investment objective. One or more Investment Subdivisions may also be eliminated if, in the sole discretion of Life of Virginia, marketing, tax, or investment conditions warrant.

  If deemed by Life of Virginia to be in the best interests of persons having voting rights under the Policies, and, if permitted by law, Life of Virginia may deregister Account 4 under the 1940 Act in the event such registration is no longer required; manage Account 4 under the direction of a committee; or combine Account 4 with other Life of Virginia separate accounts. To the extent permitted by applicable law, Life of Virginia may also transfer the assets of Account 4 associated with the Policies to another separate account. In addition, Life of Virginia may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to Account 4.


                                    THE FUNDS


  Account 4 currently invests in nine series-type mutual funds. Each of the Funds currently available under the Policy is a registered open-end, diversified investment company of the series-type.

  Each Investment Subdivision invests exclusively in a designated investment portfolio of one of the Funds. The assets of each such portfolio are separate from other portfolios of that Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio. Some of the Funds may, in the future, create additional portfolios.

  Each of the Funds sells its shares to Account 4 in accordance with the terms of a participation agreement between the Fund and Life of Virginia. The termination provisions of those agreements vary. A summary of these termination provisions may be found in the Statement of Additional Information. Should an agreement between Life of Virginia and a Fund terminate, the Account may not be able to purchase additional shares of that Fund. In that event, Owners will no longer be able to allocate Account Values or Premium Payments to Investment Subdivisions investing in portfolios of that Fund.

  Additionally, in certain circumstances, it is possible that a Fund or a portfolio of a Fund may refuse to sell its shares to Account 4 despite the fact that the participation agreement between the Fund and Life of Virginia has not been terminated. Should a Fund or a portfolio of a Fund decide not to sell its shares to Life of Virginia, Life of Virginia will be unable to honor Owner requests to allocate their account values or premium payments to Investment Subdivisions investing in shares of that Fund or portfolio.

  Certain Investment Subdivisions invest in portfolios that have similar investment objectives and/or policies; therefore, before choosing Investment Subdivisions, carefully read the individual prospectuses for the Funds, along with this prospectus.

Variable Insurance Products Fund

  Variable Insurance Products Fund has three portfolios that are currently available under this Policy: VIP Equity-Income Portfolio, VIP Growth Portfolio, and VIP Overseas Portfolio.

  VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

  VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

  Fidelity Management & Research Company serves as investment adviser to Variable Insurance Products Fund.

Variable Insurance Products Fund II

  Variable Insurance Products Fund II has two portfolios that are currently available under this Policy: VIP Asset Manager Portfolio and VIP Contrafund Portfolio.

  VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

  VIP Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies believed to be undervalued or out-of-favor.

  Fidelity Management & Research Company serves as investment adviser to Variable Insurance Products Fund II.

Variable Insurance Products Fund III

  Variable Insurance Products Fund III has two portfolios that are currently available under this Policy: VIP Growth & Income Portfolio and VIP Growth Opportunities Portfolio. THE VIP GROWTH & INCOME PORTFOLIO AND THE VIP GROWTH OPPORTUNITIES PORTFOLIO ARE NOT CURRENTLY AVAILABLE IN CONNECTION WITH POLICIES ISSUED TO CALIFORNIA POLICYOWNERS.

  VIP Growth & Income Portfolio seeks high total return through a combination of
current  income  and  capital   appreciation  by  investing   mainly  in  equity
securities.

  VIP Growth Opportunities Portfolio seeks capital growth by investing primarily in common stock and securities convertible to common stock.

  Fidelity Management & Research Company serves as investment adviser to Variable Insurance Products Fund III.

GE Investments Funds, Inc.

  GE Investments Funds, Inc. (GE Investments Funds) has eight portfolios that are currently available under this Policy: Money Market Fund, Government Securities Fund, S&P 500 Index Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Global Income Fund and Value Equity Fund. THE GLOBAL INCOME FUND AND THE VALUE EQUITY FUND ARE NOT CURRENTLY AVAILABLE IN CONNECTION WITH POLICIES ISSUED TO CALIFORNIA POLICYOWNERS.

  Money Market Fund has the investment objective of providing the highest level of current income as is consistent with high liquidity and safety of principal by investing in high quality money market securities.

  Government Securities Fund has the investment objective of seeking high current income and protection of capital through investments in intermediate and long-term debt instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

  S&P 500 Index Fund1 has the investment objective of providing capital appreciation and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Price Index, through investment in common stocks traded on the New York Stock Exchange and the American Stock Exchange, to a limited extent, in the over-the-counter markets.
---------------------------

  1"Standard  and Poor's",  "S&P",  and "S&P 500", "Standard & Poor's 500" and
   "500" are  trademarks  of the  McGraw-Hill  Companies,  Inc.  and  have  been licensed for use by GE Investment Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Fund or purchasing this product.
----------------------------
                                    14

  Total Return Fund has the investment objective of providing the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by investing in common stocks, bonds and money market instruments, the proportion of each being continuously determined by the investment adviser.

  International Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve its objective by investing primarily in equity and equity-related securities of companies that are organized outside of the U.S. or whose securities are principally traded outside of the U.S.

  Real Estate Securities Fund has the investment objective of providing maximum total return through current income and capital appreciation. The portfolio seeks to achieve its objective by investing primarily in securities of U.S. issuers that are principally engaged in or related to the real estate industry including those that own significant real estate assets. The portfolio will not invest directly in real estate.

  Global Income Fund has the investment objective of high total return, emphasizing current income and, to a lesser extent, capital appreciation. The portfolio seeks to achieve these objectives by investing primarily in income-bearing debt securities and other income-bearing instruments of U.S. and foreign issuers.

  Value Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stock and other equity securities that are undervalued by the market and offer above-average capital appreciation potential.

  GE Investment Management Incorporated serves as investment adviser to GE Investments Funds.

Oppenheimer Variable Account Funds

  Oppenheimer Variable Account Funds has five portfolios that are currently available under this Policy: Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, and Oppenheimer Multiple Strategies Fund.

  Oppenheimer High Income Fund seeks a high level of current income from investment in high yield fixed income securities, including unrated securities or high risk securities in the lower rating categories. These securities may be considered to be speculative. This Fund may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Oppenheimer Variable Account Funds, which should be read carefully before investing.

  Oppenheimer Bond Fund primarily seeks a high level of current income from investment in high yield fixed income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, it seeks capital growth when consistent with its primary objective.

  Oppenheimer Capital Appreciation Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

  Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

  Oppenheimer Multiple Strategies Fund seeks a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

  Oppenheimer Funds, Inc. serves as investment adviser to Oppenheimer Variable Accounts Funds.

Janus Aspen Series

  The Janus Aspen Series currently has seven portfolios that are currently available under this Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio, and Capital Appreciation Portfolio. THE CAPITAL APPRECIATION PORTFOLIO IS NOT CURRENTLY AVAILABLE IN CONNECTION WITH POLICIES ISSUED TO CALIFORNIA POLICYOWNERS.

  Growth Portfolio has the investment objective of long-term capital growth in a manner consistent with the preservation of capital. The Growth Portfolio is a diversified portfolio that pursues its objective by investing in common stocks of companies of any size. Generally, this Portfolio emphasizes larger, more established issuers.

  Aggressive Growth Portfolio has the investment objective of long-term growth of capital. The Aggressive Growth Portfolio is a non-diversified portfolio that will seek to achieve its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies.

  Worldwide Growth Portfolio has the investment objective of long-term growth of capital in a manner consistent with the preservation of capital. The Worldwide Growth Portfolio will seek to achieve its objective by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes. The Portfolio normally invests in issuers from at least five different countries including the United States.

  International Growth Portfolio has the investment objective of long-term growth of capital. The International Growth Portfolio will seek to achieve its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

  Balanced Portfolio has the investment objective of seeking long-term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

  Flexible Income Portfolio has the investment objective of seeking to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of income and capital appreciation. The Portfolio pursues its objective primarily by investing in any type of income-producing securities. This Portfolio may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for Janus Aspen Series, which should be read carefully before investing.

  Capital Appreciation Portfolio has the investment objective of seeking long-term growth of capital by investing primarily in common stocks of companies of any size.

  Janus Capital Corporation serves as investment adviser to Janus Aspen Series.

Federated Insurance Series

  The Federated Insurance Series has three portfolios that are currently available under this Policy: Federated Utility Fund II, Federated High Income Bond Fund II and Federated American Leaders Fund II.

  Federated Utility Fund II has the investment objective of high current income and moderate capital appreciation. The Federated Utility Fund II will seek to achieve its objective by investing primarily in equity and debt securities of utility companies.

  Federated High Income Bond Fund II has the investment objective of high current income. The Federated High Income Bond Fund II will seek to achieve its objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations, commonly referred to as "junk bonds". The risks of these securities are described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

  Federated American Leaders Fund II has the primary investment objective of long-term growth of capital, and a secondary objective of providing income. The Federated American Leaders Fund II will seek to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue chip" companies.

  Federated Advisers serves as investment adviser to Federated Insurance Series.

The Alger American Fund

  The Alger American Fund has two portfolios that are currently available under this Policy: Alger American Small Capitalization Portfolio and Alger American Growth Portfolio.

  Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

  Alger American Growth Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater.

  Fred Alger Management, Inc. serves as the investment manager to Alger American Fund.

PBHG Insurance Series Fund, Inc.

  PBHG Insurance Series Fund, Inc. (PBHG Insurance Series Fund) has two portfolios that are currently available under this Policy: Growth II Portfolio and Large Cap Growth Portfolio. THE GROWTH II PORTFOLIO AND THE LARGE CAP GROWTH PORTFOLIO ARE NOT CURRENTLY AVAILABLE IN CONNECTION WITH POLICIES ISSUED TO CALIFORNIA POLICYOWNERS.

  Growth II Portfolio seeks long-term capital appreciation by investing in equity securities of small and medium sized companies (market capitalization of up to $4 billion) which have an outlook for strong earnings growth and significant capital appreciation.

  Large Cap Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of larger capitalization companies (market capitalization of greater than $1 billion) which have an outlook for strong growth in earnings and potential for capital appreciation.

  Pilgrim Baxter & Associates, Ltd. serves as the Investment Adviser to PBHG Insurance Series Fund, Inc.

                      THERE IS NO ASSURANCE THAT THE STATED
                      OBJECTIVES AND POLICIES OF ANY OF THE
                             FUNDS WILL BE ACHIEVED.

  Life of Virginia currently is compensated by an affiliate(s) of each of the Funds based upon an annual percentage of the average assets held in the Fund by Life of Virginia. These percentage amounts, which vary by Fund, are intended to reflect administrative and other services provided by Life of Virginia to the Fund and/or affiliate(s).

  More detailed information concerning the investment objectives and policies of the Funds and their investment advisory services and charges can be found in the current prospectuses for the Funds which accompany or precede this Prospectus and the Funds' current statements of additional information. A current prospectus for each Fund can be obtained by writing or calling Life of Virginia at its Home Office. The prospectus for each Fund should be read carefully before any decision is made concerning the allocation of Premium Payments or transfers among the Investment Subdivisions.

Resolving Material Conflicts

  The Funds are used as investment vehicles for both variable life insurance and variable annuity policies issued by Life of Virginia. In addition, all of the Funds, are also available to registered separate accounts of insurance companies other than Life of Virginia offering variable annuity and variable life policies. As a result, there is a possibility that an irreconcilable material conflict may arise between the interests of Owners owning Policies whose account values are allocated to Account 4 and of Owners owning policies whose Account Values are allocated to one or more other separate accounts investing in any one of the Funds.

  In addition, Janus Aspen Series, GE Investments Funds and The Alger American Fund may sell shares to certain retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Owners generally or certain classes of Owners, and such retirement plans or participants in such retirement plans.

  In the event of a material conflict, Life of Virginia will take any necessary steps, including removing Account 4 assets from the Fund, to resolve the matter. See the individual Fund Prospectus for additional details.

                                   THE POLICY

  The Policy is an individual single premium variable immediate annuity policy. The rights and benefits of the Policy are described below and in the Policies. There may be differences in your Policy because of requirements of the state where your Policy is issued. Any such differences will be included in your Policy. The Policy will be issued with a Policy Date that is generally the date the Single Premium was received and accepted by Life of Virginia at its Home Office. The Policy Date is set forth in the Policy.

Purchasing the Policies

  Individuals wishing to purchase a Policy must apply through an authorized registered agent. The minimum Single Premium required under the Policy is $25,000. Acceptance of a request for a Policy and acceptance of a Single Premium are subject to Life of Virginia's rules, and Life of Virginia reserves the right to reject any request for a Policy and any Single Premium for any lawful reason and in a manner such that does not unfairly discriminate against similarly situated purchasers.

  The Single Premium will be processed within two Valuation Days of the Policy date. If Life of Virginia is unable to issue a Policy due to incomplete information, the Policy will be issued within two Valuation Days after receipt of the information needed to issue the Policy. If Life of Virginia does not receive the information necessary to issue the Policy within five Valuation Days after receipt by Life of Virginia of the Single Premium, Life of Virginia will contact the applicant, explain the reason for the delay, and refund the Single Premium immediately, unless the applicant specifically consents to Life of Virginia retaining the Single Premium until the required information is made complete. If Life of Virginia retains the Single Premium, it will be processed within two Valuation Days after the required information is received.

Restrictions on Issuing Certain Policies

  A tax sheltered annuity contract provides tax-deferred retirement savings pursuant to section 403(b) of the Code and may be purchased on behalf of an employee by a public educational institution or certain other tax-exempt employers. Such contracts must contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after Decem-ber 31, 1988, (ii) earnings on those contributions, and (iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions.

  Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, (3) death, or (4) the participant's attainment of age 70 1/2.

  The Policy, with appropriate endorsement, may in some circumstances be used to distribute amounts with respect to a section 403(b) plan or ORP plan. Specifically, certain "rollover" distributions (including trustee-to-trustee transfers and so-called "Direct Rollovers;" see Federal Tax Matters, Federal Income Tax Withholding) from such a plan may be made into this Policy. However, before Life of Virginia will issue the Policy as a Section 403(b) Policy or in connection with the ORP, proof must be furnished that distributions are permitted from the plan.

Allocation of Net Premium Payment

  The Owner, by written instructions, designates a portion of the Net Premium Payment to provide Variable Income Payments and/or a portion to provide Fixed Income Payments at the time the Policy is purchased. The Owner then allocates the portion chosen to provide Variable Income Payments to up to ten Investment Subdivisions. Allocations of less than 1% of the Net Premium Payment designated to provide Variable Income Payments to any one Investment Subdivision are not permitted. The portion of the Net Premium Payment designated to provide Fixed Income Payments is allocated to our General Account.

  For Policies issued in states which require that at least the Single Premium be returned during the refund period (see Examination of Policy - Right to Cancel Provision), the portion of the Net Premium Payment supporting the Variable Income Payments will be placed in the Investment Subdivision that invests exclusively in the Money Market Fund of the GE Investments Funds, Inc. The Net Premium Payment will remain in that Investment Subdivision until the earlier of 15 calendar days from the date the Net Premium Payment is credited to the Policy or, if the Policy is not accepted by the Owner, when all amounts due are refunded. At the end of the 15-day period, the value in the Investment Subdivision that invests in the GE Investments Funds Money Market Fund at that time will be allocated among the Investment Subdivisions in accordance with the Owner's instructions.

  The amount of the Income Payment will vary depending upon the allocation of the Net Premium Payment between Variable and Fixed Income Payments chosen by the Owner at the time the Policy is purchased. The amount of the Variable Income Payment will vary with the investment performance of the Investment Subdivisions the Owner selects, and therefore the Annuitant(s) bear the entire investment risk for the value of Annuity Units in any particular Investment Subdivision.

  The Owner should periodically review the allocation of Annuity Units in light of market conditions and overall financial planning. The Owner may change the allocation of Annuity Units without charge, subject to Life of Virginia's rules described under "Transfers", "Telephone Transfers" and "Automatic Transfers" (shown below).

Transfers

  The Owner may transfer Annuity Units among and between the Investment Subdivisions that are available at the time of the request by sending a written request to the Home Office. Telephone transfers are subject to Life of Virginia's administrative requirements. All transfers will be effective as of the end of the Valuation Period during which the written or telephone request is received at the Home Office. Subsequent Variable Income Payment amounts will reflect the investment experience of the newly selected Investment Subdivisions. At any one point in time, Annuity Units of no more than ten Investment Subdivisions may be used. There is no charge imposed for transfers of Annuity Units.

  Currently, Life of Virginia reserves the right to limit the number of transfers to four each calendar year. Additionally, if it is necessary in order that the Policy will continue to receive annuity treatment, Life of Virginia reserves the right to limit the number of transfers to a lower number. No transfers are allowed between the portion of your Net Premium Payment allocated to Fixed Income Payments and the portion of your Net Premium Payment allocated to Variable Income Payments.

  If the number of Annuity Units remaining in an Investment Subdivision after a transfer is less than 1, then this unit will also be transferred. In addition, transfers are only permitted into an Investment Subdivision if, after the transfer, the number of Annuity Units of that Investment Subdivision is at least 1.

  The number of Annuity  Units  resulting  from a transfer is equal to (1) times
(2) divided by (3) where: (1) is number of Annuity Units of the current Investment Subdivision from which the Annuity Units are being transferred; (2) is the Unit Value of the Investment Subdivision from which the Annuity Units are being transferred; and (3) is the Unit Value of the Investment Subdivision to which the Annuity Units are being transferred.

  Where permitted by state law, Life of Virginia reserves the right to refuse to execute any transfer, if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the mutual Funds in which they invest.

Telephone Transfers

  Life of Virginia permits telephone transfers and may be liable for losses resulting from unauthorized or fraudulent telephone transfers if it fails to employ reasonable procedures to confirm that the telephone instructions that it receives are genuine. Therefore, Life of Virginia will employ means to prevent unauthorized or fraudulent telephone requests, such as sending written confirmation, recording telephone requests, and/or requesting other identifying information. In addition, Life of Virginia may require written authorization before allowing Owners to make telephone transfers.

  To request a telephone transfer, Owners should call Life of Virginia's Telephone Transfer Line at 800-772-3844. Life of Virginia will record all telephone transfer requests. Transfer requests received prior to the close of the New York Stock Exchange will be executed that Valuation Day at that day's prices. Requests received after that time will be executed on the next Valuation Day at that day's prices.

Automatic Transfers

  Owners may elect to have Life of Virginia automatically transfer a specified number of Annuity Units from the Investment Subdivision of Account 4 that invests in the Money Market Fund of GE Investments Funds to any other available Investment Subdivision(s) on a quarterly basis. This privilege is intended to permit Owners to utilize "Portfolio Balancing," a long-term investment method similar to "dollar-cost averaging", a method which provides for regular level investments over a period of time. Life of Virginia makes no representations or guarantees that Portfolio Balancing will result in a profit or protect against loss.

  Owners must complete the Portfolio Balancing section of the application or a Portfolio Balancing Agreement in order to participate in the Portfolio Balancing program. Amounts may be allocated to the GE Investments Funds Money Market Investment Subdivision as a portion of the Net Premium Payment or in the form of a transfer of Annuity Units from other Investment Subdivisions within

Account 4. Any amount allocated must conform to the minimum amount and percentage requirements. (See Purchasing the Policies, and Allocation of Net Premium Payments.)

  Portfolio Balancing transfers will continue as long as there are Annuity Units in the Money Market Fund of the GE Investments Funds Investment Subdivision.
Prior to that time, the Owner may discontinue Portfolio Balancing by sending Life of Virginia a written cancellation notice. Owners may make changes to their Portfolio Balancing program by calling Life of Virginia's Telephone Transfer Line at 800-772-3844. Also, Life of Virginia reserves the right to discontinue Portfolio Balancing upon 30 days written notice to the Owner.

Powers of Attorney

  As a general rule and as a convenience to Owners, Life of Virginia allows the use of powers of attorney whereby Owners give third parties the right to effect Annuity Unit transfers on behalf of the Owners. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Annuity Units. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are generally not compatible with the long-range goals of purchasers of the Policies. Life of Virginia believes that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds and this position is shared by the managements of those Funds.

  Therefore,   to  the  extent  necessary  to  reduce  the  adverse  effects  of simultaneous transfers made by third parties holding multiple powers of attorney, Life of Virginia may not honor such powers of attorney and has instituted or will institute procedures to assure that the transfer requests that it receives have, in fact, been made by the Owners in whose names they are submitted. However, these procedures will not prevent Owners from making their own transfer requests.

Examination of Policy (Right to Cancel Provision)

  The Owner may examine the Policy and return it for a refund equal to the Cancellation Payment within 10 days after it is received. Unless state or federal law requires that the Single Premium be returned as the refund, the amount of the Cancellation Payment payable to the Owner as of the date Life of Virginia receives the cancellation request is (a) the amount that would be payable as an Income Payment on that date adjusted by the Assumed Interest Rate for the number of days since the Policy Date, divided by the amount that would be payable as an Income Payment on the Policy Date; multiplied by (b) the Net Premium Payment; plus (c) any charges deducted from the Single Premium; minus
(d) any Income Payments made prior to that date. If state or federal law requires that the Single Premium be returned, then the Cancellation Payment will equal the greater of the Single Premium or the amount described in this provision.

  In certain states the Owner may have more than 10 days to return the Policy for a refund. An Owner wanting a refund should return the Policy to Life of Virginia at its Home Office.


                                 INCOME PAYMENTS

General

  Life of Virginia will make Income Payments to the Annuitant(s) for the lifetime of the Annuitant(s). The Income Payments will be paid in the form of Fixed Income Payments and/or Variable Income Payments using the Age and, where appropriate, sex of the Annuitant and any Joint Annuitant.

  The Owner may choose from a number of Income Payment Plans available, as described below, two of which offer a variety of Guaranteed Periods. The Owner selects the frequency of Income Payments from choices of monthly, quarterly, semi-annually or annually. The Owner may also choose to defer the Annuity Commencement Date up to sixty (60) days from the Policy Date, subject to rules described in the Income Payment Dates section below, provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that in order to defer the Annuity Commencement Date, one Owner must be the spouse of the other Owner. The initial Income Payment will be made one Payment Period after the Annuity Commencement Date. Subsequent Income Payments will be made each Payment Period thereafter, subject to Policy provisions. All such elections must be designated by the Owner by written instructions.

  Certain states prohibit the use of actuarial tables that distinguish between men and women in determining benefits for annuity policies issued on the lives of residents. Similar restrictions exist when an annuity policy is issued in connection with an employment relationship, such as in the context of Qualified Plans. Therefore, Policies issued in these circumstances have Income Payments which are based on actuarial tables that do not differentiate on the basis of sex.

Determination of Income Payments

  The Income Payment is equal to the sum of the Variable Income Payment and the Fixed Income Payment. The portion of the Single Premium credited to the Policy to provide Income Payments is the Net Premium Payment. The Net Premium Payment is calculated by first multiplying the Single Premium times the Net Premium Factor, then deducting from the result any Policy fee and any premium tax charge. The Owner designates the portion of the Net Premium Payment to be allocated between Variable and Fixed Income Payments at the time the Policy is purchased.

  If the Owner fails to provide Life of Virginia with a written election not to have federal income taxes withheld, Life of Virginia must by law withhold the appropriate amount of taxes from the taxable portion of Income Payments and remit that amount to the federal government. Also, in certain other circumstances, Life of Virginia must withhold taxes. (See Federal Income Tax Withholding, p.24.) In addition, the Single Premium may be subject to the imposition of a premium tax charge in those states which impose such a tax. (See Premium Taxes.) Other withholding requirements may apply with respect to state income taxes.

Income Payment Plans

  Income Payment Plans can provide either Fixed Income Payments or Variable Income Payments or a combination of both. There are currently six Income Payment Plans available as described below. The plan of Income Payments and allocation of the Net Premium Payment between Fixed and/or Variable Income Payments must be designated by the Owner at the time the Policy is purchased.

  The portion of the Income Payment attributable to Fixed Income Payments is guaranteed by Life of Virginia and does not vary except as provided by the Income Payment Plan chosen. The portion of the Income Payment attributable to Variable Income Payments is not guaranteed by Life of Virginia and varies based on the investment experience of one or more Investment Subdivisions and as provided by the Income Payment Plan chosen. Mortality, investment and expense assumptions used to calculate Fixed Income Payments are determined by Life of Virginia. Variable Income Payments are determined using similar factors for mortality and expenses and an assumed interest rate as described below.


  Fixed Income Payments. The amount of each Fixed Income Payment will be calculated on the Policy Date. The portion of the Net Premium Payment designated by the Owner to provide Fixed Income Payments will be allocated to the General Account of Life of Virginia as of the Policy Date. Fixed Income Payments will be fixed in amount, frequency and duration according to the Income Payment Plan chosen, and the Age and, where appropriate, sex of the Annuitant(s) on the Policy Date. The amount of Fixed Income Payments will not be less than any that are required by the state where the Policy is delivered. For further information, the Owner should contact Life of Virginia at its Home Office.

  Variable Income Payments. Variable Income Payments will reflect the investment performance of the selected Investment Subdivisions. With respect to the portion of the Net Premium Payment selected to provide Variable Income Payments, the Owner must designate allocations either totally or partially to any one or more of up to ten of the available Investment Subdivisions of Account 4. The
Annuitant(s) bears the entire investment risk with respect to the Variable Income Payments.

  The number of Annuity Units of an Investment Subdivision attributable to a Policy is determined as of the Policy Date and remains fixed unless transferred. (See Transfers.) The number of Annuity Units of an Investment Subdivision attributable to a Policy as of the Policy Date is determined by multiplying (a) and (b) and dividing the result by (c) where: (a) is the Net Premium Payment allocated to that Investment Subdivision on the Policy Date plus interest at the Assumed Interest Rate for the period, if any, from the Policy Date to the Annuity Commencement Date, divided by $1,000; (b) is the Variable Payout Rate for the Policy; and (c) is the applicable Unit Value of that Investment Subdivision on the Policy Date.

  The amount of each Variable Income Payment is calculated as of the date five Valuation Days prior to its Due Date. For a Policy, the value of the Annuity Units attributable to each Investment Subdivision is the number of Annuity Units attributable to the Investment Subdivision times the applicable Unit Value for that Investment Subdivision as of the calculation date. The dollar value of the total Variable Income Payment is the sum of the value of the Annuity Units attributable to each Investment Subdivision.

  The Unit Value of each Investment Subdivision was arbitrarily set at $10 when the Investment Subdivision began operations. Thereafter, for a given Assumed Interest Rate, the Unit Value of each Investment Subdivision for any Valuation Period is equal to (a) times (b) times (c) where: (a) is the net investment factor for the Investment Subdivision for that Valuation Period; (b) is the applicable Unit Value for the preceding Valuation Period; and (c) is the applicable investment result adjustment factor for the Valuation Period.

  The net investment factor is used to measure the investment performance of an Investment Subdivision. The net investment factor for any Investment Subdivision for any Valuation Period is determined by (a) divided by (b), minus (c), where:
(a) is the result of:

(1) the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; plus (2) the investment income and capital gains, realized or unrealized, crediting to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus (4) any amount charged against the Separate Account for taxes, or any amount Life of Virginia sets aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and (b) is the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; and (c) is a factor representing the charge for mortality and expense risks Life of Virginia assumes and for administrative expenses deducted from the Investment Subdivision adjusted for the number of days in the Valuation Period.

  The investment result adjustment factor recognizes an Assumed Interest Rate used in determining the amounts of the Variable Income Payments. This means that if the net investment experience of the Investment Subdivision to which the Annuity Units apply for a given month exceeds the monthly equivalent of Assumed Interest Rate, the Variable Income Payment will be greater than the previous payment. If the net investment experience for such Investment Subdivision is less than the monthly equivalent of the Assumed Interest Rate, the Variable Income Payment will be less than the previous Variable Income Payment. The Owner designates the Assumed Interest Rate from available choices at the time the Policy is issued. Currently available choices are 3% and 5%.

Income Payment Dates

  The initial Income Payment is due one Payment Period after the Annuity Commencement Date. The Owner(s) can choose to defer the Annuity Commencement Date up to 60 days from the Policy Date provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that in order to defer the Annuity Commencement Date, one Owner must be the spouse of the other Owner. The frequency of Income Payments is chosen by the Owner(s) at the time the Policy is purchased from available choices of annual, semi-annual, quarterly and monthly. The frequency and duration of Income Payments will effect the amount of each Income Payment. Income Payments cannot be made on the 29th, 30th or 31st day of the month.

  The Income Payments Plans shown below are available for both Variable Income Payments and Fixed Income Payments.

       Single Life - Life Income. Life of Virginia will provide Income Payments guaranteed for the life of the Annuitant. Income Payments will stop at the death of the Annuitant. Under this Plan, an Annuitant could receive only one Income Payment if he or she dies after the first Payment, two Income Payments if he or she dies after the second Payment, etc.

       Single Life - Life Income with Period Certain. Income Payments will be made for a Guaranteed Period of 10, 15 or 20 years. If the Annuitant lives longer than the Guaranteed Period, Income Payments will continue for his or her life. If the Annuitant dies before the end of the Guaranteed Period, the Income Payments then due for the remainder of the Guaranteed Period will be paid when due to the Beneficiary.

       Single Life - Life Income with Cash Refund. Income Payments will be made for the life of the Annuitant. If at the death of the Annuitant the total of all Income Payments made does not equal or exceed the Single Premium, Life of Virginia will make a cash payment to the Beneficiary. The cash payment will equal the difference between the Single Premium and the total of Income Payments already made.

       Joint Life - Life Income. Income Payments will be made for as long as both the Annuitant and the Joint Annuitant are alive. At the first to die of the Annuitant and the Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments, as chosen by the Owner on the application for the Policy. Other percentages may be available upon request. Under this Plan, the Annuitant and Joint Annuitant could receive only one Income Payment if they both die after the first Payment, two Income Payments if they both die after the second Payment, etc.

       Joint Life - Life Income with Period Certain. Income Payments will be made for a Guaranteed Period of 10, 15 or 20 years. If both the Annuitant and the Joint Annuitant live longer than the Guaranteed Period, Income Payments will continue as long as both the Annuitant and the Joint
     Annuitant are alive. At the first to die of the Annuitant and Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments. Other percentages may be available upon request. If both the Annuitant and the Joint Annuitant die prior to the end of the Guaranteed Period, Income Payments for the remainder of the Guaranteed Period will be paid when due to the Beneficiary.

       Joint Life - Life Income with Cash Refund. Income Payments will be made as long as both the Annuitant and Joint Annuitant are alive. At the first to die of the Annuitant and the Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments. Other percentages may be available upon request. At the death of the last to die of the Annuitant and Joint Annuitant, if the total of all Income Payments made and Survivor Income Payments made do not equal or exceed the Single Premium, Life of Virginia will make a cash payment to the Beneficiary. The cash payment will equal the difference in the total of the Income Payments made and Survivor Income Payments made, and the Single Premium.


                         POLICY DISTRIBUTIONS UPON DEATH

Death Provisions

  If any Owner, the Annuitant or the Joint Annuitant dies prior to the Annuity Commencement Date, a Death Benefit will be paid and the Policy will be terminated. Upon receipt of Due Proof of Death, the Company will pay a Death Benefit to the Beneficiary equal to the Single Premium paid, less the aggregate amount of any Income Payments already made. Due Proof of Death is required within 90 days of death or as soon thereafter as reasonably possible.

  On or after the Annuity Commencement Date, any Income Payment due after the death of the Final Annuitant will be paid when due to the surviving Beneficiary unless you have otherwise requested. If no Beneficiary survives the Final Annuitant any Income Payment due will be paid to the Owner or the Owner's estate. Income Payments due after the death of an Annuitant and/or Joint Annuitant will depend on the Income Payment Plan and Guaranteed Period chosen when the Policy was purchased. Life of Virginia will adjust future payments and/or require the return of previous payments to correct for any overpayments made on or after the death of an Annuitant and/or Joint Annuitant and prior to the Company receiving notice of such death(s).

  Distribution Rules: The Code requires that if the Owner, Annuitant or any Joint Annuitant dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision of the Policy.


                             CHARGES AND DEDUCTIONS

Charges Against Account 4

  Mortality and Expense Risk Charge. A charge will be deducted from each Investment Subdivision to compensate Life of Virginia for certain mortality and expense risks assumed in connection with the Policies. The charge will be deducted daily and equals .003446%) for each day in a Valuation Period. The effective annual rate of this charge, which is compounded daily, is 1.25% of the average daily net assets of Account 4. Life of Virginia guarantees that this charge of 1.25% will never increase. The mortality risk assumed by Life of Virginia arises from its contractual obligation to make Income Payments regardless of how long Annuitants or any Joint Annuitants may live. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.

  Administrative Expense Charge. A charge will be deducted from each Investment Subdivision to compensate Life of Virginia for certain administrative expenses incurred in connection with the Policies. The charge will be deducted daily and equals .000411% for each day in a Valuation Period. The effective annual rate of this charge, which is compounded daily, is .15% of the average daily net assets of Account 4.

Policy Fee

  Life of Virginia may deduct a charge from the Single Premium in the form of a $300 Policy fee to compensate Life of Virginia for certain administrative expenses incurred in connection with the Policies. If the Single Premium is $75,000 or greater, the Company will waive the Policy fee.

Sales Charge

  Net Premium Factor. Life of Virginia incurs certain sales and other distribution expenses when the Policies are issued. The majority of these expenses consist of commissions paid for sales of these Policies; however, other distribution expenses are incurred in connection with the printing and mailing of prospectuses, conducting seminars and other marketing, sales and promotional activities. To recover a portion of these expenses, a percent of premium sales charge may be imposed at the time the Policy is issued. Currently Life of Virginia does not impose a percent of premium sales charge, but reserves the right to impose such a charge on new premium in the future.

  Should Life of Virginia elect to impose a percent of premium sales charge, this charge will be reflected in the Net Premium Factor.

The Single Premium multiplied by the Net Premium Factor, less any charge for premium tax and any policy fee, will equal the Net Premium Payment. The Net Premium Payment is the portion of the Single Premium that is credited to provide Income Payments under the Policy.

Premium Taxes

  Life of Virginia may deduct a charge for any premium taxes incurred. The premium tax rates incurred by Life of Virginia currently range from 0 to 3.5%. Any applicable premium tax charge will be deducted from the Single Premium and used in calculating the Net Premium Payment.

Other Taxes

  Under present laws, Life of Virginia will incur state and local taxes (other than premium or similar taxes) in several states. At present, Life of Virginia is not making a charge for these taxes but it reserves the right to charge for such taxes.

  Because of its current status under the Code, Life of Virginia does not expect to incur any federal income tax liability that would be chargeable to Account 4. Based upon this expectation, no charge is being made currently to Account 4 for federal income taxes. If, however, Life of Virginia determines that such taxes may be incurred, it may assess a charge for those taxes from Account 4.

Other Charges

  Because Account 4 purchases shares of the Funds, the net assets of each Investment Subdivision will reflect the investment advisory fee and other expenses incurred by the investment portfolio of the Fund in which the Investment Subdivision invests. For more information concerning these charges, read the individual Fund prospectuses.


                               FEDERAL TAX MATTERS

Introduction

  The following discussion is general in nature and is not intended as tax advice. The federal income tax consequences associated with the purchase of a Policy are complex, and the application of the pertinent tax rules to a particular person may vary according to facts peculiar to that person.

  This discussion is based on the law, regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

  This discussion does not address state or other local tax consequences associated with the purchase of a Policy. In addition, LIFE OF VIRGINIA MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

Non-Qualified Policies

  Premium Payments. A purchaser of a Policy that does not qualify for the special tax treatment discussed below in connection with Policies used as individual retirement annuities or used in connection with other "Qualified Plans" may not deduct or exclude from gross income the amount of the premiums paid. In this discussion, such a Policy is called a "Non-Qualified Policy".

  Tax Status of Non-Qualified Policies. Under existing provisions of the Code, except as described below, interest and investment gains arising under a Non-Qualified Policy generally are not taxable until amounts are received from the Policy. However, this rule applies only if (1) the investments of the Investment Subdivisions are "adequately diversified" in accordance with Treasury Department regulations, (2) Life of Virginia, rather than the Owner or Annuitant, is considered the owner of the assets of Account 4 for federal income tax purposes, and (3) the Policy is treated as owned by an individual.

  (1) Diversification Requirements. Treasury Department regulations prescribe the manner in which the investments of a separate account such as Account 4 are to be "adequately diversified." Any failure of Account 4 to comply with the requirements of these regulations would cause the investment gains of Account 4 to be taxable currently.

  Account 4, through the Funds, intends to comply with the diversification requirements prescribed by Treasury Department regulations. Although Life of Virginia does not control the investments of the Funds (other than the Life of Virginia Series Fund, Inc.), it has entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury Department.

  (2) Ownership Treatment. In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of a segregated asset account, such as Account 4, used to support their contracts. In those circumstances, income and gains from the segregated asset account assets would be includible in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of segregated asset account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

  The ownership rights under the Policy are similar to, but different in certain respects from, those addressed by the Service in rulings in which it was determined that contract owners were not owners of segregated asset account assets. For example, the Owner of this Policy has the choice of more Funds to which to allocate premiums, and may be able to reallocate more frequently than in such rulings. These differences could result in an Owner being considered, under the standard of those rulings, the owner of the assets of Account 4. To ascertain the tax treatment of its Owners, Life of Virginia has requested, with regard to a Policy similar to this Policy, a ruling from the Internal Revenue Service that it, and not its policyholders, is the owner of the assets of an insurance segregated asset account for federal income tax purposes. The Service has informed Life of Virginia that it will not rule on the request until issuance of the promised guidance referred to in the preceding paragraph.
Because Life of Virginia does not know what standards will be set forth in regulations or revenue rulings which the Treasury Department has stated it expects to be issued, Life of Virginia has reserved the right to modify its practices to attempt to prevent Owners from being considered the owners of the assets of Account 4. Frequently, if the Service or the Treasury Department sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury Department were to issue regulations or a ruling which treated an Owner as the owner of the assets of Account 4, that treatment might apply only on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, an Owner might retroactively be determined to be the owner of the assets of Account 4.

  (3) Non-Natural Owners. In certain circumstances, if an Owner is a "non-natural" person, such as a corporation or a trust, the Policy would not be treated as an annuity contract for Federal tax purposes, and income may arise under the Policy more rapidly than is described below (see Taxation of Annuity Payments). Policies will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Policy as an agent for a natural person. (However, this special exception will not apply in the case of any employer who is the nominal owner of a Policy under a non-qualified deferred compensation arrangement for its employees.) In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Policies acquired by an estate of a decedent by reason of the death of the decedent, (2) Policies issued in connection with certain qualified retirement plans, (3)
Policies purchased by employers upon the termination of certain qualified retirement plans, (4) certain Policies used in connection with structured settlement agreements, and (5) Policies purchased with a single purchase payment when the Annuity starting date is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. It is unclear whether the Policy satisfies the requirements of exception (5).

  Taxation of Annuity Payments. Typically a portion of each payment is includible in income when it is distributed. Normally, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount, in the case of Variable Income Payments is the amount determined by dividing the "investment in the contract" for the Policy, adjusted for any period-certain or refund feature, allocated to the variable annuity option by the number of payments expected to be made (determined by Treasury Department regulations). Also, in the case of Fixed Income Payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of such investment in the contract, adjusted for any period-certain or refund feature, allocated to the fixed annuity option to the Policy's "expected return" (determined under Treasury Department regulations). However, payments which are received after the investment in the contract has been fully recovered -- i.e., after the sum of the excludable portions of the payments equal the investment in the contract -- will be fully includible in income. On the other hand, should the payments cease because of the death of the Annuitant(s) before the investment in the contract has been fully recovered, the deceased Annuitant (or, in certain cases, the designated beneficiary) is allowed a deduction for the unrecovered amount. For these purposes, a Policy's "investment in the contract" generally will equal the Policy's Single Premium.

  There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person or are not married to one another, or where there is an assignment of rights under a Policy. A tax advisor should be consulted in those situations.

  Taxation of Death Benefit Proceeds. A Death Benefit will be paid if any Owner, the Annuitant, or any Joint Annuitant dies prior to the Annuity Commencement Date. Such Death Benefit will only be subject to income taxation to the extent it exceeds the Policy's "investment in the contract" (as defined above).

  Penalty Tax. Certain distributions under the Policy may be subject to a penalty tax equal to 10% of the portion of the distribution which is includible in income. The penalty tax generally will not be imposed on distributions under a Non-Qualified Policy that are made (1) on or after the taxpayer attains age 59 1/2; (2) as part of a series of "substantially equal periodic payments" over the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her "designated beneficiary" (as defined in the tax law); (3) under an "immediate annuity" (as that term is defined in the tax law); or (4) in certain other situations. It is unclear at this time whether annuity distributions under a Non-Qualified Policy prior to the taxpayer attaining age 59 1/2 satisfy an exception to the penalty tax. Accordingly, a prospective purchaser of a Non-Qualified Policy who expects to receive distributions prior to attaining age 59 1/2 should consult a qualified tax advisor regarding the application of the penalty tax to those distributions.

Qualified Policies

  The Policy may be used in connection with certain qualified retirement plans which receive favorable tax treatment under the Code ("Qualified Policies"). Specifically, Life of Virginia may offer the Policy for use as an individual retirement annuity (an "IRA Policy") available to certain eligible individuals, as a tax sheltered annuity (a "Section 403(b) Policy") that may be purchased on behalf of an employee by a public educational institution or certain other tax-exempt employers, and in connection with certain other types of qualified retirement plans. Prospective purchasers of Qualified Policies should contact Life of Virginia's Home Office to ascertain the availability of specific types of Qualified Policies at any given time.

  Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. Because the Policy's minimum Single Premium is greater than the maximum annual contribution generally permitted under Qualified Plans, use of the Policy as a Qualified Policy is limited to certain "rollover" transactions (i.e., including rollovers, trustee-to-trustee transfers, and so-called "Direct Rollovers," described below).

  If the Policy is used as a Qualified Policy, the Owner and Annuitant must be the same individual. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the Income Payment Plans which are available may be limited, depending on the difference in Ages between the Annuitant and Joint Annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. In addition, this Policy, when used as a Section 403(b) Policy, generally may not be purchased unless the plan participant has reached age 59 1/2, separated from service, or become disabled (within the meaning of the tax law).

  If all contributions to the Qualified Plan were either deductible or excludable from the participant's income, all amounts distributed from the Policy will be included in the recipient's income when distributed. However, if some "after-tax" contributions (i.e., contributions that were neither deductible nor excludable from income when made) were made to the Qualified Plan, then, in certain circumstances, the Single Premium paid for this Policy will give rise to an "investment in the contract" and, in consequence, only a portion of each distribution from the Policy typically would be included in income when it is distributed. The portion includible in income will be determined applying rules similar to those described above with respect to annuity payments from Non-Qualified Policies, generally treating as the investment in the contract the sum of the after-tax contributions attributable to the Single Premium as of the time the distribution commences.

  In addition, subject to certain exceptions, a penalty tax is imposed on distributions from certain Qualified Policies equal to 10 percent of the amount of the distribution includible in income. However, the exceptions include, for example, that this penalty tax does not apply to distributions made (1) on or after the participant's attainment of age 59 1/2, (2) on or after death or because of disability of the participant (as defined in the tax law), or (3) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his or her designated beneficiary (as defined in the tax law) which, for certain Qualified Policies, must begin after the participant separates from service. In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50 percent of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan.

  The requirements of the tax law applicable to qualified retirement plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, a prospective purchaser of a Policy to be used in connection with any such plan should seek competent legal and tax advice regarding the suitability of the Policy for the situation involved, the applicable requirements, and the treatment of the rights and benefits under a Policy so used.

Federal Income Tax Withholding

  Amounts which are distributed from a Policy (whether a Non-Qualified Policy or Qualified Policy), other than "eligible rollover distributions" (described below), are subject to federal income tax withholding to the extent includible in income under the federal tax laws. Life of Virginia will withhold federal income tax from distributions and remit such amounts to the U.S. Government based on the federal tax rules in effect at the time the distribution is made unless properly notified by the recipient, at or before the time of the distribution, that he or she chooses not to have any income taxes withheld. Other withholding rules may apply to distributions to non-resident aliens.

  In the case of any "eligible rollover distribution" from a Qualified Plan, withholding at a 20% rate by the payor generally is required (i.e., a recipient may not elect out of withholding). An "eligible rollover distribution" generally is any portion of a taxable distribution from a Qualified Plan governed by sections 401(a), 403(a), or 403(b) of the Code, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made not less frequently than annually for the life (or life expectancy) of the participant, for joint lives (or joint life expectancies) of the participant and a "designated beneficiary," or for a specified period of 10 years or more). Although a recipient may not elect out of withholding with respect to such distributions, withholding will not apply if, instead of receiving the eligible rollover distribution, a "Direct Rollover" is made into certain other Qualified Plans. (In some circumstances, this Policy may be used to receive a "Direct Rollover" from another Qualified Plan.)


                               GENERAL PROVISIONS

The Owner

  The Owner or Joint Owners are designated in the Policy. The Owner or Joint Owners may exercise all of the rights and privileges under the Policy, subject to the rights of the Annuitant(s) and any Beneficiary named irrevocably, and any assignee under an assignment filed with Life of Virginia. If the Owner dies before the Annuitant and on or after the Annuity Commencement Date, the Owner's Estate will become the sole Owner of the Policy following such a death. If a Joint Owner dies before the Annuitant and on or after the Annuity Commencement Date, the surviving Joint Owner will become the sole Owner of the Policy following such a death. The Owner must also be the Annuitant in order to defer the Annuity Commencement Date for up to 60 days after the Policy Date.

The Annuitant

  The Policy names the Owner or someone else as the Annuitant. A Joint Annuitant also may be named. Life of Virginia reserves the right to restrict the designation of a Joint Annuitant to conform to its administrative procedures and the restrictions of federal and state law.

The Beneficiary

  One or more Beneficiary(ies) may be designated by the Owner in an application or in a written request. If changed, the Beneficiary is as shown in the latest change filed with Life of Virginia.

Changes By the Owner

  During the Annuitant's life, the Owner or Joint Owner may be changed by written request to the Home Office. The Beneficiary may also be changed if this right is reserved.

  To make a change, a written request must be sent to Life of Virginia at its Home Office. The request and the change must be in a form satisfactory to Life of Virginia and must actually be received by the Company. The change will take effect as of the date the request is signed by the Owner. The change will be subject to any payment made before the change is recorded by Life of Virginia.

Evidence of Death, Age, Sex or Survival

  Life of Virginia will require proof of death before it acts on Policy provisions relating to the death of the Owner or other person(s). Life of Virginia may also require proof of the Age, sex or survival of any person or persons before acting on any applicable Policy provision.

Payment under the Policies

  Life of Virginia will usually pay any Death Benefit within seven days after it receives Due Proof of Death. Amounts payable may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; or (ii) the Commission by order permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the Commission, as the result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Account 4.

  Payments under a Policy which are derived from any amount paid to Life of Virginia by check or draft may be postponed until such time as Life of Virginia is satisfied that the check or draft has cleared the bank upon which it is drawn.

  Any Death Benefit proceeds that are paid in one lump sum will include interest from the date of receipt of Due Proof of Death to the date of payment. Interest will be paid at a rate set by Life of Virginia, or by law if greater. The minimum interest rate which will be paid is 2.5%. Interest will not be paid beyond one year or any longer time set by applicable law.


                          DISTRIBUTION OF THE POLICIES

  The Policies will be sold by individuals who, in addition to being licensed to sell variable annuity policies for Life of Virginia, are also registered representatives of Forth Financial Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Forth Financial Securities Corporation, an affiliate of Life of Virginia, is a Virginia corporation located at 6610 W. Broad St., Richmond, Virginia 23230. Forth Financial Securities Corporation is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Forth Financial Securities Corporation also serves as principal underwriter for variable life insurance policies issued by Life of Virginia. However, no amounts have been retained by Forth Financial Securities Corporation for acting as principal underwriter of the Life of Virginia policies.

  Writing agents of Life of Virginia will receive commissions based on a commission schedule and rules. Commissions depend on the premiums paid. The agent will receive a commission of up to 2.75% of the Single Premium paid.

  Agents may also be eligible to receive certain bonuses and allowances, as well as retirement plan credits, based on commissions earned. Field management of Life of Virginia receives compensation which may be based in part on the level of agent commissions in their management units. Broker-dealers and their registered agents will receive first-year and subsequent year commissions equivalent to the total commissions and benefits received by the field management and writing agents of Life of Virginia.


                            VOTING RIGHTS AND REPORTS

  To the extent required by law, Life of Virginia will vote the Funds' shares held in Account 4 at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in Account 4. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, Life of Virginia determines that it is permitted to vote Fund shares in its own right, it may elect to do so.

  The Owner exercises the voting rights under the Policy. The number of votes will be determined by dividing the reserve for such Policy allocated to the Investment Subdivision by the Net Asset Value Per Share of the corresponding Fund. The reserves attributable to a Policy decrease as the Annuitant(s) ages. Fractional shares will be counted.

  The number of votes which the Owner has the right to instruct will be determined as of the date coincident with the date established by a particular Fund for determining shareholders eligible to vote at the meeting of that Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by that Fund.

  GE Investments Funds, Inc. also serves as an investment vehicle for variable life insurance policies sold by Life of Virginia. The Funds other than GE Investments Funds, Inc. also serve as investment vehicles for variable life insurance policies sold by Life of Virginia as well as for other variable life insurance and variable annuity policies sold by insurers other than Life of Virginia and funded through other separate investment accounts. Persons owning all such other policies as well as the persons receiving Income Payments under all such other policies will enjoy similar voting rights. Life of Virginia will vote Fund shares held in Account 4 as to which no timely instructions are received, and Fund shares held in Account 4 that it owns as a result of "seed money" that it contributed to Account 4 or as a consequence of accrued charges under the Policies and other variable annuity policies supported by Account 4, in proportion to the voting instructions which are received with respect to all policies funded through Account 4. Each person having a voting interest will receive proxy materials, reports and other materials relating to the appropriate portfolio.


                                LEGAL PROCEEDINGS

  There are no legal proceedings to which Account 4 is a party or to which the assets of the Account are subject. Neither Life of Virginia nor Forth Financial Securities Corporation is involved in any litigation that is of material importance in relation to its total assets or that refers to Account 4.

                                    APPENDIX

ILLUSTRATIONS OF VARIABLE INCOME PAYMENTS ASSUMING HYPOTHETICAL FUND PERFORMANCE


The following tables show how investment performance affects variable income payments, using three different hypothetical assumptions for fund performance. Each assumption provides for a constant investment return for the period indicated. The assumed returns are 0%, 6% and 12%, before investment expenses and other charges made under the policy. (Net of all expenses and charges, these correspond to net returns of -2.21%, 3.66%, and 9.53% respectively). These returns are hypothetical figures, and Life of Virginia does not guarantee these returns for any period of time. The tables are for illustrative purposes only and do not represent past or future returns.

The variable income payments shown in the tables reflect deduction of all expenses of the policy. Fund management and operating expenses are assumed to be deducted at an annual rate of .82% of the average daily net assets, based on the average of the Fund expenses shown in the fee table. Actual management and operating expenses of the Funds may be higher or lower, will vary from time to time, and will depend upon the allocation of variable income payments to the investment subdivisions. The mortality and expense risk charge and administrative expense charge are assumed to be deducted at annual rates of 1.25% and 0.15%, respectively, of the average daily net assets of the investment subdivisions.

Variable income payments will be different from those shown if the actual performance of the investment subdivisions selected is different from the returns assumed in the illustration. Since it is likely that the actual return of an investment subdivision will vary over time, variable income payments can be expected to fluctuate accordingly. The total amount of income payments ultimately received will depend upon how long the annuitant lives, and any guaranteed period for income payments.

One factor used to determine the amount of variable income payments is the Assumed Interest Rate. In most jurisdictions, the owner can choose the assumed interest rate, within a range of values set by Life of Virginia. Generally, a lower AIR provides a smaller initial income payment. However, variable income payments fluctuate based on the net performance of the subdivisions compared to the assumed interest rate. Variable income payments increase from one payment date to the next if the net return of the investment subdivision during the payment period exceeds the assumed interest rate. Correspondingly, variable income payments will decrease if the net return is less than the assumed interest rate. So, a higher AIR requires a larger net return to remain level or increase from one payment date to the next.

Upon request, Life of Virginia will furnish a customized illustration based on the individual circumstances of a prospective owner. The illustration will be based on similar assumptions for investment return as used here, but may contain other hypothetical rates of return, within ranges established by Life of Virginia.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                            Single Life - Life Income

Annuitant:         Jack Frost        Guaranteed Period:          None
Date of Birth:        12/1/26        Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000        Payment Period:             monthly
Premium Tax:                0%       Assumed Interest Rate:            3%


If Fixed Income Payments are selected, monthly payments of $839.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.


[graph goes here]

 Initial              Gross Return 0%      Gross Return 6%     Gross Return 12%
 Income     Year      Net Return -2.21%    Net Return 3.66%    Net Return 9.53%
 675.00       1          672.09               675.36              678.46
 675.00       2          638.10               679.68              721.45
 675.00       3          605.83               684.03              767.17
 675.00       4          575.20               688.40              815.78
 675.00       5          546.11               692.81              867.47
 675.00       6          518.50               697.24              922.44
 675.00       7          492.28               701.70              980.89
 675.00       8          467.38               706.19            1,043.04
 675.00       9          443.75               710.71            1,109.13
 675.00      10          421.31               715.26            1,179.41
 675.00      11          400.00               719.83            1,254.14
 675.00      12          379.78               724.44            1,333.61
 675.00      13          360.57               729.07            1,418.11
 675.00      14          342.34               733.74            1,507.96
 675.00      15          325.03               738.43            1,603.51
 675.00      16          308.59               743.16            1,705.12
 675.00      17          292.99               747.91            1,813.16
 675.00      18          278.17               752.69            1,928.05
 675.00      19          264.10               757.51            2,050.22
 675.00      20          250.75               767.23            2,318.27
 675.00      22          226.03               772.14            2,465.16





THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.




                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                            Single Life - Life Income

Annuitant:         Jack Frost           Guaranteed Period:          None
Date of Birth:        12/1/26           Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000           Payment Period:             monthly
Premium Tax:                0%          Assumed Interest Rate:            5%


If Fixed Income Payments are selected, monthly payments of $839.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

[graph goes here]

  Initial             Gross Return 0%     Gross Return 6%       Gross Return 12%
  Income      Year    Net Return -2.21%    Net Return 3.66%     Net Return 9.53%
 798.00        1            793.28           797.15                800.81
 798.00        2            738.82           786.96                835.33
 798.00        3            688.10           776.91                871.34
 798.00        4            640.86           766.99                908.91
 798.00        5            596.86           757.20                948.09
 798.00        6            555.89           747.52                988.96
 798.00        7            517.73           737.98              1,031.59
 798.00        8            482.18           728.55              1,076.07
 798.00        9            449.08           719.25              1,122.45
 798.00       10            418.25           710.06              1,170.84
 798.00       11            389.53           700.99              1,221.32
 798.00       12            362.79           692.04              1,273.97
 798.00       13            337.89           683.20              1,328.88
 798.00       14            314.69           674.48              1,386.17
 798.00       15            293.08           665.86              1,508.26
 798.00       17            254.22           648.96              1,573.28
 798.00       18            236.77           640.67              1,641.10
 798.00       19            220.52           632.49              1,711.85
 798.00       20            205.38           624.41              1,785.65
 798.00       21            191.28           616.44              1,862.62
 798.00       22            178.15           608.57              1,942.92





THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                  Single Life - Life Income with Period Certain

Annuitant:         Jack Frost       Guaranteed Period:          10 Year
Date of Birth:        12/1/26       Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000       Payment Period:             monthly
Premium Tax:                0%      Assumed Interest Rate:           3%

If Fixed Income Payments are selected, monthly payments of $625.00 will be made. This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.


[graph goes here]


Initial              Gross Return 0%      Gross Return 6%       Gross Return 12%
Income       Year    Net Return -2.21%    Net Return 3.66%      Net Return 9.53%

 625.00        1          622.30           625.33                628.21
 625.00        2          590.83           629.33                668.01
 625.00        3          560.96           633.36                710.34
 625.00        4          532.59           637.41                755.35
 625.00        5          505.66           641.49                803.21
 625.00        6          480.09           645.59                854.11
 625.00        7          455.81           649.72                908.23
 625.00        8          432.76           653.88                965.78
 625.00        9          410.88           658.06              1,026.97
 625.00       10          390.10           662.27              1,092.04
 625.00       11          370.37           666.51              1,161.24
 625.00       12          351.64           670.78              1,234.82
 625.00       13          333.86           675.07              1,313.06
 625.00       14          316.98           679.39              1,396.26
 625.00       15          300.95           683.73              1,484.73
 625.00       16          285.73           688.11              1,578.81
 625.00       17          271.28           692.51              1,678.85
 625.00       18          257.56           696.94              1,785.23
 625.00       19          244.54           701.40              1,898.35
 625.00       20          232.17           705.89              2,018.64
 625.00       21          220.43           710.40              2,146.54



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.








                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                  Single Life - Life Income with Period Certain

Annuitant:         Jack Frost       Guaranteed Period:          10 Year
Date of Birth:        12/1/26       Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000       Payment Period:             monthly
Premium Tax:                0%      Assumed Interest Rate:            5%

If Fixed Income Payments are selected, monthly payments of $772.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.



[graph goes here]

 Initial             Gross Return 0%    Gross Return 6%     Gross Return 12%
 Income      Year    Net Return -2.21%  Net Return 3.66%    Net Return 9.53%
 736.00       1          731.65              735.21              738.59
 736.00       2          681.42              725.82              770.43
 736.00       3          634.64              716.55              803.65
 736.00       4          591.07              707.40              838.29
 736.00       5          550.49              698.37              874.43
 736.00       6          512.70              689.45              912.12
 736.00       7          477.50              680.64              951.45
 736.00       8          444.72              671.95              992.46
 736.00       9          414.19              663.37            1,035.25
 736.00      10          385.75              654.89            1,079.87
 736.00      11          359.27              646.53            1,126.43
 736.00      12          334.61              638.27            1,174.99
 736.00      13          311.63              630.12            1,225.64
 736.00      14          290.24              622.07            1,278.47
 736.00      15          270.31              614.13            1,333.59
 736.00      16          251.76              606.28            1,391.08
 736.00      17          234.47              598.54            1,451.05
 736.00      18          218.38              590.90            1,513.60
 736.00      19          203.38              583.35            1,578.85
 736.00      20          189.42              575.90            1,646.91
 736.00      21          176.42              568.54            1,717.91
 736.00      22          164.30              561.28            1,791.97


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.
                            31

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                   Single Life - Life Income with Cash Refund

Annuitant:         Jack Frost        Guaranteed Period:          Cash Refund
Date of Birth:        12/1/26        Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000        Payment Period:             monthly
Premium Tax:                0%       Assumed Interest Rate:            3%


If Fixed Income Payments are selected, monthly payments of $556.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.


[graph goes here]

 Initial             Gross Return 0%    Gross Return 6%     Gross Return 12%
 Income      Year    Net Return -2.21%  Net Return 3.66%    Net Return 9.53%
  556.00       1              553.60           556.30          558.85
  556.00       2              525.61           559.85          594.26
  556.00       3              499.03           563.44          631.92
  556.00       4              473.79           567.04          671.96
  556.00       5              449.83           570.67          714.54
  556.00       6              427.09           574.32          759.81
  556.00       7              405.49           577.99          807.96
  556.00       8              384.98           581.69          859.15
  556.00       9              365.52           585.41          913.59
  556.00      10              347.03           589.16          971.48
  556.00      11              329.48           592.93        1,033.04
  556.00      12              312.82           596.72        1,098.50
  556.00      13              297.00           600.54        1,168.10
  556.00      14              281.99           604.38        1,242.12
  556.00      15              267.73           608.25        1,320.82
  556.00      16              254.19           612.14        1,404.51
  556.00      17              241.33           616.06        1,493.51
  556.00      18              229.13           620.00        1,588.14
  556.00      19              217.54           623.96        1,688.77
  556.00      20              206.54           627.96        1,795.78
  556.00      21              196.10           631.97        1,909.57
  556.00      22              186.18           636.02        2,030.56



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.



                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                   Single Life - Life Income with Cash Refund

Annuitant:         Jack Frost   Guaranteed Period:          Cash Refund
Date of Birth:        12/1/26   Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000   Payment Period:             monthly
Premium Tax:                0%  Assumed Interest Rate:           5%


If Fixed Income Payments are selected, monthly payments of $556.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.



[graph goes here]

 Initial             Gross Return 0%    Gross Return 6%   Gross Return 12%
 Income     Year    Net Return -2.21%  Net Return 3.66%  Net Return 9.53%
 710.00      1              705.80           709.24          712.50
 710.00      2              657.35           700.18          743.22
 710.00      3              612.22           691.24          775.26
 710.00      4              570.19           682.41          808.68
 710.00      5              531.04           673.70          843.54
 710.00      6              494.59           665.09          879.90
 710.00      7              460.63           656.60          917.83
 710.00      8              429.01           648.21          957.40
 710.00      9              399.56           639.93          998.67
 710.00     10              372.13           631.76        1,041.73
 710.00     11              346.58           623.69        1,086.63
 710.00     12              322.78           615.72        1,133.48
 710.00     13              300.62           607.86        1,182.34
 710.00     14              279.99           600.10        1,233.31
 710.00     15              260.76           592.43        1,286.48
 710.00     16              242.86           584.87        1,341.94
 710.00     17              226.19           577.40        1,399.79
 710.00     18              210.66           570.02        1,460.13
 710.00     19              196.20           562.74        1,523.07
 710.00     20              182.73           555.56        1,588.73
 710.00     21              170.18           548.46        1,657.22
 710.00     22              158.50           541.46        1,728.66



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                            Joint Life - Life Income

Annuitant:         Jack Frost       Guaranteed Period:         10 year
Date of Birth:        12/1/26       Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000       Payment Period:             monthly
Premium Tax:                0%      Assumed Interest Rate:            3%

If Fixed Income Payments are selected, monthly payments of $662.00 will be made.

This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

[graph goes here]

 Initial                Gross Return 0%    Gross Return 6%   Gross Return 12%
 Income         Year    Net Return -2.21%  Net Return 3.66%  Net Return 9.53%

 495.00          1              492.86           495.26          497.54
 495.00          2              467.94           498.43          529.07
 495.00          3              444.28           501.62          562.59
 495.00          4              421.81           504.83          598.24
 495.00          5              400.48           508.06          636.14
 495.00          6              380.23           511.31          676.45
 495.00          7              361.00           514.58          719.32
 495.00          8              342.75           517.87          764.89
 495.00          9              325.41           521.19          813.36
 495.00         10              308.96           524.52          864.90
 495.00         11              293.34           527.88          919.70
 495.00         12              278.50           531.25          977.98
 495.00         13              264.42           534.65        1,039.95
 495.00         14              251.05           538.07        1,105.84
 495.00         15              238.35           541.52        1,175.91
 495.00         16              226.30           544.98        1,250.42
 495.00         17              214.86           548.47        1,329.65
 495.00         18              203.99           551.98        1,413.90
 495.00         19              193.68           555.51        1,503.49
 495.00         20              183.88           559.06        1,598.76
 495.00         21              174.58           562.64        1,700.06
 495.00         22              165.76           566.24        1,807.79


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                  Joint Life - Life Income with Period Certain

Annuitant:         Jack Frost       Guaranteed Period:          10 Year
Date of Birth:        12/1/26       Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000       Payment Period:             monthly
Premium Tax:                0%      Assumed Interest Rate:            5%

If Fixed Income Payments are selected, monthly payments of $662.00 will be made. This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of -2.21%, 3.66% and 9.53%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.


[graph goes here]

 Initial                Gross Return 0%    Gross Return 6%   Gross Return 12%
 Income         Year    Net Return -2.21%  Net Return 3.66%  Net Return 9.53%

 606.00         2         561.62           597.62            634.35
 606.00         3         522.54           589.99            661.70
 606.00         4         486.67           582.45            690.22
 606.00         5         453.26           575.01            719.98
 606.00         6         422.14           567.67            751.02
 606.00         7         393.16           560.42            783.39
 606.00         8         366.17           553.26            817.16
 606.00         9         341.03           546.20            852.39
 606.00        10         317.62           539.22            889.14
 606.00        11         295.81           532.33            927.46
 606.00        12         275.50           525.53            967.45
 606.00        13         256.59           518.82          1,009.15
 606.00        14         238.97           512.20          1,052.66
 606.00        15         222.57           505.65          1,098.04
 606.00        16         207.29           499.20          1,145.37
 606.00        17         193.06           492.82          1,194.75
 606.00        18         179.80           486.53          1,246.25
 606.00        19         167.46           480.31          1,299.98
 606.00        20         155.96           474.18          1,356.02
 606.00        21         145.26           468.12          1,414.47
 606.00        22         135.28           462.14          1,475.45



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

                                                                                                                          Page

The Life Insurance Company of Virginia............................................................................3
Termination of Participation Agreements...........................................................................3
Federal Tax Matters...............................................................................................3
  Taxation of Life of Virginia....................................................................................3
  IRS Required Distributions......................................................................................4
General Provisions................................................................................................5
  Using the Policies as Collateral................................................................................5
  Non-Participating...............................................................................................5
  Misstatement of Age or Sex......................................................................................5
  Incontestability................................................................................................5
  Annual Statement................................................................................................5
  Written Notice..................................................................................................5
Distribution of the Policies......................................................................................6
Legal Developments Regarding Employment-Related Benefit Plans.....................................................6
Additions, Deletions, or Substitutions............................................................................6
State Regulation of Life of Virginia..............................................................................6
Legal Matters.....................................................................................................7
Experts...........................................................................................................7

Changes in Auditors...............................................................................................7

Financial Statements..............................................................................................7

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                               SEPARATE ACCOUNT 4



                       STATEMENT OF ADDITIONAL INFORMATION
                                     FOR THE
                SINGLE PREMIUM VARIABLE IMMEDIATE ANNUITY POLICY
                                 FORM P1711 1/97


                                   OFFERED BY

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                         (A Virginia Stock Corporation)
                              6610 W. Broad Street
                            Richmond, Virginia 23230




This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named Single Premium Variable Immediate Annuity Policy ("Policy") offered by The Life Insurance Company of Virginia. You may obtain a copy of the Prospectus dated June 30, 1997 by calling (800) 352-9910, or writing to The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230. Terms used in the current Prospectus for the Policy are incorporated in this Statement.


                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
                    NOT A PROSPECTUS AND SHOULD BE READ ONLY
               IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.



Dated June 30, 1997

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


                                                                                                              Page

The Life Insurance Company of Virginia........................................................................... 3

Termination of Participation Agreements.......................................................................... 3

Federal Tax Matters...............................................................................................3
  Taxation of Life of Virginia....................................................................................3
  IRS Required Distributions......................................................................................4

General Provisions................................................................................................5
  Using the Policies as Collateral................................................................................5
  Non-Participating...............................................................................................5
  Misstatement of Age or Sex......................................................................................5
  Incontestability................................................................................................5
  Annual Statement................................................................................................5
  Written Notice..................................................................................................5

Distribution of the Policies......................................................................................6

Legal Developments Regarding Employment-Related Benefit Plans.....................................................6

Additions, Deletions, or Substitutions of Investments.............................................................6

State Regulation of Life of Virginia..............................................................................6

Legal Matters.....................................................................................................7

Experts...........................................................................................................7

Change in Auditors................................................................................................7

Financial Statements..............................................................................................7


                     THE LIFE INSURANCE COMPANY OF VIRGINIA

  The Life Insurance Company of Virginia ("Life of Virginia") has operated as a stock life insurance company since March 21, 1871 under a charter granted by the Commonwealth of Virginia and has done business continuously since that time as "The Life Insurance Company of Virginia."

  Eighty percent of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Company. The remaining 20% is owned by GE Life Insurance Group, Inc. General Electric Capital Assurance Company and GE Life Insurance Group, Inc. are indirectly, wholly-owned subsidiaries of GE Capital. GE Capital is a diversified financial services company. GE Capital's subsidiaries consist of commercial and industrial specialized, mid-market and indirect consumer financing businesses. GE Capital's parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large-sized electric power generation equipment.

  GNA Corporation indirectly owns the stock of Forth Financial Securities Corporation (a broker/dealer registered with the Commission, which acts as principal underwriter for the Policies).

                     TERMINATION OF PARTICIPATION AGREEMENTS

  The participation agreements pursuant to which the Funds sell their shares to Account 4 contain varying provisions regarding termination. The following summarizes those provisions:

  Variable  Insurance  Products Fund,  Variable  Insurance Products Fund II, and
  Variable Insurance Products Fund III ("the Fund"). These agreements provide for termination (1) on one year's advance notice by either party, (2) at Life of Virginia's option if shares of the Fund are not reasonably available to meet requirements of the policies, (3) at the option of either party if certain enforcement proceedings are instituted against the other, (4) upon vote of the policyowners to substitute shares of another mutual fund, (5) at Life of Virginia's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code, (6) at the option of the Fund or its principal underwriter if it determines that Life of Virginia has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, (7) at the option of Life of Virginia if the Fund has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, or (8) at the option of the Fund or its principal underwriter if Life of Virginia decides to make another mutual fund available as a funding vehicle for its policies.

  Oppenheimer Variable Account Funds. This agreement may be terminated by the parties on six months' advance written notice.

  Janus Aspen Series. This agreement may be terminated by the parties on six months' advance written notice.

  Federated Insurance Series. This agreement may be terminated by any of the parties on 180 days written notice to the other parties.

  The Alger American Fund. This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.

  PBHG Insurance Series Fund, Inc. This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.

  GE Investments Funds, Inc. has entered into a Stock Sale Agreement with Life of Virginia pursuant to which the Fund sells its shares to Separate Account 4.

                               FEDERAL TAX MATTERS

Taxation of Life of Virginia

  Life of Virginia does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policies. (See Federal Tax Matters.) Based upon these expectations, no charge is being made currently to Account 4 for federal income taxes which may be attributable to the Account. Life of Virginia will periodically review the question of a charge to Account 4 for federal income taxes related to the Account. Such a charge may be made in future years if Life of Virginia believes that it may incur federal income taxes. This might become necessary if the tax treatment of Life of Virginia is ultimately determined to be other than what Life of Virginia currently believes it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in Life of Virginia's tax status. In the event that Life of Virginia should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policies, the Account Value would be correspondingly adjusted by any provision or charge for such taxes.


  Life of Virginia may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which Life of Virginia currently imposes a charge), charges for such taxes attributable to Account 4 may be made.

IRS Required Distributions

  The Non-Qualified Policies contain provisions which are intended to comply with the minimum distribution requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Life of Virginia intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

  Other minimum distribution rules apply to Qualified Policies.

                               GENERAL PROVISIONS

Using the Policies as Collateral

  A Non-Qualified Policy can be assigned provided the Owner is the same person as the Annuitant and a Joint Annuitant is not named in the Policy. Life of Virginia must be notified in writing if a Policy is assigned. Life of Virginia is not responsible for the validity of an assignment. An Owner's/Annuitant's rights and the rights of a Beneficiary may be affected by an assignment.

  A Qualified Policy may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

Non-Participating

  The Policy is not a participating Policy.  No dividends are payable.

Misstatement of Age or Sex

  If an Annuitant(s) Age or sex was misstated by the applicant and used to calculate benefits, any Policy benefits or proceeds, or availability thereof, will be determined using the correct Age and sex.

Incontestability

  Life of Virginia will not contest the Policy.

Annual Statement

  Within 30 days after each Policy Anniversary, Life of Virginia will send the Owner an annual statement. The statement will show Income Payments made during the Policy year, Annuity Units and Unit Values.

Written Notice

  Any written notice should be sent to Life of Virginia at its Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The Policy number and the Annuitant(s) full name must be included.

  Life of Virginia will send all notices to the Owner at the last known address on file with the Company.

                          DISTRIBUTION OF THE POLICIES

  Forth Financial Securities Corporation, the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is member of the National Association of Securities Dealers, Inc.

  The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws that have entered into agreements with Forth Financial Securities Corporation. The offering is continuous and Forth Financial Securities Corporation does not anticipate discontinuing the offering of the Policies. However, Life of Virginia does reserve the right to discontinue the offering of the Policies.

          LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

              ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

  Life of Virginia reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Funds that are held by Account 4 or that Account 4 may purchase. If the shares of a Fund are no longer available for investment or if in its judgment further investment in any portfolio should become inappropriate in view of the purposes of Account 4, Life of Virginia reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund. Life of Virginia will not substitute any shares attributable to an Owner's Account Value in Account 4 without notice and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent Account 4 from purchasing other securities for other series or classes of policies or from permitting a conversion between portfolios or classes of policies on the basis of requests made by Owners.

  Life of Virginia also reserves the right to establish additional Investment Subdivisions of Account 4, each of which would invest in a Fund, or in shares of another Fund. New Investment Subdivisions may be established when, in the sole discretion of Life of Virginia, marketing, tax or investment conditions warrant, and any new Investment Subdivisions may be made available to existing Owners on a basis to be determined by Life of Virginia. One or more Investment
Subdivisions may also be eliminated if, in the sole discretion of Life of Virginia, marketing, tax, or investment conditions warrant.

  In the event of any such substitution or change, Life of Virginia may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Life of Virginia to be in the best interests of persons having voting rights under the Policies, and, if permitted by law, Life of Virginia may deregister Account 4 under the 1940 Act in the event such registration is no longer required; manage Account 4 under the direction of a committee; or combine Account 4 with other Life of Virginia separate accounts. To the extent permitted by applicable law, Life of Virginia may also transfer the assets of Account 4 associated with the Policies to another separate account. In addition, Life of Virginia may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to Account 4.

                      STATE REGULATION OF LIFE OF VIRGINIA

  Life of Virginia, a stock life insurance company organized under the laws of Virginia, is subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. An annual statement is filed with the Virginia
Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of Life of Virginia as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the liabilities and reserves of Life of Virginia and Account 4 and certifies their adequacy, and a full examination of Life of Virginia's operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia at least once every five years.

  In addition, Life of Virginia is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments. Presently, Life of Virginia is licensed to do business in the District of Columbia and all states, except New York.

                                  LEGAL MATTERS

  Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issue and sale of the Policies described in this Prospectus. J. Neil McMurdie, Associate Counsel and Assistant Vice President of Life of Virginia, has provided advice on certain legal matters pertaining to the Policy, including the validity of the Policy and Life of Virginia's right to issue the Policies under Virginia insurance law.

                                     EXPERTS

KPMG Peat Marwick LLP

  The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries as of December 31, 1996 and for the nine months ended December 31, 1996 and the preacquisition three month period ended March 31, 1996 and the financial statements of Life of Virginia Separate Account 4 as of December 31, 1996 and for the years or periods then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP

    The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 and the statements of operations and statements of changes in net assets of Life of Virginia Separate Account 4 for each of the two years or periods ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               CHANGE IN AUDITORS

  Subsequent to the acquisition of Life of Virginia by GNA Corporation on April 1, 1996, Life of Virginia selected KPMG Peat Marwick LLP to be its auditor. Accordingly, Life of Virginia's principal auditor has changed for the year ending December 31, 1996, from Ernst & Young LLP, to KPMG Peat Marwick LLP. The former auditors were dismissed and KPMG Peat Marwick LLP was retained because KPMG Peat Marwick LLP is the auditor for GE Capital, GNA Corporation's parent. This change of auditors was approved by the members of Life of Virginia's Board of Directors.

  Neither KPMG Peat Marwick LLP nor Ernst & Young LLP's reports on the financial statements contains any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty or audit scope. Furthermore, there were no disagreements with either on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

                              FINANCIAL STATEMENTS

  This Statement of Additional Information contains financial statements for Life of Virginia Separate Account 4 as of December 31, 1996.

  The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries included herein should be distinguished from the financial statements of Account 4 and should be considered only as bearing on the ability of Life of Virginia to meet its obligations under the Policy.

  Such consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Account 4.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Table of Contents

Year ended December 31, 1996

================================================================================

                                                                            PAGE

Independent Auditors' Report................................................ 1

Financial Statements:

        Statements of Assets and Liabilities.................................3
        Statements of Operations.............................................9
        Statements of Changes in Net Assets.................................19

Notes to Financial Statements...............................................29

================================================================================

                       [KPMG PEAT MARWICK LLP LETTERHEAD]


REPORT OF INDEPENDENT AUDITORS


Policyholders
Life of Virginia Separate Account 4
   and Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying statements of assets and liabilities of Life of Virginia Separate Account 4 (the Account) (comprising, the Life of Virginia Series Fund, Inc.--Common Stock Index, Government Securities, Money Market, Total Return, International Equity and Real Estate Securities Portfolios; the Oppenheimer Variable Account Fund--Money, Bond, Capital Appreciation, Growth, High Income and Multiple Strategies Funds; the Variable Insurance Products Fund--Money Market, High Income, Equity-Income, Growth and Overseas Portfolios; the Variable Insurance Products Fund II--Asset Manager and Contrafund Portfolios; the Advisers Management Trust--Balanced, Bond and Growth Portfolios; the Federated Investors Insurance Series--American Leaders, High Income Bond and Utility Funds II; the Alger American--Small Cap and Growth Portfolios; and the Janus Aspen Series--Aggressive Growth, Growth, Worldwide Growth, Balanced, Flexible Income and International Growth Portfolios) as of December 31, 1996 and the related statements of operations and changes in net assets for the year or periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based onour audit. The accompanying statements of operations and changes in net assets of Life of Virginia Separate Account 4 for the years or periods ended December 31, 1995 and 1994, were audited by other auditors, whose report thereon dated February 8, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Life of Virginia Separate Account 4 as of December 31, 1996 and the results of their operations and changes in their net assets for the year or period then ended in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP
                                                       ------------------------
                                                       KPMG Peat Marwick LLP

February 11, 1997

                       [Letterhead of Ernst & Young LLP]



Report of Independent Auditors

Policyholders
Life of Virginia Separate Account 4
  and
Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying statements of operations and changes in net assets for each of the two years in the period ended December 31, 1995 for the Life of Virginia Series Fund, Inc. Common Stock Index, Government Securities, Money Market and Total Return portfolios, the Oppenheimer Variable Account Funds portfolios, the Variable Insurance Products Fund portfolios, the Variable Insurance Products Fund II Asset Manager portfolio, the Advisers Management Trust portfolios and for the period from May 23, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. International Equity portfolio, for the period from May 2, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. Real Estate Securities portfolio, for the period from January 5, 1995 (date of inception) to December 31, 1995 for the Variable Insurance Products Fund II Contrafund portfolio, for the period from February 3, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Corporate Bond portfolio, for the period from January 27, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Utility portfolio, for the years ended December 31, 1995 and 1994 and for the period from September 13, 1993 (date of inception) to December 31, 1993 for the Janus Aspen Aggressive Growth, Growth and Worldwide Growth portfolios, for the period from October 11, 1995 (date of inception) to December 31, 1995 for the Janus Aspen, Flexible Income portfolio for the period from October 3, 1995 (date of inception)to December 31, 1995 for the Alger American Small Cap portfolio and for the period from October 4, 1995 (date of inception) to December 31, 1995 for the Alger American Growth portfolio. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets for the periods described in the first paragraph of each of the respective portfolios constituting Life of Virginia Separate Account 4, in conformity with generally accepted accounting principles.

                                            /s/      ERNST & YOUNG LLP


Richmond, Virginia
February 8, 1997

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities

December 31, 1996

===========================================================================================================



                                                            Life of Virginia Series Fund, Inc.
                                              -------------------------------------------------------------
                                                   Common     Government            Money           Total
                                              Stock Index     Securities           Market          Return
Assets                                          Portfolio      Portfolio        Portfolio       Portfolio
-----------------------------------------------------------------------------------------------------------
Investment in Life of Virginia Series Fund, Inc., at fair value (note 2):
  Common Stock Index Portfolio (2,131,438
   shares; cost - $46,217,621)               $  32,269,964             -                -               -
  Government Securities Portfolio (1,235,517
   shares; cost - $12,798,597)                          -      11,811,538               -               -
  Money Market Portfolio (9,637,636 shares;
   cost - $103,877,167)                                 -              -      100,038,662               -
  Total Return Portolio (1,906,688 shares;
   cost - $29,142,790)                                  -              -                -       24,272,138
  International Equity Portfolio
    1,557,616 shares; cost - $16,854,215)               -              -                -               -
  Real Estate Securities Portfolio
   (1,722,003 shares; cost - $19,188,197                -              -                -                -
Dividend receivable                             23,435,279      1,309,648        5,204,323       9,319,880
Receivable from affiliate (note 3)                  37,318          1,073           68,067          48,704
Receivable for units sold                          140,775         11,880          327,754              -
-----------------------------------------------------------------------------------------------------------
Total assets                                    55,883,336     13,134,139      105,638,806      33,640,722
===========================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)      11,608          2,997           26,073           7,252
Payable for units withdrawn                          3,277          1,172       15,425,560          39,009
-----------------------------------------------------------------------------------------------------------
Total liabilities                                   14,885          4,169       15,451,633          46,261
===========================================================================================================
Net assets                                   $  55,868,451     13,129,970       90,187,173      33,594,461
===========================================================================================================
Analysis of net assets:
 For variable deferred annuity policies      $  55,868,451     13,129,970       90,187,173      33,594,461
 Attributable to The Life Insurance Company
  of Virginia                                            -              -                -               -
-----------------------------------------------------------------------------------------------------------
Net assets                                   $  55,868,451     13,129,970       90,187,173      33,594,461
===========================================================================================================
Outstanding units:  Type I (note 2)                580,257        504,597        2,549,159         708,065
===========================================================================================================
Net asset value per unit:  Type I            $       30.77          16.94            14.18           24.83
===========================================================================================================
Outstanding units:  Type II (note 2)             1,262,502        276,196        3,893,379         659,251
===========================================================================================================
Net asset value per unit:  Type II           $       30.11          16.59            13.88           24.29
===========================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

===========================================================================================================

                                                          Life of Virginia Series Fund, Inc.
                                              -------------------------------------------------------------

                                                    International            Real Estate
                                                           Equity             Securities
Assets                                                  Portfolio              Portfolio
-----------------------------------------------------------------------------------------------------------
Investment in Life of Virginia Series Fund, Inc., at fair value (note 2):
  Common Stock Index Portfolio (2,131,438
   shares; cost - $46,217,621)                   $            -                      -
  Government Securities Portfolio (1,235,517
   shares; cost - $12,798,597)                                -                      -
  Money Market Portfolio (9,637,636 shares;
   cost - $103,877,167)                                       -                      -
  Total Return Portolio (1,906,688 shares;
   cost - $29,142,790)                                        -                      -
  International Equity Portfolio
    1,557,616 shares; cost - $16,854,215)             16,868,976                     -
  Real Estate Securities Portfolio
   (1,722,003 shares; cost - $19,188,197                      -              24,297,462
Dividend receivable                                    1,056,063              1,627,291
Receivable from affiliate (note 3)                             -                      -
Receivable for units sold                                 14,480                 57,027
-----------------------------------------------------------------------------------------------------------
Total assets                                          17,939,519             25,981,780
===========================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)            38,349                106,080
Payable for units withdrawn                                   26                164,353
-----------------------------------------------------------------------------------------------------------
Total liabilities                                         38,375                270,433
===========================================================================================================
Net assets                                   $        17,901,144             25,711,347
===========================================================================================================
Analysis of net assets:
 For variable deferred annuity policies      $         6,211,202              9,881,935
 Attributable to The Life Insurance Company
  of Virginia                                         11,689,942             15,829,412
-----------------------------------------------------------------------------------------------------------
Net assets                                   $        17,901,144             25,711,347
===========================================================================================================
Outstanding units:  Type I (note 2)                      207,412                204,919
===========================================================================================================
Net asset value per unit:  Type I            $             11.50                  15.63
===========================================================================================================
Outstanding units:  Type II (note 2)                     332,403                428,969
===========================================================================================================
Net asset value per unit:  Type II           $             11.51                  15.57
===========================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

===========================================================================================================
                                                                Oppenheimer Variable Account Fund
                                              -------------------------------------------------------------
                                                                               Capital
                                                     Money          Bond  Appreciation       Growth
Assets                                                Fund          Fund          Fund         Fund
-----------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable Account Funds, at fair value (note 2):
  Money Fund (2,716,513 shares;
   cost - $2,716,513)                          $ 2,716,513             --            --            --
  Bond Fund (2,720,745 shares;
   cost - $31,197,660)                                   --      31,642,265          --            --
  Capital Appreciation Fund
   (4,108,154 shares; cost - $133,957,044)               --            --     159,026,631          --
  Growth Fund (2,488,187 shares;
   cost - $56,104,503)                                   --            --            --    67,778,215
  High Income Fund (7,704,733
   shares; cost - $83,087,026)                           --            --            --            --
  Multiple Strategies Fund
   (3,464,713 shares; cost - $47,836,811)                --            --            --            --
Receivable from affiliate (note 3)                   34,795         3,974            --            --
Receivable for units sold                                --         5,271       306,641       129,828
-----------------------------------------------------------------------------------------------------------
Total assets                                      2,751,308    31,651,510   159,333,272    67,908,043
===========================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)          627         7,650       435,623        40,248
Payable for units withdrawn                               5         4,919        53,468         8,426
-----------------------------------------------------------------------------------------------------------
Total liabilities                                       632        12,569       489,091        48,674
===========================================================================================================
Net assets for variable deferred annuity
 policies                                      $  2,750,676    31,638,941   158,844,181    67,859,369
===========================================================================================================
Outstanding units:  Type I (note 2)                 162,505       941,269     2,726,055     1,190,622
===========================================================================================================
Net asset value per unit:  Type I              $      14.80         19.37         33.08         30.04
===========================================================================================================
Outstanding units:  Type II (note 2)                 23,868       707,097     2,121,294     1,091,602
===========================================================================================================
Net asset value per unit:  Type II             $      14.48         18.96         32.37         29.40
===========================================================================================================




LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities, Continued

=========================================================================================================

                                                        Oppenheimer Variable Account Fund
                                            -------------------------------------------------------------
                                                   High                          Multiple
                                                 Income                        Strategies
Assets                                             Fund                              Fund
---------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable Account Funds, at fair value (note 2):
  Money Fund (2,716,513 shares;
   cost - $2,716,513)                                 -                                 -
  Bond Fund (2,720,745 shares;
   cost - $31,197,660)                                -                                 -
  Capital Appreciation Fund
   (4,108,154 shares; cost - $133,957,044)            -                                 -
  Growth Fund (2,488,187 shares;
   cost - $56,104,503)                                -                                 -
  High Income Fund (7,704,733
   shares; cost - $83,087,026)               85,753,676                                 -
  Multiple Strategies Fund
   (3,464,713 shares; cost - $47,836,811)             -                        54,153,468
Receivable from affiliate (note 3)               62,906                                 -
Receivable for units sold                         4,948                            56,944
-----------------------------------------------------------------------------------------------------------
Total assets                                 85,821,530                        54,210,412
===========================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)   21,263                            73,554
Payable for units withdrawn                      37,630                            17,946
-----------------------------------------------------------------------------------------------------------
Total liabilities                                58,893                            91,500
===========================================================================================================
Net assets for variable deferred annuity
 policies                                    85,762,637                        54,118,912
===========================================================================================================
Outstanding units:  Type I (note 2)           1,358,227                         1,640,662
===========================================================================================================
Net asset value per unit:  Type I                 28.24                             22.81
===========================================================================================================
Outstanding units:  Type II (note 2)          1,715,755                           748,002
===========================================================================================================
Net asset value per unit:  Type II                27.63                             22.32
===========================================================================================================


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities, Continued

===========================================================================================================


                                                 Variable Insurance Products Fund
                                              -------------------------------------------------------------
                                                    Money       High          Equity-
                                                   Market     Income          Income
Assets                                          Portfolio  Portfolio       Portfolio
-----------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products Fund, at fair value (note 2):
  Money Market Portfolio (22,001,350 shares;
   cost - $22,001,350)                         22,001,350           --            --
  High Income Portfolio (1,986,368 shares;
   cost - $22,054,714)                                --      24,869,322          --
  Equity-Income Portfolio (19,267,440 shares;
   cost - $338,638,261)                               --            --     405,194,259
  Growth Portfolio (8,071,281 shares;
   cost - $209,433,139)                               --            --            --
  Overseas Portfolio (5,698,984 shares;
   cost - $92,284,455)                                --            --            --
Accrued interest income                          103,152            --            --
Receivable from affiliate                             --            --         126,153
Receivable for units sold                             --            --          77,690
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                  22,104,502    24,869,322     405,398,102
===================================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate
 (note 3)                                        117,120        67,294         99,500
Payable for units withdrawn                        3,734           927           --
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                120,854        68,221         99,500
===================================================================================================================================
Net assets for variable deferred
 annuity policies                             21,983,648    24,801,101    405,298,602
===================================================================================================================================
Outstanding units:  Type I (note 2)            1,193,173       731,930      6,847,454
===================================================================================================================================
Net asset value per unit:  Type I                  14.82         24.11          29.50
===================================================================================================================================
Outstanding units:  Type II (note 2)             296,609       303,275      7,041,867
===================================================================================================================================
Net asset value per unit:  Type II                 14.50         23.59          28.87
===================================================================================================================================


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities, Continued

===================================================================================================================================


                               Variable Insurance
                                                                -------------------------------------------------------------------
                                                                                Growth                Overseas
Assets                                                                       Portfolio               Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products Fund, at fair value (note 2):
  Money Market Portfolio (22,001,350 shares;
   cost - $22,001,350)                                      -                       -
  High Income Portfolio (1,986,368 shares;
   cost - $22,054,714)                                      -                       -
  Equity-Income Portfolio (19,267,440 shares;
   cost - $338,638,261)                                     -                       -
  Growth Portfolio (8,071,281 shares;
   cost - $209,433,139)                                                    251,339,690                      -
  Overseas Portfolio (5,698,984 shares;
   cost - $92,284,455)                                      -                                      107,368,867
Accrued interest income                                                             -                       -
Receivable from affiliate                                                       48,303                      -
Receivable for units sold                                                      263,458                  85,315
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                               251,651,451             107,454,182
===================================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)                                  60,313                 116,786
Payable for units withdrawn                                                     45,771                   2,143
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                              106,084                 118,929
===================================================================================================================================
Net assets for variable deferred annuity policies                          251,545,367             107,335,253
===================================================================================================================================
Outstanding units:  Type I (note 2)                                          4,831,665               4,069,123
===================================================================================================================================
Net asset value per unit:  Type I                                                32.28                   19.19
===================================================================================================================================
Outstanding units:  Type II (note 2)                                         3,026,574               1,557,443
===================================================================================================================================
Net asset value per unit:  Type II                                               31.58                   18.78
===================================================================================================================================


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities, Continued

===================================================================================================================================

                                                                          Variable Insurance
                                                                           Products Fund II     Advisers Management Trust
                                                        ---------------------------------------------------------------------------
                                                                             Asset
                                                                           Manager   Contrafund        Balanced
Assets                                                                   Portfolio    Portfolio       Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products Fund II, at fair value (note 2):
  Asset Manager Portfolio (25,784,849 shares;
   cost - $369,444,622)                                               436,537,500             --              --
  Contrafund Portfolio (8,610,261 shares;
   cost - $121,091,296)                                                         --    142,585,929             --

Investment in Advisers Management Trust, at fair value (note 2):
  Balanced Portfolio (1,937,087 shares;
   cost - $28,336,586)                                                          --            --        30,838,421
  Bond Portfolio (697,791 shares;
   cost - $9,780,434)                                                           --            --              --
  Growth Portfolio (408,170 shares;
   cost - $9,642,393)                                                           --            --              --
Receivable from affiliate (note 3)                                              --         50,092              928
Receivable for units sold                                                 172,962         266,662             --
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                          436,710,462     142,902,683       30,839,349
===================================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)                            798,134          35,990           6,833
Payable for units withdrawn                                                74,159            --            70,052
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                         872,293          35,990          76,885
===================================================================================================================================
Net assets                                                           $435,838,169     142,866,693      30,762,464
===================================================================================================================================
Analysis of net assets:
 For variable deferred annuity policies                              $435,838,169     142,866,693      30,220,971
 Attributable to The Life Insurance Company of Virginia                         --          --            541,493
-----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                           $435,838,169     142,866,693      30,762,464
===================================================================================================================================
Outstanding units:  Type I (note 2)                                  $ 18,979,975       3,097,501       1,684,576
===================================================================================================================================
Net asset value per unit:  Type I                                           20.57           16.68           16.56
===================================================================================================================================
Outstanding units:  Type II (note 2)                                    2,248,519       5,493,999         142,952
===================================================================================================================================
Net asset value per unit:  Type II                                   $      20.20           16.60           16.26
===================================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities, Continued

===========================================================================================================
                                                                              Advisers Management Trust
                                                     ------------------------------------------------------
                                                                                  Bond              Growth
Assets                                                                       Portfolio           Portfolio
-----------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products Fund II, at fair value (note 2):
  Asset Manager Portfolio (25,784,849 shares;
   cost - $369,444,622)                                                         -                   -
  Contrafund Portfolio (8,610,261 shares;
   cost - $121,091,296)                                                         -                   -

Investment in Advisers Management Trust, at fair value (note 2):
  Balanced Portfolio (1,937,087 shares;
   cost - $28,336,586)                                                          -                   -
  Bond Portfolio (697,791 shares;
   cost - $9,780,434)                                                    9,803,959                  -
  Growth Portfolio (408,170 shares;
   cost - $9,642,393)                                                           -           10,522,634
Receivable from affiliate (note 3)                                              -                   -
Receivable for units sold                                                       -                   -
-----------------------------------------------------------------------------------------------------------
Total assets                                                             9,803,959         10,522,634
===========================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)                              72,385             18,458
Payable for units withdrawn                                                  9,537              2,080
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                           81,922             20,538
===========================================================================================================
Net assets                                                               9,722,037         10,502,096
===========================================================================================================
Analysis of net assets:
 For variable deferred annuity policies                                  9,722,037         10,502,096
 Attributable to The Life Insurance Company of Virginia                    -                   -
-----------------------------------------------------------------------------------------------------------
Net assets                                                               9,722,037         10,502,096
===========================================================================================================
Outstanding units:  Type I (note 2)                                        539,602            531,306
===========================================================================================================
Net asset value per unit:  Type I                                            12.24              15.34
===========================================================================================================
Outstanding units:  Type II (note 2)                                       257,629            155,136
===========================================================================================================
Net asset value per unit:  Type II                                           12.10              15.16
===========================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

===================================================================================================================================
                                                        Federated Investors
                                                          Insurance Series                          Alger American
                                                -------------------------------------------    ------------------------------------
                                                         American         High                     Small
                                                          Leaders  Income Bond      Utility          Cap       Growth
Assets                                                    Fund II      Fund II      Fund II    Portfolio    Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Investments in Federated Investors Insurance Series, at fair value (note 2):
     American Leaders Fund II
       (244,220 shares; cost -- $3,564,748)            $3,726,794         --           --           --           --
     High Income Bond Fund II
       (1,334,922 shares; cost -- $13,219,202)               --     13,669,604         --           --           --
     Utility Fund II (1,908,872 shares --
       cost -- $20,516,233)                                  --           --     22,543,781         --           --
Investment in Alger American,
  at fair value (note 2):
     Small Cap Portfolio (1,153,425 shares;
       cost -- $47,292,583)                                  --           --           --     47,186,598         --
     Growth Portfolio (1,306,751 shares;
       cost -- $42,609,173)                                  --           --           --           --     44,860,766
Receivable from affiliate (note 3)                           --          4,012       14,387        3,285         --
Receivable for units sold                                  49,516         --           --        124,620      119,332
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                            3,776,310   13,673,616   22,558,168   47,314,503   44,980,098
===================================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)              1,292        3,523        5,708       12,103       32,762
Payable for units withdrawn                                  --             10       43,750           48      226,943
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                           1,292        3,533       49,458       12,151      259,705
===================================================================================================================================
Net assets for variable deferred annuity policies      $3,775,018   13,670,083   22,508,710   47,302,352   44,720,393
===================================================================================================================================
Oustanding units:  Type I (note 2)                         75,662      211,506      545,223    1,339,653    1,190,674
===================================================================================================================================
Net asset value per unit:  Type I                      $    11.07        13.43        13.48         9.66        10.79
===================================================================================================================================
Outstanding units:  Type II (note 2)                      265,832      809,989    1,130,433    3,568,152    2,962,177
===================================================================================================================================
Net asset value per unit:  Type II                     $    11.05        13.37        13.41         9.63        10.76
===================================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

===================================================================================================================================
                               Janus Aspen Series
                                                    -------------------------------------------------------------------------------
                                                    Aggressive                    Worldwide                 Flexible  International
                                                        Growth        Growth         Growth     Balanced      Income         Growth
                                                     Portfolio     Portfolio      Portfolio    Portfolio   Portfolio      Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Investment in Janus Aspen Series, at fair value (note 2):
    Aggressive Growth Portfolio
      (4,598,027 shares; cost -- $74,046,345)      $83,868,015          --             --           --          --              --
    Growth Portfolio (9,768,429
      shares; cost -- $128,050,160)                       --     151,508,330           --           --          --              --
    Worldwide Growth Portfolio
      (9,124,593 shares; cost -- $149,893,458)            --            --      177,382,089         --          --              --
    Balanced Portfolio (1,113,921
      shares; cost -- $15,494,087)                        --            --             --     16,452,616        --              --
    Flexible Income Portfolio
      (445,638 shares; cost -- $4,942,310)                --            --             --           --     5,008,969            --
    International Growth Portfolio
      (845,209 shares; cost -- $12,700,072)               --            --             --           --          --       13,286,688
Receivable from affiliate (note 3)                      51,355          --            9,823        7,937         353             66
Receivable for units sold                               94,296       296,313        123,604       12,798         257        228,679
----------------------------------------------------------------------------------------------------------------------------------
Totals                                                84,013,666   151,804,643    177,515,516   16,473,351   5,009,579   13,515,433
===================================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)          19,750       108,071         42,618        4,193       1,253          3,255
Payable for units withdrawn                             30,379          --           62,200        9,444           7            --
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                       50,129       108,071        104,818       13,637       1,260          3,255
===================================================================================================================================
Net assets for variable deferred anuity policies   $83,963,537   151,696,572    177,410,698   16,459,714   5,008,319     13,512,178
===================================================================================================================================
Outstanding units:  Type I (note 2)                  1,975,818     4,764,409      4,170,807      358,807     118,020        474,438
===================================================================================================================================
Net asset value per unit:  Type I                  $     18.19         15.79          19.13        12.21       11.33          11.69
===================================================================================================================================
Outstanding units:  Type II (note 2)                 2,662,051     4,882,922      5,146,187      992,496     325,169        682,605
===================================================================================================================================
Net asset value per unit:  Type II                 $     18.04         15.66          18.97        12.17       11.29          11.67
===================================================================================================================================


See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Operations





                                                Life of Virginia Series Fund, Inc.

                                                                                       Common
                                                                                    Stock Index
                                                                                     Portfolio
                                                                               Year ended December 31,

                                                                       1996             1995             1994

Investment income:
  Income -- Dividends                                           $   23,435,279         411,769         91,337
  Expenses -- Mortality and expense risk charges (note 3)              492,403         139,329         58,672
-------------------------------------------------------------------------------------------------------------------
Net investment income                                               22,942,876         272,440         32,665
-------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                                           1,510,464         345,068        (65,078)
  Unrealized appreciation (depreciation) on investments            (16,204,375)      2,539,788         (8,702)
-------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments             (14,693,911)      2,884,856        (73,780)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations             $      8,248,965       3,157,296        (41,115)
-------------------------------------------------------------------------------------------------------------------




                                                Life of Virginia Series Fund, Inc.

                                                           Government
                                                           Securities                                 Money Market
                                                           Portfolio                                   Portfolio
                                                      Year ended December 31,                      Year ended December

                                               1996          1995          1994             1996           1995          1994

Investment income:
  Income -- Dividends                      1,309,648       565,524        238,661        5,204,323      1,098,198     222,610
  Expenses -- Mortality and expense
    risk charges (note 3)                    143,919        83,929         67,780          980,270        144,841      72,014
-------------------------------------------------------------------------------------------------------------------------------
Net investment income                      1,165,729       481,595        170,881        4,224,053        953,357     150,596
-------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                   (68,248)      (20,275)      (401,286)       1,686,452        312,501      56,347
  Unrealized appreciation (depreciation)
    on investments                          (995,503)      567,616       (216,822)      (2,984,484)      (757,472)    (36,981)
-------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
  (loss) on investments                   (1,063,751)      547,341       (618,108)      (1,298,032)      (444,971)     19,366
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
  assets from operations                     101,978     1,028,936       (447,227)       2,926,021        508,386     169,962
-------------------------------------------------------------------------------------------------------------------------------




                                                                 Life of Virginia Series Fund, Inc.


                                                                                 Total Return
                                                                                   Portfolio
                                                                             Year ended December 31,

                                                                     1996            1995          1994

Investment income:
  Income -- Dividends                                             9,319,880       1,576,466       461,727
  Expenses -- Mortality and expense risk charges (note 3)           357,589         187,419       162,211
----------------------------------------------------------------------------------------------------------
Net investment income                                             8,962,291       1,389,047       299,516
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                                          614,446         308,073        52,519
  Unrealized appreciation (depreciation) on investments          (6,827,262)      1,987,241      (190,731)
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments           (6,212,816)      2,295,314      (138,212)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                 2,749,475       3,684,361       161,304
----------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                             Life of Virginia Series
                             Fund, Inc. (continued)

                                                                    International                          Real Estate
                                                                        Equity                             Securities
                                                                      Portfolio                            Portfolio

                                                                                Period from                         Period from
                                                                                    May 23,                              May 2,
                                                              Year ended            1995 to        Year ended           1995 to
                                                            December 31,       December 31,      December 31,      December 31,
                                                                    1996               1995              1996              1995

Investment income:
  Income -- Dividends                                      $  1,056,063              31,010         1,627,291           670,339
  Expenses -- Mortality and expense risk charges (note 3)        56,953               4,298            49,030             2,663
---------------------------------------------------------------------------------------------------------------------------------
Net investment income                                           999,110               26,712         1,578,261           667,676
---------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain                                              86,537                  646           299,159            24,928
  Unrealized appreciation (depreciation) on investments         (11,119)              25,880         4,059,521         1,049,744
---------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments           75,418               26,526         4,358,680         1,074,672
---------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                     $  1,074,528               53,238         5,936,941         1,742,348
---------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                                   Oppenheimer Variable Account Fund


                                                            Money                                     Bond
                                                             Fund                                     Fund
                                                      Year ended December 31,                 Year ended December 31,

                                                 1996        1995        1994           1996            1995          1994

Investment income:
  Income -- Dividends                      $  175,537     303,556     246,677      1,774,226       1,222,079       858,801
  Expenses -- Mortality and
    expense risk charges (note 3)              40,663      64,415      70,775        336,825         220,766       160,466
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)               134,874     239,141     175,902      1,437,401       1,001,313       698,335
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                        --           --          --        106,242          53,120       (47,152)
  Unrealized appreciation (depreciation)
    on investments                                --           --          --       (442,815)      1,654,610    (1,076,673)
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                                  --           --          --       (336,573)      1,707,730    (1,123,825)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                           $ 134,874      239,141     175,902      1,100,828       2,709,043      (425,490)
-----------------------------------------------------------------------------------------------------------------------------


                                                                   Oppenheimer Variable Account Fund

                                                           Capital
                                                        Appreciation                               Growth
                                                            Fund                                    Fund
                                                    Year ended December 31,                 Year ended December 31,

                                                1996          1995          1994          1996        1995        1994

Investment income:
  Income -- Dividends                      6,069,096       331,803     4,077,084     3,110,376     393,011     110,209
  Expenses -- Mortality and
    expense risk charges (note 3)          1,506,102       868,053       517,863       599,846     265,718     130,807
-----------------------------------------------------------------------------------------------------------------------
Net investment income (expense)            4,562,994      (536,250)    3,559,221     2,510,530     127,293     (20,598)
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                 6,301,279     1,666,666      (295,786)    1,959,742     739,151     156,193
  Unrealized appreciation (depreciation)
    on investments                         7,478,382    18,977,772    (5,974,329)    5,568,726   5,287,316    (131,358)
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                          13,779,661    20,644,438    (6,270,115)    7,528,468   6,026,467      24,835
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                          18,342,655    20,108,188    (2,710,894)   10,038,998   6,153,760       4,237
-----------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


                                                                   Oppenheimer Variable Account Fund
                                                           High                                   Multiple
                                                          Income                                 Strategies
                                                           Fund                                     Fund
                                                  Year ended December 31,                  Year ended December 31,

                                              1996          1995         1994          1996          1995         1994

Investment income:
  Income -- Dividends                $   6,387,294     3,582,283    1,862,474     3,343,955     2,521,297     1,498,286
  Expenses -- Mortality and
    expense risk charges (note 3)          825,956       471,932      239,523       571,993       410,701       315,765
------------------------------------------------------------------------------------------------------------------------
Net investment income                    5,561,338     3,110,351    1,622,951     2,771,962     2,110,596     1,182,521
------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
    Net realized gain (loss)               763,575      (105,319)    (231,920)      701,256       353,442       173,683
    Unrealized appreciation
      (depreciation) on investments      2,079,281     2,497,291   (2,323,932)    2,786,345     3,750,075    (2,203,089)
------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
  gain (loss) on investments             2,842,856     2,391,972   (2,555,852)    3,487,601     4,103,517    (2,029,406)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                    $   8,404,194     5,502,323     (932,901)    6,259,563     6,214,113      (846,885)
------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                           Variable Insurance Products Fund

                                                                                                 High
                                                     Money Market                               Income
                                                      Portfolio                                Portfolio
                                                 Year ended December 31,                Year ended December 31,

                                            1996         1995          1994          1996          1995        1994

Investment income:
  Income -- Dividends               $  1,655,033    3,320,468     2,051,133     2,780,632     1,144,671     798,967
  Expenses -- Mortality and
    expense risk charges (note 3)        382,911      699,880       540,987       332,922       297,241     135,458
----------------------------------------------------------------------------------------------------------------------
Net investment income (expense)        1,272,122    2,620,588     1,510,146     2,447,710       847,430     663,509
----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                    --           --            --       479,085       425,760    (100,779)
  Unrealized appreciation
    (depreciation) on investments             --           --            --       308,688     2,702,738    (890,395)
----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
  (loss) on investments                       --           --            --       787,773     3,128,498    (991,174)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                   $  1,272,122    2,620,588     1,510,146     3,235,483     3,975,928    (327,665)
----------------------------------------------------------------------------------------------------------------------


                                                            Variable Insurance Products Fund

                                                  Equity-
                                                  Income                                        Growth
                                                 Portfolio                                    Portfolio
                                          Year ended December 31,                      Year ended December 31,

                                           1996          1995       1994          1996          1995         1994

Investment income:
  Income -- Dividends                12,605,854    10,037,638  4,675,559    13,903,188       567,790     4,043,602
  Expenses -- Mortality and
    expense risk charges (note 3)     4,253,036     2,138,272    902,437     2,834,086     1,696,933       943,085
-------------------------------------------------------------------------------------------------------------------
Net investment income (expense)       8,352,818     7,899,366  3,773,122    11,069,102    (1,129,143)    3,100,517
-------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)            9,394,625     4,284,587    284,694     9,229,819     7,510,176       424,903
  Unrealized appreciation
    (depreciation) on investments    23,601,942    37,953,951   (106,600)    6,990,625    29,804,134    (3,300,969)
-------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
  (loss) on investments              32,996,567    42,238,538    178,094    16,220,444    37,314,310    (2,876,066)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                    41,349,385    50,137,904  3,951,216    27,289,546    36,185,167       224,451
-------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                                 Variable Insurance Products Fund


                                                                            Overseas
                                                                           Portfolio




                                                                      Year ended December 31,

                                                                    1996      1995         1994

Investment income:
  Income -- Dividends                                       $  2,309,161   644,375      196,613
  Expenses -- Mortality and expense risk charges (note 3)      1,245,263   999,548      750,229
---------------------------------------------------------------------------------------------------
Net investment income (expense)                                1,063,898  (355,173)    (553,616)
---------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain                                            2,693,770   734,798      810,922
  Unrealized appreciation (depreciation) on investments        7,585,836 6,428,977   (1,667,636)
---------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments        10,279,606 7,163,775     (856,714)
---------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations           $ 11,343,504 6,808,602   (1,410,330)
---------------------------------------------------------------------------------------------------


                       Variable Insurance Products Fund II

                                                                            Asset
                                                                            Manager                               Contrafund
                                                                           Portfolio                              Portfolio

                                                                                                                Period from
                                                                                                                 January 5,
                                                                                                   Year ended       1995 to
                                                                     Year ended December 31,      December 31,  December 31,

                                                                 1996         1995          1994         1996          1995

Investment income:
  Income -- Dividends                                      27,801,550    9,085,957    15,691,643      634,656       784,088
  Expenses -- Mortality and expense risk charges (note 3)   4,059,911    4,926,810     4,653,566    1,322,883       323,922
----------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                            23,741,639    4,159,147    11,038,077     (688,227)      460,166
----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain                                         7,507,674    1,958,733       275,628    2,738,082       905,255
  Unrealized appreciation (depreciation) on investments    23,008,153   55,306,129   (40,761,110)  17,275,767     4,218,866
----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments     30,515,827   57,264,862   (40,485,482)  20,013,849     5,124,121
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations          54,257,466   61,424,009   (29,447,405)  19,325,622     5,584,287
----------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                                      Advisers Management Trust

                                                            Balanced                                Bond
                                                            Portfolio                            Portfolio
                                                      Year ended December 31,             Year ended December 31,

                                                   1996        1995         1994        1996        1995       1994

Investment income:
  Income -- Dividends                       $ 5,226,886     748,770    1,202,168   1,231,424     958,338    708,775
  Expenses -- Mortality and
    expense risk charges (note 3)               381,777     385,789      345,231     151,484     210,707    234,710
----------------------------------------------------------------------------------------------------------------------
Net investment income                         4,845,109     362,981      856,937   1,079,940     747,631    474,065
----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                      419,822     895,552      369,206    (136,701)     45,793   (487,357)
  Unrealized appreciation (depreciation)
    on investments                           (3,501,201)  5,264,633   (2,580,253)   (646,673)    816,276   (236,796)
----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                             (3,081,379)  6,160,185   (2,211,047)   (783,374)    862,069   (724,153)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from
  operations                                $ 1,763,730   6,523,166   (1,354,110)    296,566   1,609,700   (250,088)
----------------------------------------------------------------------------------------------------------------------


                                                 Advisers Management Trust

                                                         Growth
                                                        Portfolio
                                                   Year ended December 31,

                                                1996        1995        1994

Investment income:
  Income -- Dividends                      1,152,528     246,676     813,202
  Expenses -- Mortality and
    expense risk charges (note 3)            146,484     127,144      73,324
-----------------------------------------------------------------------------
Net investment income                      1,006,044     119,532     739,878
-----------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                   315,046     242,067     (88,698)
  Unrealized appreciation (depreciation)
    on investments                          (363,320)  1,957,190  (1,043,018)
-----------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                             (48,274)  2,199,257  (1,131,716)
-----------------------------------------------------------------------------
Increase (decrease) in net assets from
  operations                                 957,770   2,318,789    (391,838)
-----------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                               Federated Investors Insurance
                                                                           Series

                                           American              High Income
                                            Leaders                 Bond                       Utility
                                            Fund II                Fund II                     Fund II

                                                                        Period from                    Period from
                                        Period from                      February 3,                    January 27,
                                     May 6, 1996 to      Year ended         1995 to     Year ended         1995 to
                                        December 31,    December 31,    December 31,   December 31,    December 31,
                                               1996            1996            1995           1996            1995

Investment income:
  Income -- Dividends                     $  15,977         579,337          45,272         766,616        223,744
  Expenses -- Mortality and
    expense risk charges (note 3)            12,003          87,381           6,392         243,314         61,497
---------------------------------------------------------------------------------------------------------------------
Net investment income (expense)               3,974         491,956          38,880         523,302        162,247
---------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)                   29,680          31,769           3,368         336,527         90,613
  Unrealized appreciation
    (depreciation) on investments           162,046         424,014          26,388       1,113,241        914,307
---------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
  (loss) on investments                     191,726         455,783          29,756       1,449,768      1,004,920
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                         $ 195,700         947,739          68,636       1,973,070      1,167,167
---------------------------------------------------------------------------------------------------------------------


                                                          Alger American


                                             Small
                                              Cap                            Growth
                                           Portfolio                       Portfolio

                                                   Period from                     Period from
                                                     October 3,                      October 4,
                                     Year ended        1995 to      Year ended         1995 to
                                    December 31,   December 31,    December 31,    December 31,
                                           1996           1995            1996            1995

Investment income:
  Income -- Dividends                    105,411             --         668,828              --
  Expenses -- Mortality and
    expense risk charges (note 3)        414,206          9,745         358,846           6,776
-------------------------------------------------------------------------------------------------
Net investment income (expense)         (308,795)        (9,745)        309,982          (6,776)
-------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
  Net realized gain (loss)              (122,299)       (20,417)        315,644          (2,380)
  Unrealized appreciation
    (depreciation) on investments        (80,937)       (25,048)      2,224,353          27,240
-------------------------------------------------------------------------------------------------
Net realized and unrealized gain
  (loss) on investments                 (203,236)       (45,465)      2,539,997          24,860
-------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                       (512,031)       (55,210)      2,849,979          18,084
-------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



                               Janus Aspen Series
                                                                        Aggressive
                                                                          Growth                              Growth
                                                                         Portfolio                           Portfolio

                                                                        Year ended                           Year ended
                                                                       December 31,                         December 31,
                                                              1996        1995         1994        1996        1995       1994
Investment income:
 Income - Dividends                                     $    755,467     701,550     143,307    3,316,849   1,774,926   109,722
 Expenses - Mortality and expense risk charges (note 3)      880,271     464,496     102,376    1,496,337     686,203   258,877
---------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                             (124,804)    237,054      40,931    1,820,512   1,088,723  (149,155)
---------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
 Net realized gain                                         3,422,984   1,735,504     117,926    4,286,543   1,220,855   141,619
 Unrealized appreciation (depreciation) on investments       109,555   7,840,280   1,778,397   11,457,707  11,886,046    75,874
---------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments     3,532,539   9,575,784   1,896,323   15,744,250  13,106,901   217,493
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations       $  3,407,735   9,812,838   1,937,254   17,564,762  14,195,624    68,338
---------------------------------------------------------------------------------------------------------------------------------





                                                                     Janus Aspen Series

                                                                          Worldwide
                                                                            Growth
                                                                           Portfolio

                                                                           Year ended
                                                                           December 31,
                                                                1996         1995        1994
Investment income:
 Income - Dividends                                          2,094,632     225,282       3,147
 Expenses - Mortality and expense risk charges (note 3)      1,418,611     477,320     204,215
------------------------------------------------------------------------------------------------
Net investment income (expense)                                676,021    (252,038)   (201,068)
------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
 Net realized gain                                           5,069,677     439,501   1,394,128
 Unrealized appreciation (depreciation) on investments      18,944,795   9,549,318  (1,349,019)
------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments      24,014,472   9,988,819      45,109
------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations           24,690,493   9,736,781    (155,959)
------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                         Janus Aspen Series (continued)

                                                                                                Flexible           International
                                                                  Balanced                        Income                  Growth
                                                                  Portfolio                    Portfolio               Portfolio

                                                                     Period from                     Period from       Period from
                                                                      October 11,                     October 13,      May 3, 1996
                                                       Year ended        1995 to      Year ended          1995 to               to
                                                     December 31,   December 31,    December 31,     December 31,     December 31,
                                                             1996           1995            1996             1995             1996
Investment income:
 Income - Dividends                                  $  283,521         12,299         288,802          20,133           54,433
 Expenses - Mortality and expense risk
    charges (note 3)                                    113,425          2,009          40,424             980           45,378
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                   170,096         10,290         248,378          19,153            9,055
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
 Net realized gain                                      122,576          9,364           4,524              29          187,391
 Unrealized appreciation (depreciation)
   on investments                                       920,620         37,909          68,898          (2,240)         586,615
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                                      1,043,196         47,273          73,422          (2,211)         774,006
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations              $ 1,213,292         57,563         321,800          16,942          783,061
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of  Changes in Net Assets




                       Life of Virginia Series Fund, Inc.
                                                                       Common                               Government
                                                                     Stock Index                            Securities
                                                                      Portfolio                              Portfolio
                                                               Year ended December 31,                Year ended December 31,
                                                            1996         1995         1994        1996         1995       1994
Increase (decrease) in net assets From operations:
   Net investment income                                $ 22,942,876     272,440      32,665    1,165,729     481,595     170,881
   Net realized gain (loss)                                1,510,464     345,068     (65,078)     (68,248)    (20,275)   (401,286)
   Unrealized appreciation
    (depreciation) on investments                        (16,204,375)  2,539,788      (8,702)    (995,503)    567,616    (216,822)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations          8,248,965   3,157,296     (41,115)     101,978   1,028,936    (447,227)
------------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                            18,225,715   7,357,078   1,724,390    3,734,757   1,619,783   2,890,849
  Transfers (to) from the general account of Life of
    Virginia:
     Death benefits                                          (77,864)   (143,652)    (10,380)     (76,802)    (44,216)    (14,693)
     Surrenders                                           (1,079,082)   (306,506)   (177,818)    (492,750)   (500,706)   (213,354)
     Cost of insurance and administrative expense
       (note 3)                                              (45,091)    (22,813)    (14,229)     (21,731)    (17,040)    (17,841)
     Transfer gain (loss) and transfer fees (note 3)           7,463      (8,822)     (1,218)       8,420      (9,439)      1,433
     Transfers (to) from the Guarantee Account (note 1)    3,139,208     695,771     (20,371)     135,548      60,927    (424,053)
  Interfund transfers                                      5,665,381   5,341,899     396,185      (65,339)  2,038,922    (797,830)
------------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions          25,835,730  12,912,955   1,896,559    3,222,103   3,148,231   1,424,511
------------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                    34,084,695  16,070,251   1,855,444    3,324,081   4,177,167     977,284
Net assets at beginning of year                           21,783,756   5,713,505   3,858,061    9,805,889   5,628,722   4,651,438
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                $55,868,451  21,783,756   5,713,505   13,129,970   9,805,889   5,628,722
------------------------------------------------------------------------------------------------------------------------------------









                       Life of Virginia Series Fund, Inc.

                                                                     Money Market                           Total Return
                                                                       Portfolio                             Portfolio
                                                                 Year ended December 31,              Year ended December 31,
                                                              1996         1995           1994      1996        1995      1994

Increase (decrease) in net assets From operations:
                     Net investment income              $  4,224,053      953,357      150,596   8,962,291   1,389,047    299,516
                     Net realized gain (loss)              1,686,452      312,501       56,347     614,446     308,073     52,519
                     Unrealized appreciation
                      (depreciation) on investments       (2,984,484)    (757,472)     (36,981) (6,827,262)  1,987,241   (190,731)
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations          2,926,021      508,386      169,962   2,749,475   3,684,361    161,304
----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                           153,728,177   52,511,585   26,435,513   8,515,814   4,777,568  4,226,681
  Transfers (to) from the general account of Life of
    Virginia:
     Death benefits                                         (781,386)      (4,954)     (19,063)   (153,153)   (184,615)   (42,532)
     Surrenders                                           (8,255,412)  (2,099,100)  (2,204,998)   (946,894)   (685,070)  (477,463)
     Cost of insurance and administrative expense
       (note 3)                                              (78,769)     (17,072)     (30,941)    (51,588)    (40,610)   (34,693)
     Transfer gain (loss) and transfer fees (note 3)          28,173       52,426       11,405     (69,616)      5,627     25,934
     Transfers (to) from the Guarantee Account (note 1)    4,298,099    4,957,966   (2,851,523)    919,901     401,449   (436,022)
  Interfund transfers                                    (93,981,321) (30,878,764) (17,423,556)     75,151   2,419,115     92,268
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions          54,957,561   24,522,087    3,916,837   8,289,615   6,693,464  3,354,173
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                    57,883,582   25,030,473    4,086,799  11,039,090  10,377,825  3,515,477
----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                           32,303,591    7,273,118    3,186,319  22,555,371  12,177,546  8,662,069

Net assets at end of year                                 90,187,173   32,303,591    7,273,118  33,594,461  22,555,371 12,177,546
----------------------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                                                          Life of Virginia Series
                                                                                           Fund, Inc. (continued)

                                                                                International                   Real Estate
                                                                                   Equity                       Securities
                                                                                 Portfolio                      Portfolio
                                                                                      Period from              Period from
                                                                                          May 23,                          May 2,
                                                                       Year ended         1995 to      Year ended         1995 to
                                                                     December 31,    December 31,    December 31,    December 31,
                                                                             1996            1995            1996            1995

Increase (decrease) in net assets From operations:
  Net investment income                                            $      999,110         26,712       1,578,261           667,676
  Net realized gain                                                        86,537            646         299,159            24,928
  Unrealized appreciation (depreciation) on investments                   (11,119)        25,880       4,059,521         1,049,744
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                                  1,074,528         53,238       5,936,941         1,742,348
----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                           2,563,735       332,761       2,949,990           301,414
  Transfers (to) from the general account of Life of Virginia:
      Death benefits                                                        (3,522)       (2,053)             --            (1,392)
      Surrenders                                                          (103,501)       (1,796)        (41,760)           (1,136)
      Cost of insurance and administrative expense (note 3)                 (6,060)         (661)         (3,136)             (286)
      Transfer gain and transfer fees (note 3)                             (92,027)        1,565        (107,856)            1,212
      Capital contribution                                              10,925,561            --              --        10,000,000
      Transfers from the Guarantee Account (note 1)                        557,466       101,612         539,647            70,614
   Interfund transfers                                                   1,263,184     1,237,114       4,063,439           261,308
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                        15,104,836     1,668,542       7,400,324        10,631,734
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                                  16,179,364     1,721,780      13,337,265        12,374,082

Net assets at beginning of period                                        1,721,780            --      12,374,082                --
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                         $   17,901,144     1,721,780      25,711,347        12,374,082
----------------------------------------------------------------------------------------------------------------------------------
                                        20




LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of  Changes in Net Assets, Continued

                                                                                        Oppenheimer Variable Account Fund



                                                                                                 Money
                                                                                                 Fund
                                                                                         Year ended December 31,
                                                                                     1996            1995              1994
Increase (decrease) in net assets From operations:
   Net investment income (expense)                                          $       134,874         239,141         175,902
   Net realized gain (loss)                                                              --               --             --
   Unrealized appreciation (depreciation) on investments                                 --               --             --
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                                   134,874         239,141         175,902
----------------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                                                       1,000       1,236,189       7,678,267
   Transfers (to) from the general account of Life of Virginia:
      Death benefits                                                                (25,650)             --              --
      Surrenders                                                                   (248,877)       (534,163)       (546,418)
      Cost of insurance and administrative expense (note 3)                          (7,741)        (12,911)        (18,965)
      Transfer gain (loss) and transfer fees (note 3)                                (6,711)        (10,807)         17,648
      Transfers (to) from the Guarantee Account (note 1)                            (72,686)       (522,980)       (386,202)
   Interfund transfers                                                           (1,858,335)     (3,724,005)     (1,087,392)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions                      (2,219,000)     (3,568,677)      5,656,938
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                                (2,084,126)     (3,329,536)      5,832,840

Net assets at beginning of year                                                   4,834,802       8,164,338       2,331,498
----------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                                    $    2,750,676       4,834,802       8,164,338
----------------------------------------------------------------------------------------------------------------------------



                                                                         Oppenheimer Variable Account Fund



                                                                                   Bond
                                                                                   Fund
                                                                          Year ended December 31,
                                                                        1996         1995        1994
Increase (decrease) in net assets From operations:
   Net investment income (expense)                                1,437,401      1,001,313      698,335
   Net realized gain (loss)                                         106,242         53,120      (47,152)
   Unrealized appreciation (depreciation) on investments           (442,815)     1,654,610   (1,076,673)
--------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                 1,100,828      2,709,043     (425,490)
--------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                                   6,447,661      3,897,393    5,611,237
   Transfers (to) from the general account of Life of Virginia:
      Death benefits                                               (255,232)      (103,070)    (186,474)
      Surrenders                                                 (1,174,644)    (1,044,752)    (413,064)
      Cost of insurance and administrative expense (note 3)         (47,633)       (43,224)     (37,823)
      Transfer gain (loss) and transfer fees (note 3)                15,212        (70,035)     (16,223)
      Transfers (to) from the Guarantee Account (note 1)          1,424,034        277,812     (532,602)
   Interfund transfers                                            1,248,636      1,434,738      385,204
--------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions       7,658,034      4,348,862    4,810,255
--------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                 8,758,862      7,057,905    4,384,765

Net assets at beginning of year                                  22,880,079     15,822,174   11,437,409
--------------------------------------------------------------------------------------------------------
Net assets at end of year                                        31,638,941     22,880,079   15,822,174
--------------------------------------------------------------------------------------------------------


                                                                     Oppenheimer Variable Account Fund


                                                             Capital
                                                           Appreciation                                    Growth
                                                             Fund                                           Fund
                                                     Year ended December 31,                      Year ended December 31,
                                                  1996         1995           1994             1996          1995        1994
Increase (decrease) in net assets From operations:
   Net investment income (expense)            4,562,994     (536,250)    3,559,221       2,510,530       127,293      (20,598)
   Net realized gain (loss)                   6,301,279    1,666,666      (295,786)      1,959,742       739,151      156,193
   Unrealized appreciation
    (depreciation) on investments             7,478,382   18,977,772    (5,974,329)      5,568,726     5,287,316     (131,358)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in
   net assets from operations                18,342,655   20,108,188    (2,710,894)     10,038,998     6,153,760        4,237
----------------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                              35,523,585   13,056,769    33,580,537      15,322,231     8,623,363    3,884,748
   Transfers (to) from the general
     account of Life of Virginia:
      Death benefits                           (577,949)    (315,870)      (93,328)       (246,052)      (11,683)      (9,773)
      Surrenders                             (5,679,609)  (3,725,572)     (995,422)     (1,802,707)     (531,276)    (515,377)
      Cost of insurance and administrative
        expense (note 3)                       (237,053)    (179,980)     (140,228)        (79,593)      (49,718)     (33,196)
      Transfer gain (loss) and
        transfer fees (note 3)                 (234,268)    (110,449)     (217,849)         (9,390)       (2,381)      (9,445)
      Transfers (to) from the
        Guarantee Account (note 1)            5,093,547      910,511      (361,814)      2,323,647       807,793      (99,892)
   Interfund transfers                       16,982,928      899,125     5,252,436       8,265,699     5,644,624      703,654
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
   from capital transactions                 50,871,181   10,534,534    37,024,332      23,773,835    14,480,722    3,920,719
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            69,213,836   30,642,722    34,313,438      33,812,833    20,634,482    3,924,956

Net assets at beginning of year              89,630,345   58,987,623    24,674,185      34,046,536    13,412,054    9,487,098
----------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                   158,844,181   89,630,345    58,987,623      67,859,369    34,046,536   13,412,054
----------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


                                                                     Oppenheimer Variable Account Fund
                                                               High                                Multiple
                                                              Income                              Strategies
                                                               Fund                                  Fund
                                                       Year ended December 31,                Year ended December 31,
                                             1996         1995           1994         1996          1995        1994

Increase (decrease) in net assets From operations:
   Net investment income                  $  5,561,338    3,110,351  1,622,951      2,771,962     2,110,596    1,182,521
   Net realized gain (loss)                    763,575     (105,319)  (231,920)       701,256       353,442      173,683
   Unrealized appreciation
     (depreciation) on investments           2,079,281    2,497,291 (2,323,932)     2,786,345     3,750,075   (2,203,089)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
   from operations                           8,404,194    5,502,323   (932,901)     6,259,563     6,214,113     (846,885)
------------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                             22,356,655   11,530,804 16,369,336      8,520,761     4,566,130   10,981,087
   Transfers (to) from the general
     account of Life of Virginia:
     Death benefits                           (693,092)     (69,961)   (55,784)      (389,751)     (183,215)    (122,743)
     Surrenders                             (2,655,530)  (1,461,891)  (757,957)    (2,097,537)   (1,641,635)    (903,275)
     Cost of insurance and administrative
       expense (note 3)                       (100,320)     (73,580)   (62,628)      (104,392)      (93,990)     (83,415)
     Transfer gain (loss) and transfer
       fees (note 3)                           (25,953)     144,255    (34,514)       (27,395)      (65,699)     (24,108)
     Tranfers (to) from the Guarantee
       Account (note 1)                      3,777,050    1,497,477   (523,877)     1,507,791       282,847     (564,250)
   Interfund transfers                       9,730,803    2,860,809   (888,148)       198,943       787,704    1,327,916
------------------------------------------------------------------------------------------------------------------------
Increase in net assets from
  capital transactions                      32,389,613   14,427,913 13,046,428      7,608,420     3,652,142   10,611,212
------------------------------------------------------------------------------------------------------------------------
Increase in net assets                      40,793,807   19,930,236 12,113,527     13,867,983     9,866,255    9,764,327

Net assets at beginning of year             44,968,830   25,038,594 12,925,067     40,250,929    30,384,674   20,620,347
------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                 $ 85,762,637   44,968,830 25,038,594     54,118,912    40,250,929   30,384,674
------------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of  Changes in Net Assets, Continued

                                                                                    Variable Insurance Products Fund
                                                                                                   High
                                                                                               Money Market
                                                                                                Portfolio
                                                                                          Year ended December 31,
                                                                                    1996      1995              1994
Increase (decrease) in net assets From operations:
  Net investment income (expense)                                         $   1,272,122      2,620,588     1,510,146
  Net realized gain (loss)                                                       --              --               --
  Unrealized appreciation (depreciation) on investments                          --              --               --
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                             1,272,122      2,620,588     1,510,146
--------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                                  117,921     36,176,530    79,067,408
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                            (458,667)       103,982    (1,460,159)
     Surrenders                                                              (2,213,343)    (4,660,173)   (3,367,219)
     Cost of insurance and administrative expense (note 3)                      (65,257)      (121,073)     (146,671)
     Transfer gain (loss) and transfer fees (note 3)                           (204,381)        49,754       (20,591)
     Transfers (to) from the Guarantee Account (note 1)                        (661,457)      (141,309)   (6,872,564)
  Interfund transfers                                                       (23,959,305)   (47,938,008)  (25,417,768)
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions                 (27,444,489)   (16,530,297)   41,782,436
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                           (26,172,367)   (13,909,709)   43,292,582

Net assets at beginning of year                                              48,156,015     62,065,724    18,773,142
--------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                                $   21,983,648     48,156,015    62,065,724
--------------------------------------------------------------------------------------------------------------------




                                                                          Variable Insurance Products Fund
                                    Equity--
                                     Income
                                    Portfolio
                             Year ended December 31,
                                 1996 1995 1994
Increase (decrease) in net assets From operations:
  Net investment income (expense)                                       2,447,710       847,430        663,509
  Net realized gain (loss)                                                479,085       425,760       (100,779)
  Unrealized appreciation (depreciation) on investments                   308,688     2,702,738       (890,395)
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                       3,235,483     3,975,928       (327,665)
----------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                           (248,987)    7,262,170      8,930,853
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                       (33,131)     (117,911)       (23,586)
     Surrenders                                                        (1,859,776)     (953,927)      (317,616)
     Cost of insurance and administrative expense (note 3)                (54,571)      (51,018)       (36,445)
     Transfer gain (loss) and transfer fees (note 3)                      (14,545)      (10,918)       (47,417)
     Transfers (to) from the Guarantee Account (note 1)                  (109,624)      860,461       (281,733)
  Interfund transfers                                                  (7,008,575)    4,509,566       (116,753)
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions            (9,329,209)   11,498,423      8,107,303
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                      (6,093,726)   15,474,351      7,779,638

Net assets at beginning of year                                        30,894,827    15,420,476      7,640,838
----------------------------------------------------------------------------------------------------------------
Net assets at end of year                                              24,801,101    30,894,827     15,420,476
----------------------------------------------------------------------------------------------------------------

                        Variable Insurance Products Fund
                                    Equity--
                                  Income Growth
                               Portfolio Portfolio
                                                       Year ended December 31,                       Year ended December 31,
                                                    1996          1995          1994            1996           1995         1994
Increase (decrease) in net assets From operations:
  Net investment income (expense)                8,352,818     7,899,366     3,773,122     11,069,102     (1,129,143)    3,100,517
  Net realized gain (loss)                       9,394,625     4,284,587       284,694      9,229,819      7,510,176       424,903
  Unrealized appreciation
    (depreciation) on investments               23,601,942    37,953,951      (106,600)     6,990,625     29,804,134    (3,300,969)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
    assets from operations                      41,349,385    50,137,904     3,951,216     27,289,546     36,185,167       224,451
-----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                  91,217,558    63,044,040    43,319,748     40,351,417     35,842,400    38,436,463
  Transfers (to) from the
   general account of Life of Virginia:
     Death benefits                             (2,317,929)     (623,306)     (890,708)    (1,395,457)      (338,418)     (266,922)
     Surrenders                                (12,923,609)   (7,390,359)   (1,798,386)    (8,362,725)    (5,531,711)   (2,014,772)
     Cost of insurance and
       administrative expense (note 3)            (565,181)     (384,060)     (224,723)      (441,506)      (345,393)     (244,798)
     Transfer gain (loss) and
       transfer fees (note 3)                      (81,577)     (128,097)       45,914       (243,398)        13,309       (94,035)
     Transfers (to) from the
       Guarantee Account (note 1)               14,669,920     8,592,478      (707,930)     7,334,280      3,842,828      (241,053)
  Interfund transfers                           12,688,430    43,164,815    13,086,320     (3,259,632)    18,922,427     6,890,505
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                     102,687,612   106,275,511    52,830,235     33,982,979     52,405,442    42,465,388
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets              144,036,997   156,413,415    56,781,451     61,272,525     88,590,609    42,689,839

Net assets at beginning of year                261,261,605   104,848,190    48,066,739    190,272,842    101,682,233    58,992,394
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                      405,298,602   261,261,605   104,848,190    251,545,367    190,272,842   101,682,233
-----------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


                        Variable Insuracne Products Fund

                                                                                       Overseas
                                                                                       Portfolio


                             Year ended December 31,
                                 1996 1995 1994
Increase (decrease) in net assets From operations:
    Net investment income (expense)                               $        1,063,898       (355,173)     (553,616)
    Net realized gain                                                      2,693,770        734,798       810,922
    Unrealized appreciation (depreciation) on investments                  7,585,836      6,428,977    (1,667,636)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                         11,343,504      6,808,602    (1,410,330)

---------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                                           11,020,984     10,634,049    47,044,690
   Transfers (to) from the general account of Life of Virginia:
      Death benefits                                                        (528,522)      (556,976)     (171,446)
      Surrenders                                                          (3,972,175)    (3,063,268)   (1,164,675)
      Cost of insurance and administrative expense (note 3)                 (214,759)      (208,318)     (185,276)
      Transfer gain (loss) and transfer fees (note 3)                        (85,300)       (53,050)        2,802
      Transfers (to) from Gurantee Account (note 1)                        3,116,987        590,771      (114,884)
   Interfund transfers                                                    (4,620,473)    (7,084,976)   12,111,215
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions                4,716,742        258,232    57,522,426
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                         16,060,246      7,066,834    56,112,096

Net assets at beginning of period                                         91,275,007     84,208,173    28,096,077
---------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                          $   107,335,253     91,275,007    84,208,173
---------------------------------------------------------------------------------------------------------------------




                       Variable Insurance Products Fund II
                                                                            Asset
                                                                           Manager                            Contrafund
                                                                          Portfolio                            Portfolio



                                                                                                                        Period from
                                                                                                                         January 5,
                                                                                                         Year ended         1995 to
                                                                       Year ended December 31,         December 31,    December 31,
                                                                   1996          1995          1994       1996              1995
Increase (decrease) in net assets From operations:
    Net investment income (expense)                              23,741,639     4,159,147    11,038,077      (688,227)      460,166
    Net realized gain                                             7,507,674     1,958,733       275,628     2,738,082       905,255
    Unrealized appreciation (depreciation) on investments        23,008,153    55,306,129   (40,761,110)   17,275,767     4,218,866
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                54,257,466    61,424,009   (29,447,405)   19,325,622     5,584,287
----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                                  15,580,792    21,217,331   210,283,774    41,520,289    26,666,752
   Transfers (to) from the general account of Life of Virginia:
      Death benefits                                             (3,090,108)   (2,849,779)   (1,132,025)     (569,391)      (17,699)
      Surrenders                                                (23,863,347)  (23,760,769)  (13,957,293)   (3,409,236)     (676,614)
      Cost of insurance and administrative expense (note 3)      (1,159,170)   (1,245,010)   (1,320,021)     (139,550)      (42,327)
      Transfer gain (loss) and transfer fees (note 3)            (2,150,299)     (305,606)     (598,560)       (6,491)      (28,134)
      Transfers (to) from Gurantee Account (note 1)               2,112,849    (7,015,144)   (6,414,358)    8,894,897     4,851,438
   Interfund transfers                                          (31,512,425)  (58,702,053)    7,913,872    15,486,630    25,426,220
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions     (44,081,708)  (72,661,030)  194,775,389    61,777,148    56,179,636
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                10,175,758   (11,237,021)  165,327,984    81,102,770    61,763,923

Net assets at beginning of period                               425,662,411   436,899,432   271,571,448    61,763,923            --
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                     435,838,169   425,662,411   436,899,432   142,866,693    61,763,923
----------------------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                                                                                         Advisors Management Trust
                                                                                               Balanced
                                                                                               Portfolio
                                                                                          Year ended December 31,
                                                                                       1996      1995          1994
Increase (decrease) in net assets From operations:
   Net investment income                                                  $      4,845,109        362,981      856,937
   Net realized gain (loss)                                                        419,822        895,552      369,206
   Unrealized appreciation (depreciation) on investments                        (3,501,201)     5,264,633   (2,580,253)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                                1,763,730      6,523,166   (1,354,110)
-----------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                                                        --       2,535,815    4,905,972
   Transfers (to) from the general account of Life of Virginia:
      Death benefits                                                              (191,199)      (153,937)    (222,647)
      Surrenders                                                                (2,074,244)    (1,503,514)    (850,409)
      Cost of insurance and administrative expense (note 3)                        (82,124)       (88,114)     (87,021)
      Transfer gain (loss) and transfer fees (note 3)                              (12,205)         7,049       (6,823)
      Transfers (to) from the Guarantee Account (note 1)                           (37,694)      (134,229)    (303,659)
   Interfund transfers                                                          (3,810,712)    (2,179,193)  (1,980,780)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions                     (6,208,178)    (1,516,123)   1,454,633
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                               (4,444,448)     5,007,043      100,523

Net assets at beginning of year                                                 35,206,912     30,199,869   30,099,346
-----------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                                  $    30,762,464     35,206,912   30,199,869
-----------------------------------------------------------------------------------------------------------------------



                                                                         Advisors Management Trust
                                                              Bond                                    Growth
                                                           Portfolio                                 Portfolio
                                                      Year ended December 31,                   Year ended December 31,
                                                 1996           1995        1994            1996          1995          1994
Increase (decrease) in net assets From operations:
   Net investment income                       1,079,940        747,631      474,065      1,006,044       119,532     739,878
   Net realized gain (loss)                     (136,701)        45,793     (487,357)       315,046       242,067     (88,698)
   Unrealized appreciation
     (depreciation) on investments              (646,673)       816,276     (236,796)      (363,320)    1,957,190  (1,043,018)
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
  assets from operations                         296,566      1,609,700     (250,088)       957,770     2,318,789    (391,838)
------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
   Net premiums                                     --        4,761,820   26,294,787          4,370     2,833,430   2,626,919
   Transfers (to) from the general
     account of Life of Virginia:
      Death benefits                           (225,838)        (7,505)     (95,897)       (56,431)      (78,819)     (9,898)
      Surrenders                               (366,908)      (522,591)    (440,989)      (415,296)     (251,354)   (120,880)
      Cost of insurance and administrative
        expense (note 3)                        (24,278)       (37,167)     (59,746)       (25,172)      (23,723)    (17,468)
      Transfer gain (loss) and
        transfer fees (note 3)                   (9,665)       (23,158)     (26,596)       (10,420)         (697)      4,278
      Transfers (to) from the
        Guarantee Account (note 1)              (92,797)       798,511   (1,028,597)       (14,970)       36,976     (65,829)
   Interfund transfers                       (5,700,964)    (9,447,152) (16,482,327)    (3,652,818)    1,961,133  (1,243,094)
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from
  capital transactions                       (6,420,450)    (4,477,242)   8,160,635     (4,170,737)    4,476,946   1,174,028
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            (6,123,884)    (2,867,542)   7,910,547     (3,212,967)    6,795,735     782,190

Net assets at beginning of year              15,845,921     18,713,463   10,802,916     13,715,063     6,919,328   6,137,138
------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                     9,722,037     15,845,921   18,713,463     10,502,096    13,715,063   6,919,328
------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



                                                            Federated Investors Insurance
                                                                      Series
                                                American            High Income
                                                 Leaders              Bond                      Utility
                                                 Fund II             Fund II                    Fund II

                                                                           Period from                    Period from
                                             Period from                   February 3,                    January 27,
                                          May 6, 1996 to     Year ended        1995 to      Year ended        1995 to
                                            December 31,   December 31,   December 31,    December 31,   December 31,
                                                    1996           1996           1995            1996           1995
Increase (decrease) in net assets From operations:
  Net investment income (expense)                  3,974        491,956         38,880          523,302       162,247
  Net realized gain (loss)                        29,680         31,769          3,368          336,527        90,613
  Unrealized appreciation (depreciation)
    on investments                               162,046        424,014         26,388        1,113,241       914,307
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
  from operations                                195,700        947,739         68,636        1,973,070     1,167,167
---------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                 2,249,062      4,468,263      1,448,946        7,032,730     4,723,697
  Transfers (to) from the general
    account of Life of Virginia:
       Death benefits                                 --        (42,084)            --         (172,666)            --
       Surrenders                                (28,376)      (428,701)       (12,805)        (708,499)     (150,715)
       Cost of insurance and administrative
         expense (note 3)                           (522)        (5,233)          (601)         (25,376)       (7,470)
       Transfer gain (loss) and
         transfer fees (note 3)                    4,221            (43)         5,535           11,752          (650)
       Transfers from the Guarantee
         Account (note 1)                        146,563        670,397        200,240        1,313,211       982,260
  Interfund transfers                          1,208,370      6,113,878        235,916          830,436     5,539,763
--------------------------------------------------------------------------------------------------------------------
Increase in net assets from
  capital transactions                         3,579,318     10,776,477      1,877,231        8,281,588    11,086,885
--------------------------------------------------------------------------------------------------------------------
Increase in net assets                         3,775,018     11,724,216      1,945,867       10,254,658    12,254,052

Net assets at beginning of period                     --      1,945,867             --       12,254,052            --
--------------------------------------------------------------------------------------------------------------------
Net assets at end of period                  $ 3,775,018     13,670,083      1,945,867       22,508,710    12,254,052
--------------------------------------------------------------------------------------------------------------------




                                                                                              Alger American

                                                                              Small
                                                                               Cap                            Growth
                                                                             Portfolio                       Portfolio

                                                                                    Period from                     Period from
                                                                                     October 3,                      October 4,
                                                                    Year ended          1995 to      Year ended         1995 to
                                                                  December 31,      December 31,    December 31,    December 31,
                                                                          1996             1995            1996            1995
Increase (decrease) in net assets From operations:
  Net investment income (expense)                                      (308,795)          (9,745)        309,982          (6,776)
  Net realized gain (loss)                                             (122,299)         (20,417)        315,644          (2,380)
  Unrealized appreciation (depreciation) on investments                 (80,937)         (25,048)      2,224,353          27,240
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                      (512,031)         (55,210)      2,849,979          18,084
--------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                       25,934,981        3,369,922      21,518,317       2,632,716
  Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                  (167,439)             --          (22,815)             --
       Surrenders                                                      (837,016)         (18,166)       (539,265)         (4,789)
       Cost of insurance and administrative expense (note 3)            (32,819)          (1,420)        (26,996)           (895)
       Transfer gain (loss) and transfer fees (note 3)                  (18,410)           7,625         (32,858)          1,883
       Transfers from the Guarantee Account (note 1)                  5,067,731          298,188       3,628,084         (47,006)
  Interfund transfers                                                10,297,239        3,969,177      11,823,073       2,922,881
--------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                     40,244,267        7,625,326      36,347,540       5,504,790
--------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                               39,732,236        7,570,116      39,197,519       5,522,874

Net assets at beginning of period                                     7,570,116              --        5,522,874              --
--------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                          47,302,352        7,570,116      44,720,393       5,522,874
--------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


======================================================================================================
                                                                          Janus Aspen Series
                                                                --------------------------------------
                                                                             Aggressive
                                                                               Growth
                                                                             Portfolio
                                                                --------------------------------------
                                                                            Year ended
                                                                           December 31,
                                                                      1996        1995        1994
------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
  Net investment income (expense)                               $   (124,804)     237,054      40,931
  Net realized gain                                                3,422,984    1,735,504     117,926
  Unrealized appreciation (depreciation) on investments              109,555    7,840,280   1,778,397
------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                  3,407,735    9,812,838   1,937,254
------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                    17,880,226   16,756,982  11,040,719
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                 (394,284)     (86,506)    (46,281)
     Surrenders                                                   (2,851,517)  (1,216,524)   (143,136)
     Cost of insurance and administrative expense (note 3)          (112,813)     (73,928)    (27,618)
     Transfer gain (loss) and transfer fees (note 3)                 (40,003)      38,529      16,650
     Transfers (to) from the Guarantee Account (note 1)            3,328,781    2,434,875    (194,133)
  Interfund transfers                                              8,025,078    7,553,096   5,460,535
------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                  25,835,468   25,406,524  16,106,736
------------------------------------------------------------------------------------------------------
Increase in net assets                                            29,243,203   35,219,362  18,043,990

Net assets at beginning of year                                   54,720,334   19,500,972   1,456,982
------------------------------------------------------------------------------------------------------
Net assets at end of year                                       $ 83,963,537   54,720,334  19,500,972
======================================================================================================



=========================================================================================================
                                                                      Janus Aspen Series
                                                                -----------------------------------------

                                                                           Growth
                                                                          Portfolio
                                                                 ---------------------------------------
                                                                         Year ended
                                                                         December 31,
                                                                      1996        1995            1994
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
  Net investment income (expense)                                 1,820,512     1,088,723      (149,155)
  Net realized gain                                               4,286,543     1,220,855       141,619
  Unrealized appreciation (depreciation) on investments          11,457,707    11,886,046        75,874
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                17,564,762    14,195,624        68,338
---------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                   35,456,497    20,907,687    23,804,072
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                (483,092)     (292,563)      (88,205)
     Surrenders                                                  (3,747,509)   (1,304,563)     (335,606)
     Cost of insurance and administrative expense (note 3)         (199,595)     (125,440)      (70,249)
     Transfer gain (loss) and transfer fees (note 3)               (208,664)      (42,445)      (30,507)
     Transfers (to) from the Guarantee Account (note 1)           7,027,293     2,397,459       (64,235)
  Interfund transfers                                            11,381,396    14,146,981     5,733,375
---------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                 49,226,326    35,687,116    28,948,645
---------------------------------------------------------------------------------------------------------
Increase in net assets                                           66,791,088    49,882,740    29,016,983

Net assets at beginning of year                                  84,905,484    35,022,744     6,005,761
---------------------------------------------------------------------------------------------------------
Net assets at end of year                                       151,696,572    84,905,484    35,022,744
=========================================================================================================




==========================================================================================================
                                                                              Janus Aspen Series
                                                                ------------------------------------------
                                                                                Worldwide
                                                                                 Growth
                                                                                Portfolio
                                                                   ---------------------------------------
                                                                               Year ended
                                                                               December 31,
                                                                        1996        1995           1994
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
  Net investment income (expense)                                      676,021     (252,038)     (201,068)
  Net realized gain                                                  5,069,677      439,501     1,394,128
  Unrealized appreciation (depreciation) on investments             18,944,795    9,549,318    (1,349,019)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                   24,690,493    9,736,781      (155,959)
----------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                      45,862,046   14,202,159    17,754,295
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                   (407,146)    (146,748)      (74,067)
     Surrenders                                                     (2,394,900)  (1,173,774)     (321,790)
     Cost of insurance and administrative expense (note 3)            (172,873)     (87,512)      (53,600)
     Transfer gain (loss) and transfer fees (note 3)                  (183,599)     (23,608)      (34,313)
     Transfers (to) from the Guarantee Account (note 1)              8,313,366    1,874,804        40,818
  Interfund transfers                                               42,049,450    7,110,222     7,084,163
----------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                    93,066,344   21,755,543    24,395,506
----------------------------------------------------------------------------------------------------------
Increase in net assets                                             117,756,837   31,492,324    24,239,547

Net assets at beginning of year                                     59,653,861   28,161,537     3,921,990
----------------------------------------------------------------------------------------------------------
Net assets at end of year                                          177,410,698   59,653,861    28,161,537
==========================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


==================================================================================================================================
                         Janus Aspen Series (continued)
                                                              --------------------------------------------------------------------
                                                                                                   Flexible          International
                                                                       Balanced                     Income                  Growth
                                                                       Portfolio                   Portfolio             Portfolio
                                                              --------------------------  --------------------------   -----------
                                                                             Period from                 Period from   Period from
                                                                             October 11,                 October 13,   May 3, 1996
                                                                 Year ended      1995 to    Year ended       1995 to            to
                                                               December 31, December 31,  December 31,  December 31,  December 31,
                                                                       1996         1995          1996          1995          1996
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
  Net investment income                                       $     170,096       10,290       248,378        19,153         9,055
  Net realized gain                                                 122,576        9,364         4,524            29       187,391
  Unrealized appreciation (depreciation) on investments             920,620       37,909        68,898        (2,240)      586,615
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                            1,213,292       57,563       321,800        16,942       783,061
----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
  Net premiums                                                    8,643,527      619,039     2,591,080       312,671     4,654,797
  Transfers (to) from the general account of Life of Virginia:
     Death benefits                                                 (37,496)          -             -             -
     Surrenders                                                    (271,087)     (61,992)      (29,518)         (451)      (51,116)
     Cost of insurance (note 3)                                      (7,301)        (379)       (2,717)         (111)       (3,441)
     Transfer gain (loss) and transfer fees (note 3)                  5,413         (240)         (413)          179         3,766
     Transfer (to) from the Guarantee Account (note 1)            1,091,622      210,233       345,536        41,646       935,954
  Interfund transfers                                             3,850,513    1,147,007       992,086       419,589     7,189,157
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                 13,275,191    1,913,668     3,896,054       773,523    12,729,117
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                           14,488,483    1,971,231     4,217,854       790,465    13,512,178

Net assets at beginning of period                                  1,971,231           -       790,465           -             -
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                   $   16,459,714   1,971,231     5,008,319       790,465    13,512,178
==================================================================================================================================

See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


Notes to Financial Statements

December 31, 1996

==============================================================================

     (1)    DESCRIPTION OF ENTITY

            Life of Virginia Separate Account 4 (the Account) is a separate investment account established in 1987 by The Life Insurance Company of Virginia (Life of Virginia) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable deferred annuity life insurance policies issued by Life of Virginia. As of April 1, 1996, Life of Virginia is a wholly-owned subsidiary of GNA Corporation, which is a wholly-owned subsidiary of General Electric Capital Corporation. Prior to April 1, 1996, Life of Virginia was an indirect wholly-owned subsidiary of Aon Corporation (Aon).

            In May 1996, two new investment subdivisions were added to the Account, for both Type I and II policies. One of these subdivisions, the International Growth Portfolio, invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The other new subdivision, the American Leaders Fund II, invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund. During 1995, nine new investment subdivisions were added to the Account, for both Type I and Type II policies. The Utility Fund II and High Income Bond Fund II each invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund. The Contrafund Portfolio invests solely in a designated portfolio of the Variable Insurance Products Fund II, a series type mutual fund. The
            International Equity Portfolio and the Real Estate Securities Portfolio each invests solely in a designated portfolio of Life of Virginia Series Fund, Inc., a series type mutual fund. The Balanced Portfolio and Flexible Income Portfolio each invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The Growth Portfolio and Small Cap Portfolio each invests solely in a designated portfolio of the Alger American Fund, a series type mutual fund.

            In November 1995, six subdivisions were closed to new money for both Type I and Type II policies. For each policy type, three of these subdivisions, the Balanced Portfolio, Bond Portfolio, and Growth Portfolio each invests solely in a designated portfolio of the Advisers Management Trust, a series type mutual fund. The fourth and fifth closed subdivisions, the Money Market Portfolio and High Income Portfolio, each invests solely in a designated portfolio of the Variable Insurance Products Fund, a series type mutual fund. The sixth closed subdivision, the Money Fund invests solely in a designated portfolio of the Oppenheimer Variable Account Funds, a series type mutual fund.

            Policyowners may transfer cash values between the Account's portfolios and the Guarantee Account that is part of the general account of Life of Virginia. Amounts transferred to the Guarantee Account earn interest at the interest rate in effect at the time of such transfer and remain in effect for one year, after which a new rate may be declared.

                                                                (continued)

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements


===========================================================================

     (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            UNIT CLASSES

            There are two unit classes included in the Account. Type I units are sold under policy form P1140 and P1141. Type II units are sold under policy forms P1142, P1142N and P1143. Type II unit sales began in the third quarter of 1994.

            INVESTMENTS

            Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period.

            The aggregate cost of investments acquired and the aggregate proceeds of investments sold, for the year or period ended December 31, 1996 were:



                                                                 Cost of       Proceeds
                                                                 Shares             from
Fund/Portfolio                                                 Acquired      Shares Sold
-----------------------------------------------------------------------------------------
Life of Virginia Series Fund, Inc.:
     Common Stock Index                            $         36,692,341       11,432,318
     Government Securities                                   10,166,532        7,107,213
     Money Market                                           391,196,364      320,815,562
     Total Return                                            14,983,042        6,885,672
     International Equity                                    17,478,593        2,392,057
     Real Estate Securities                                   9,552,202        1,984,313

Oppenheimer Variable Account Fund:
     Money                                                      409,499        2,486,649
     Bond                                                    16,439,807        7,336,076
     Capital Appreciation                                    88,810,248       33,430,618
     Growth                                                  38,577,404       12,290,558
     High Income                                             69,670,128       31,594,537
     Multiple Strategies                                     17,675,982        7,308,232

Variable Insurance Products Fund:
     Money Market                                             5,800,488       32,080,726
     High Income                                              3,660,044       10,528,929
     Equity-Income                                          181,615,544       70,351,272
     Growth                                                 107,512,949       62,292,603
     Overseas                                                34,150,165       28,339,524

Variable Insurance Products Fund II:
     Asset Manager                                           61,300,567       81,645,379
     Contrafund                                              90,161,281       29,333,769
-----------------------------------------------------------------------------------------

                                                                   (continued)

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements


===========================================================================

     (2)    CONTINUED


                                                        Cost of          Proceeds
                                                         Shares              from
Fund/Portfolio                                         Acquired       Shares Sold
----------------------------------------------------------------------------------

Advisers Management Trust:
     Balanced                                         5,655,090         6,936,160
     Bond                                             1,830,648         7,157,297
     Growth                                           1,244,527         4,399,296
Federated Investors Insurance Series:
     American Leaders                                 3,953,558           418,490
     High Income Bond                                14,357,897         3,076,071
     Utility                                         15,642,812         6,776,198
Alger American:
     Small Cap                                       61,955,161        22,013,976
     Growth                                          50,723,947        13,854,932
Janus Aspen Series:
     Aggressive Growth                               46,001,651        20,237,777
     Growth                                          77,939,677        26,907,321
     Worldwide Growth                               123,483,783        29,699,308
     Balanced                                        16,888,386         3,423,052
     Flexible Income                                  5,308,689         1,139,810
     International Growth                            15,855,069         3,342,387
----------------------------------------------------------------------------------

            FEDERAL INCOME TAXES

            The Account is not taxed separately because the operations of the Account are part of the total operations of Life of Virginia. Life of Virginia is taxed as a life insurance company under the Internal Revenue Code (the Code). Life of Virginia is included in the General Electric Capital Assurance Company consolidated federal income tax return. The Account will not be taxed as a regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

            USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

                                                                  (continued)
                                       31

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements


================================================================================



     (3)    RELATED PARTY TRANSACTIONS

            Net premiums transferred from Life of Virginia to the Account represent gross premiums recorded by Life of Virginia on its flexible premium variable deferred annuity products, less deductions retained as compensation for premium taxes. For policies issued on or after May 1, 1993, the deduction for premium taxes will be deferred until surrender. For Type I policies, during the first ten years following a premium payment, a .20% charge is deducted monthly from the policy Account values to reimburse Life of Virginia for certain distribution expenses. In addition, a charge is imposed on full and certain partial surrenders that occur within six years of any premium payment (seven years for certain Type II policies) to cover certain expenses relating to the sale of a policy. Subject to certain limitations, the charge equals 6% (or less) of the premium surrendered, depending on the time between premium payment and surrender.

            Life of Virginia will deduct a charge of $30 per year and $25 plus .15% per year from the policy account values for certain administrative expenses incurred for policy Type I and Type II, respectively. For Type II policies, the $25 charge may be waived if the account value is greater than $75,000. In addition, Life of Virginia charges the Account 1.15% and 1.25% on policy Type I and Type II, respectively, for the mortality and expense risk that Life of Virginia assumes. Administrative expenses as well as mortality and risk charges are deducted daily and reflect the effective annual rates.

            Gains or losses resulting from the processing time between the crediting of an initial premium and the investment of that premium are charged to Life of Virginia. In addition, any such gain or loss resulting from the processing time between a request for policy surrender and the sale of the underlying shares is also charged to Life of Virginia.

            Life of Virginia Series Fund, Inc. (the Fund) is an open-end diversified management investment company whose shares are sold to Life of Virginia's Separate Accounts.

            Forth Financial Securities Corporation (FFSC), a wholly-owned subsidiary of GNA Corporation, acts as principal underwriter (as defined in The Investment Company Act of 1940) of the Account's policies pursuant to an agreement with Life of Virginia.

            Aon Advisors, Inc. (Investment Advisor), a wholly-owned subsidiary of Aon, serves as investment advisor to the Fund and provides portfolio management, investment advice, and related administrative services for the Fund. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the Common Stock Index Portfolio, .50% for the Government Securities, Money Market and Total Return Portfolios, 1.00% for the International Equity Portfolio and .85% for the Real Estate Securities Portfolio. Effective July 1, 1994, the investment advisor agreed to waive a portion of the advisory fee for the Money Market Portfolio such that the effective annual rate is .10%.

            Certain officers and directors of Life of Virginia are also officers and directors of FFSC and the Fund.

===============================================================================
                                                                   (continued)
                                       32



                         [KPMG PEAT MARWICK LETTERHEAD]


Suite 1900
1021 East Cary Street
Richmond, VA 23219-4023


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying consolidated balance sheets of The Life Insurance Company of Virginia (an indirect wholly-owned subsidiary of General Electric Capital Corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the nine months ended December 31, 1996. We have also audited the preacquisition statements of income, stockholders' equity and cash flows for the three months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of the Life Insurance Company of Virginia as of and for the years ended December 31, 1995 and 1994, were audited by other auditors whose report, dated February 8, 1996 on those financial statements included an explanatory paragraph that described the change in the company's method of accounting for certain investments.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Life Insurance Company of Virginia and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                  /s/ KPMG PEAT MARWICK LLP

January 15, 1997

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors

Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying consolidated statement of financial position of The Life Insurance Company of Virginia and subsidiaries as of December 31, 1995, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 2, the Company changed its method of accounting for certain investments in 1994.

                                    /s/ Ernst & Young LLP

Richmond, Virginia
February 8, 1996

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1996 and 1995
(in millions)


--------------------------------------------------------------------------------------------------------------------
                                                                                                    Preacquisition
ASSETS                                                                                    1996                1995
--------------------------------------------------------------------------------------------------------------------
Investments:
    Fixed maturities:
       Available for sale - at fair value; (amortized cost:
            December 31, 1996 - $5,102.2; 1995 - $4,267.2)                    $          5,142.7             4,411.0
    Equity securities - at fair value
       Common stocks (cost:  December 31, 1996 - $31.6; 1995 - $31.5)                       34.7                35.4
       Preferred stocks (cost:  December 31, 1996 - $123.5; 1995 - $102.2)                 130.8               121.5
    Mortgage loans on real estate (net of reserve for losses:
       December 31, 1996 - $20.8; 1995 - $23.6)                                            585.4               592.5
    Real estate (net of accumulated depreciation:  December 31, 1996 -
       $4.4; 1995 - $5.6)                                                                   19.4                36.6
    Policy loans                                                                           179.5               151.7
    Short-term investments                                                                  42.4                81.7
--------------------------------------------------------------------------------------------------------------------

Total investments                                                                        6,134.9             5,430.4
--------------------------------------------------------------------------------------------------------------------
Cash                                                                                         6.4                 1.6
Receivables:
    Premiums and other                                                                      21.0                13.5
    Accrued investment income                                                              116.6                72.3
    Receivable from affiliates, net                                                          -                 558.4
--------------------------------------------------------------------------------------------------------------------
Total receivables                                                                          137.6               644.2

Deferred policy acquisition costs                                                           70.3               363.9

Goodwill (net of accumulated amortization:  December 31, 1996 - $5.0)                      125.4                 -

Present value of future profits
    (net of accumulated amortization:  December 31, 1996 - $45.2;                          419.2                32.6
    1995 - $32.5)

Property and equipment at cost
    (net of accumulated depreciation:  December 31, 1996 - $1.7;                             1.7                 3.7
    1995 - $18.4)

Deferred income tax benefit                                                                 72.9                 -

Other assets                                                                                12.3                65.9

Assets held in separate accounts                                                         2,762.7             2,019.6
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                             9,743.4             8,561.9
--------------------------------------------------------------------------------------------------------------------

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

December 31, 1996 and 1995
(in millions, except share data)


--------------------------------------------------------------------------------------------------------------------
                                                                                                    Preacquisition
LIABILITIES AND STOCKHOLDERS' EQUITY                                                      1996                1995
--------------------------------------------------------------------------------------------------------------------
Policy liabilities:
    Future policy benefits                                                    $            518.3               472.4
    Policy and contract claims                                                              69.1                31.7
    Unearned and advance premiums                                                            0.1                 0.3
    Other policyholder funds                                                             5,094.4             5,013.9
--------------------------------------------------------------------------------------------------------------------

Total policy liabilities                                                                 5,681.9             5,518.3

General liabilities:
    Payable to affiliate, net                                                                8.8                 -
    Commissions and general expenses                                                        46.8                12.8
    Current income taxes                                                                    45.4                 9.5
    Deferred income taxes                                                                    -                  75.5
    Other liabilities                                                                      192.2               104.3
    Liabilities related to separate accounts                                             2,762.7             2,019.6
--------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                        8,737.8             7,740.0
--------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
    Common stock - $1,000 par value:
       Authorized, issued and outstanding:  4,000 shares                                     4.0                 4.0
    Paid-in additional capital                                                             928.1               749.1
    Net unrealized investment gains                                                         19.4               103.1
    Retained earnings (deficit)                                                             54.1               (34.3)
--------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                               1,005.6               821.9
--------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                               9,743.4             8,561.9
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Income

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 Preacquisition
                                                                              -----------------------------------------------
                                                                 Nine months   Three months
                                                                       ended          ended         Year ended   Year ended
                                                                December 31,      March 31,       December 31,  December 31,
                                                                        1996           1996               1995          1994
-----------------------------------------------------------------------------------------------------------------------------
REVENUE
    Premiums and policy fees                                 $          154.7          92.4              179.3         218.8
    Separate account fees                                                23.1           5.9               17.7          11.3
    Net investment income (note 2)                                      334.4         112.0              402.1         490.6
    Realized investment gains (losses) (note 2)                           6.0           9.0              (76.5)        (25.8)
    Other income                                                          0.6           1.0                2.8           8.5
-----------------------------------------------------------------------------------------------------------------------------

Total revenue earned                                                    518.8         220.3              525.4         703.4
-----------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
    Benefits to policyholders                                           326.4         166.0              372.9         477.1
    Commissions and general expenses                                     53.2          28.8               43.7          75.7
    Amortization of intangibles                                          50.1           0.6                3.2           5.1
    Amortization of deferred policy acquisition costs                     3.2           6.0               39.3          57.1
-----------------------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                             432.9         201.4              459.1         615.0

INCOME BEFORE INCOME TAX                                                 85.9          18.9               66.3          88.4
    Provision for income tax (note 3)
       Current expense (benefit)                                         39.7          (3.8)              37.9          21.0
       Deferred expense (benefit)                                        (7.9)         10.8              (10.8)         (5.7)
-----------------------------------------------------------------------------------------------------------------------------

                                                                         31.8           7.0               27.1          15.3

NET INCOME (LOSS)                                            $           54.1          11.9               39.2          73.1
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)


-------------------------------------------------------------------------------------------------------------------
                                                                                              Preacquisition
                                                                     ----------------------------------------------
                                                        Nine months   Three months
                                                              ended          ended       Year ended     Year ended
                                                       December 31,      March 31,     December 31,   December 31,
                                                               1996           1996             1995           1994
-------------------------------------------------------------------------------------------------------------------
COMMON STOCK
    $1,000 par value common stock, authorized,
       issued and outstanding 4,000 in 1996,
       1995 and 1994)
    Balance at beginning and end of period              $       4.0            4.0                4.0          4.0

PAID-IN ADDITIONAL CAPITAL
    Balance at beginning of period                            818.4          749.1              704.1        704.1
       Adjustment to reflect purchase method (note 1)         109.7            -                  -            -
       Capital contribution from parent (notes 4, 7)            -             69.3               45.0          -
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                      928.1          818.4              749.1        704.1

NET UNREALIZED INVESTMENT GAINS (LOSSES)
    Balance at beginning of period                             11.9          103.1              (97.5)        23.6
       Adjustment to reflect purchase method
           (note 1)                                           (11.9)           -                  -            -
       Effect of change in accounting principles
           at January 1 (note 2)                                -              -                  -           25.1
       Net unrealized investment gains (losses)                19.4          (91.2)             200.6       (146.2)
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                       19.4           11.9              103.1        (97.5)

NET FOREIGN EXCHANGE GAINS (LOSSES)
    Balance at beginning of period                              -              -                 (3.0)        (2.3)
       Net foreign exchange gains (losses)                      -              -                  3.0         (0.7)
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                        -              -                  -           (3.0)

RETAINED EARNINGS (DEFICIT)
    Balance at beginning of period                            (22.4)         (34.3)             159.8        126.7
       Adjustment to reflect purchase method
           (note 1)                                            22.4            -                  -            -
       Net income                                              54.1           11.9               39.2         73.1
       Dividends to stockholder                                 -              -                (40.0)       (40.0)
       Stock dividend to affiliate (note 7)                     -              -               (193.3)         -
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                       54.1          (22.4)             (34.3)       159.8
-------------------------------------------------------------------------------------------------------------------

Stockholders' equity at end of period                   $   1,005.6          811.9              821.9        767.4
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Preacquisition
                                                                                        -------------------------------------------
                                                                           Nine months  Three months
                                                                                 ended         ended       Year ended    Year ended
                                                                          December 31,     March 31,     December 31,  December 31,
                                                                                  1996          1996             1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                       $     54.1          11.9             39.2          73.1
    Adjustments to reconcile net income to cash provided by
       (used in) operating activities:
           Change in policy liabilities                                           53.5         (32.8)           114.2         331.4
           Change in accrued investment income                                   (37.6)          4.1             (2.1)          1.8
           Deferred policy acquisition costs                                     (74.9)        (22.2)           (76.1)        (91.8)
           Amortization of deferred policy acquisition costs                       3.2           6.0             39.3          57.1
           Amortization of intangibles                                            50.1           0.6              3.2           5.1
           Other amortization and depreciation                                     7.3           1.4             (1.2)          2.3
           Premiums and operating receivables, commissions and general
              expenses, income taxes, other assets and other liabilities          77.8          22.9            (65.7)       (139.7)
           Realized investment (gains) losses                                     (6.0)         (9.0)            76.5          25.8
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) operating activities                                  127.5         (17.1)           127.3         265.1
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
    Sale (purchase) of short-term investments - net                               49.4         (10.1)           (18.8)         (0.3)
    Sale or maturity of investments
       Fixed maturities - held to maturity:
           Maturities                                                              -             -                3.9          50.8
           Calls and prepayments                                                   -             -               60.9         727.5
           Sales                                                                   -             -                -             -
       Fixed maturities - available for sale
           Maturities                                                            201.5          46.1             35.0          50.4
           Calls and prepayments                                                 353.5         101.0             58.6         269.1
           Sales                                                                 452.0         115.8          1,700.3         444.7
       All other investments                                                     177.3          44.9            124.6         231.1
    Purchase of investments:
       Fixed maturities - held to maturity                                         -             -                -          (734.0)
       Fixed maturities - available for sale                                  (1,279.5)       (144.1)        (1,950.7)     (1,018.5)
       All other investments                                                     (39.5)        (65.5)          (183.5)       (357.1)
    Sale (purchase) of property and equipment                                      -            (0.2)            (0.8)         (1.8)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities                                  (85.3)         87.9           (170.5)       (338.1)

Cash flows from financing activities:
    Capital contribution                                                           -             2.8              -             -
    Cash dividends to stockholder                                                  -           (40.0)            (6.0)        (20.0)
    Change in cash overdrafts                                                    (12.7)         28.8              -             -
    Interest sensitive life, annuity and investment contract deposits          1,275.4         301.9          1,059.5       1,455.5
    Interest sensitive life, annuity and investment contract withdrawals      (1,305.6)       (358.8)        (1,031.7)     (1,362.6)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                                  (42.9)        (65.3)            21.8          72.9
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                       (0.7)          5.5            (21.4)         (0.1)
Cash at beginning of period                                                        7.1           1.6             23.0          23.1
-----------------------------------------------------------------------------------------------------------------------------------

Cash at end of period                                                       $      6.4           7.1              1.6          23.0
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                       6

THE LIFE INSURANCE COMPANY OF VIRGINIA & SUBSIDIARIES


Notes to Consolidated Financial Statements

December 31, 1996


===============================================================================



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       BASIS OF PRESENTATION

       The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) and include the accounts of The Life Insurance Company of Virginia and its subsidiaries ("Life of Virginia" or "Company"). Subsidiaries include Globe Life Insurance Company and Assigned Settlements Inc. at December 31, 1994 and only Assigned Settlements Inc. at December 31, 1996 and 1995. All material intercompany accounts and transactions have been eliminated.

       Prior to April 1, 1996 Combined Insurance Company of America ("CICA") owned 100% or 4,000 shares of Life of Virginia. CICA is a wholly-owned subsidiary of AON Corporation (AON). On April 1, 1996, CICA sold 100% of the issued and outstanding shares of Life of Virginia to General Electric Capital Corporation ("GE Capital"). Immediately thereafter, 80% was contributed to General Electric Capital Assurance Company (the "Parent"). On December 31, 1996, the remaining 20% was contributed to General Electric Life Insurance Group, Inc. ("GELIC").

       Life of Virginia primarily sells variable annuities and universal life insurance to customers throughout most of the United States. Life of Virginia distributes variable annuities primarily through stockbrokers and universal life insurance primarily through career agents and independent brokers. Life of Virginia is also engaged in the sale of traditional individual and group life products and guaranteed investment contracts. Approximately 34%, 43% and 46% of premium and annuity consideration collected, in 1996, 1995, and 1994, respectively, came from customers residing in the South Atlantic region of the United States.

       Although the Company markets its products through numerous distributors, approximately 21.2% and 13.8% of the Company's sales in 1996 and 1995, respectively, have been through two specific national stockbrokers. Loss of all or a substantial portion of the business provided by these stockbrokers could have a material adverse effect on the business and operations of the Company. The Company does not believe, however, that the loss of such business would have a long-term adverse effect because of the Company's competitive position in the marketplace and the availability of business from other distributors.

       Certain 1995 and 1994 amounts have been reclassified to conform to 1996 presentation.

       PURCHASE ACCOUNTING METHOD

       Upon acquisition of Life of Virginia by GE Capital, Life of Virginia restated its financial statements in accordance with the purchase method of accounting which allocates the net purchase price for Life of Virginia and its subsidiaries of $932.1 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing.
                                                               (Continued)
                                       7

============================================================================


(1)    CONTINUED

       These allocations are summarized below:

(In millions)                                                  April 1, 1996
----------------------------------------------------------------------------
Assets acquired:
      Cash and investments (including mortgages)                                              $      6,006.2
      Goodwill                                                                                         130.3
      Present value of future profits                                                                  484.1
      Assets held in separate accounts                                                               2,096.6
      Other assets                                                                                     194.2
---------------------------------------------------------------------------------------------------------------

Total                                                                                         $      8,911.4
---------------------------------------------------------------------------------------------------------------

Liabilities assumed:
      Policyholder liabilities                                                                $      5,658.7
      Other liabilities                                                                                224.0
      Liabilities related to separate accounts                                                       2,096.6
---------------------------------------------------------------------------------------------------------------

Total                                                                                                7,979.3
---------------------------------------------------------------------------------------------------------------

Adjusted purchase price                                                                       $        932.1
---------------------------------------------------------------------------------------------------------------


       In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, Life of Virginia also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in stockholders' equity of $120.2 million in 1996 reflecting the application of the purchase method of accounting. The Company's consolidated financial statements subsequent to April 1, 1996 reflect this new basis of accounting.

       All amounts for periods ended before April 1, 1996 are labeled "Preacquisition" and are based on the preacquisition historical costs in accordance with generally accepted accounting principles. The periods ending after such date are based on fair values at April 1, 1996 and subsequent costs in accordance with the purchase method of accounting.

       PRESENT VALUE OF FUTURE PROFITS

       As of April 1, 1996 Life of Virginia established an intangible asset which represents the "present value of future profits" (PVFP). PVFP reflects the estimated fair value of the Company's life insurance business in-force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies discounted at a rate of 15%, the rate of return required by the Parent to invest in the business being acquired.
                                                      (Continued)
                                       8

(1)    CONTINUED

       PVFP is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied since inception. The amortization period is the remaining life of the policies, which ranges from 10 to 30 years from the date of original policy issue. Based on current assumptions, net amortization of the PVFP asset, expressed as a percentage, is projected to be 13.3%, 12.1%, 10.9%, 9.7% and 8.3% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

       Prior to April 1, 1996, Life of Virginia's PVFP was calculated in a similar manner as the PVFP discussed above and related to policies in-force on April 30, 1986, the date the Company was acquired by Aon. Under purchase accounting this PVFP was removed.

       The projected ending balance of PVFP will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolios. Such adjustments are not recorded in the Company's net income but rather as a credit or charge to stockholders' equity, net of income tax. The components of PVFP are as follows:

                                 Preacquisition
                                                                -------------------------------------------------
                                                    Nine months    Three months
                                                       ended             ended         Year ended,    Year ended
                                                   December 31,      March 31,        December 31,  December 31,
(millions)                                              1996              1996             1995             1994
-----------------------------------------------------------------------------------------------------------------
PVFP - beginning of period                 $               -                32.6             48.6           53.7
Adjustment related to the purchase
    method of accounting                                 484.0               -                -              -
Interest added                                            22.4               0.5              2.1            3.2
Gross amortization, excluding interest                   (67.5)             (1.1)            (5.3)          (8.3)
Dividend of Globe Life Insurance
    Company (note 7)                                       -                 -              (12.8)           -
PVFP attributable to unrealized gains                    (19.7)              -                -              -
-----------------------------------------------------------------------------------------------------------------

PVFP - end of period                       $             419.2              32.0             32.6           48.6
-----------------------------------------------------------------------------------------------------------------




       GOODWILL

       Under the purchase method of accounting, the excess of purchase price over the fair value of assets and liabilities acquired and PVFP is established as an asset and referred to as "goodwill." The Company has elected to amortize goodwill on the straight line basis over a 20 year period.
                                                      (Continued)
                                       9

(1)    CONTINUED

       The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determined that goodwill was not recoverable it would amortize such amounts as additional goodwill expense in the accompanying financial statements. As of December 31, 1996, the Company believes that no such adjustment is necessary.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred acquisition costs, PVFP, future life policy benefits, provisions for real estate-related losses and related reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

       DEFERRED TAX ASSETS AND LIABILITIES

       Pursuant to the acquisition on April 1, 1996, GE Capital, the Company's ultimate parent, and Aon Corporation, the Company's previous ultimate parent, agreed to file an election to treat the acquisition of Life of Virginia as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax basis of intangibles of approximately $348 million for the value of the business acquired that is amortizable for tax purposes over 10-15 years.

       Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

       RECOGNITION OF PREMIUM REVENUE AND RELATED EXPENSES

       For universal life-type and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life-type policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life-type policies and investment products consists of charges for the cost of insurance, policy administration, and surrenders assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

                                                       (Continued)
                                       10

(1)    CONTINUED

       In general, for accident and health products, premiums collected are reported as earned proportionately over the period covered by the policies. For all other life products, premiums are recognized as revenue when due. Benefits and related expenses associated with the premium revenues are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs.

       REINSURANCE

       Reinsurance premiums, commissions, and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. All reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

       INVESTMENTS

       Fixed maturities are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in collateralized mortgage obligations ("CMOs"). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments and included in net investment income. Prepayment assumptions are obtained from dealer surveys. The retrospective adjustment method is used to adjust for prepayment activity.

       Short-term investments are carried at amortized cost which approximates market value. Equity securities are valued at fair value. Mortgage loans are carried at their unpaid balance, net of unamortized discounts and reserves. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance. Other long-term investments are carried generally at cost.

       Realized investment gains or losses are computed using specific costs of securities sold. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes and adjustments to amortization of deferred policy acquisition costs and present value of future profits.

                                                       (Continued)
                                       11

(1)    CONTINUED

       Investments that have declines in fair value below cost, that are judged to be other than temporary, are written down to estimated fair values and reported as realized investment losses. Additionally, reserves for mortgage loans and certain other long-term investments are established based on an evaluation of the respective investment portfolio, past credit loss experience, and current economic conditions. Writedowns and the change in reserves are included in realized investment gains and losses in the statements of income. In general, the Company ceases to accrue investment income when interest or dividend payments are in arrears.

       Life of Virginia measures "impaired" loans at the present value of the loans discounted cash flow using the effective interest rate of the original loan as the discount rate. Impaired loans are loans for which it is probable that the Company will be unable to collect all amounts due according to terms of the original contractual terms of the loan agreement. This definition includes, among other things, leases, or larger groups of small-homogenous loans, and therefore applies principally to the Company's commercial loans.

       Accounting policies relating to interest rate swaps are discussed in Note 9.

       DEFERRED POLICY ACQUISITION COSTS

       Costs of acquiring new business, principally commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred. For non-universal life-type products, amortization of deferred acquisition costs are related to and based on the present value of expected premium revenues on the policies. Periodically amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits.

       Deferred policy acquisition costs related to universal life-type policies and investment products are amortized in relation to the present value of expected gross profits on the policies. Such amortization is adjusted periodically to reflect differences in actual and assumed gross profits.

       To the extent that unrealized gains or losses on available for sale securities would result in an adjustment to deferred policy acquisition costs amortization, had those gains or losses actually been realized, the related deferred policy acquisition cost adjustments are recorded along with the unrealized gains or losses included in stockholders' equity with no effect on net income.

                                                       (Continued)
                                       12

(1)    CONTINUED

       The components of deferred acquisition costs are as follows:

                                 Preacquisition
                                                                 ---------------------------------------------------
                                                     Nine months   Three months
                                                        ended             ended          Year ended    Year ended
                                                    December 31,      March 31,        December 31,  December 31,
(millions)                                               1996              1996             1995             1994
--------------------------------------------------------------------------------------------------------------------
Deferred acquisition costs -                $               -               363.9            388.1            413.2
    beginning of period
Commissions and expenses deferred                          74.9              22.2             76.1            108.8
Amortization                                               (3.2)             (6.0)           (39.3)           (57.1)
Credit Life and Health cession (note 4)                     -                 -                -             (107.0)
Dividend of Globe Life Insurance
    Company (note 7)                                        -                 -              (22.8)             -
Deferred acquisition costs attributable
    to unrealized gains (losses)                           (1.4)             17.9            (38.2)            30.2
--------------------------------------------------------------------------------------------------------------------

Deferred acquisition costs - end of period  $              70.3             398.0            363.9            388.1
--------------------------------------------------------------------------------------------------------------------




       PROPERTY AND EQUIPMENT

       Property and equipment are generally depreciated using the straight- line method over their estimated useful lives. As a result of purchase accounting fully depreciated property and equipment were removed.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and short-term investments approximate their fair values. Fair values for fixed maturity securities and equity securities are based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services or in the case of private placements, are estimated by discounted expected future cash flows using a current market rate applicable to the yield credit quality, call features and maturity of the investments, as applicable. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair values of derivatives are based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

       Fair values for liabilities for investment-type contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                                                       (Continued)
                                       13

(1)    CONTINUED

       SEPARATE ACCOUNT BUSINESS

       The assets and liabilities of the separate accounts represent designated funds of group pension, variable life and annuity policyholders and are not guaranteed or supported by other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. The assets are carried at fair value and are offset by liabilities that represent such policyholders' equity in those assets. The net investment income generated from these assets is not included in the consolidated statements of income.

       The Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in the new portfolios. As of December 31, 1996, approximately $29.3 million of the Company's common stock investment related to its capital investments in the separate accounts.

       FUTURE POLICY BENEFIT LIABILITIES AND UNEARNED PREMIUMS AND POLICY AND CONTRACT CLAIMS

       Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue or acquisition of Life of Virginia by the Parent, and provide for possible adverse deviations. Interest assumptions are graded and range from 7.4% to 6.5%.

       Withdrawal assumptions are based principally on experience and vary by plan, year of issue, and duration.

       Policyholder liabilities on universal life-type and investment products are generally based on policy account values. Interest crediting rates for these products range from 8.6% to 4.5%.

       Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of credit life and credit accident and health, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

       Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

                                                     (Continued)
                                       14

(1)    CONTINUED

       FOREIGN CURRENCY TRANSLATION

       Foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Unrealized foreign exchange gains or losses on translation are generally reported in stockholders' equity. No tax effect was taken into consideration for unrealized losses.


(2)    INVESTED ASSETS AND RELATED INCOME

       Under purchase accounting, the market value of Life of Virginia's fixed maturity investments as of April 1, 1996, became Life of Virginia's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of April 1, 1996, the market value of Life of Virginia's fixed maturity investments was approximately $37.4 million lower than original amortized cost.

       The Company's investments in debt and equity securities are considered available for sale and are carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of stockholders' equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

                                December 31, 1996
                                                 ----------------- --------------------------------------------------

                                                                           Gross            Gross
                                                        Amortized        Unrealized       Unrealized          Fair
(millions)                                                Cost             Gains           Losses            Value
---------------------------------------------------------------------------------------------------------------------
Available for sale:
      U.S. government and agencies            $             65.5               2.1              -               67.6
      States and political subdivisions                      2.1               -                -                2.1
      Foreign governments                                  178.2               5.6              -              183.8
      Corporate securities                               3,092.1              29.0            (19.6)         3,101.5
      Mortgage-backed securities                         1,764.3              29.7             (6.3)         1,787.7
---------------------------------------------------------------------------------------------------------------------

Total fixed maturities                                   5,102.2              66.4            (25.9)         5,142.7

Total equity securities                                    155.1              11.2             (0.8)           165.5
---------------------------------------------------------------------------------------------------------------------

Total available for sale                      $          5,257.3              77.6            (26.7)         5,308.2
---------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       15

(2)    CONTINUED

                                                                                   Preacquisition
                                                 ----------------- --------------------------------------------------
                                December 31, 1995
                                                 --------------------------------------------------------------------

                                                                           Gross            Gross
                                                        Amortized        Unrealized       Unrealized          Fair
(millions)                                                Cost             Gains           Losses            Value
---------------------------------------------------------------------------------------------------------------------
Available for sale:
      U.S. government and agencies            $             60.7               1.5              -               62.2
      States and political subdivisions                      2.2               0.2              -                2.4
      Foreign governments                                   18.6               0.6              -               19.2
      Corporate securities                               2,478.6             140.2             (9.9)         2,608.9
      Mortgage-backed securities                         1,596.3              19.6            (16.9)         1,599.0
      Other fixed maturities                               110.8               8.5              -              119.3
---------------------------------------------------------------------------------------------------------------------

Total fixed maturities                                   4,267.2             170.6            (26.8)         4,411.0

Total equity securities                                    133.7              26.2             (3.0)           156.9
---------------------------------------------------------------------------------------------------------------------

Total available for sale                      $          4,400.9             196.8            (29.8)         4,567.9
---------------------------------------------------------------------------------------------------------------------


       The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                December 31, 1996
                                                                         ---------------------------------------------
                                                                                    Amortized                  Fair
(millions)                                                                               Cost                 Value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                              $                     82.1                  82.5
Due after one year through five years                                                     961.8                 902.8
Due after five years through ten years                                                  1,626.5               1,671.5
Due after ten years                                                                       667.5                 698.2
Mortgage-backed securities                                                              1,764.3               1,787.7
----------------------------------------------------------------------------------------------------------------------

                                                                     $                  5,102.2               5,142.7
----------------------------------------------------------------------------------------------------------------------


       The cumulative effect on January 1, 1994 of adopting Statement No. 115 increased stockholders equity by $25.1 million (net of adjustments to deferred policy acquisition costs of $14.0 million and deferred income taxes of $20.2 million) to reflect the net unrealized fixed maturities holding gains on securities previously carried at amortized cost; there was no effect on net income as a result of the adoption.

                                                       (Continued)
                                       16

(2)    CONTINUED

       On November 30, 1995, Life of Virginia reclassified all held to maturity securities to available for sale. The amortized cost and related unrealized gains for the securities reclassified was $2,698.3 million and $50.9 million, respectively.

       Securities on deposit for regulatory authorities as required by law amounted to $4.5 million at December 31, 1996 and 1995.

       Life of Virginia had $12.6 million and $34.2 million of non-income producing investments on December 31, 1996 and December 31, 1995, respectively.

       Life of Virginia's "impaired" loans consist of loans requiring allowances for loan losses of .2 and 12.2 as of December 31, 1996 and 1995, respectively. Interest income earned on these loans while they were considered impaired was 1.2 and 5.5 as of December 31, 1996 and 1995, respectively.

       Life of Virginia's mortgage and real estate portfolio is distributed by geographic location and type. However, Life of Virginia has concentration exposures in certain regions and in certain types as shown in the following two tables.

       Geographic distribution as of December 31, 1996:

                                                                                   Mortgage          Real estate
-------------------------------------------------------------------------- ----------------------------------------
South Atlantic                                                                           48.3%                75.2%
East North Central                                                                       14.6%                 1.4%
Mountain                                                                                 12.7%                 -
West South Central                                                                       11.2%                 -
Pacific                                                                                   7.3%                 8.1%
Middle Atlantic                                                                           4.5%                15.3%
East South Central                                                                        1.4%                 -
-------------------------------------------------------------------------------------------------------------------

Total                                                                                   100.0%               100.0%
-------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       17

(2)    CONTINUED

       Type distribution as of December 31, 1996:

                                                                                   Mortgage          Real estate
-------------------------------------------------------------------------- ----------------------------------------
Office building                                                                          23.7%                66.4%
Retail                                                                                   22.8%                18.4%
Industrial                                                                               21.9%                 -
Apartments                                                                               19.2%                 -
Other commercial                                                                          8.2%                15.2%
Hotel/motel                                                                               4.2%                 -
-------------------------------------------------------------------------------------------------------------------

Total                                                                                   100.0%               100.0%
-------------------------------------------------------------------------------------------------------------------





       The components of net unrealized investment gains (losses) are as follows:

                                                                                    Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months    Three months
                                                           ended             ended          Year ended    Year ended
                                                       December 31,      March 31,        December 31,  December 31,
(millions)                                                  1996              1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------
Gross unrealized investment gains (losses)
    Fixed maturities available for sale         $             40.5               2.8            143.8           (154.9)
    Equity securities                                         10.4               5.8             23.2             (2.9)
PVFP                                                         (19.7)              -                -                -
Deferred policy acquisition costs                             (1.4)              9.9             (8.0)            30.2
-----------------------------------------------------------------------------------------------------------------------

Net unrealized before deferred tax              $             29.8              18.5            159.0           (127.6)
Unrealized income tax benefit (expense)                      (10.4)             (6.6)           (55.9)            30.1
-----------------------------------------------------------------------------------------------------------------------

Net unrealized                                  $             19.4              11.9            103.1            (97.5)
-----------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       18

(2)    CONTINUED

       The components of net investment income are as follows:

                                 Preacquisition
                                                                   ----------------------------------------------------
                                                       Nine months     Three months
                                                          ended             ended           Year ended    Year ended
                                                      December 31,      March 31,         December 31,  December 31,
(millions)                                                 1996              1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities                               $            276.8              93.1            332.8             404.1
Equity securities                                             8.7               4.2             10.8              25.2
Mortgage loans on real estate                                41.3              13.5             49.8              49.9
Short-term investments                                        3.1               0.5              3.5               3.8
Other investments                                             9.9               3.0             13.2              18.0
-----------------------------------------------------------------------------------------------------------------------

Gross investment income                                     339.8             114.3            410.1             501.0
Investment expenses                                          (5.4)             (2.3)            (8.0)            (10.4)
-----------------------------------------------------------------------------------------------------------------------

Net investment income                          $            334.4             112.0            402.1             490.6
-----------------------------------------------------------------------------------------------------------------------


       Realized gains (losses) on investments are as follows:

                                 Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months  Three months
                                                          ended             ended           Year ended    Year ended
                                                       December 31,     March 31,         December 31,  December 31,
(millions)                                                 1996              1996              1995             1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities:
    Gross gains                                $              0.6               0.5              12.9              8.6
    Gross losses                                             (0.7)             (1.4)            (90.2)           (39.2)
Fixed maturities held to maturity:
    Gross gains                                               -                 -                 1.1             11.3
    Gross losses                                              -                 -               (13.8)            (9.8)
Equity securities                                             6.0              10.3               5.6             (1.9)
Mortgage loans on real estate                                 -                (0.4)              2.3              9.6
Other                                                         0.1               -                 5.6             (4.4)
-----------------------------------------------------------------------------------------------------------------------

Total before tax                                              6.0               9.0             (76.5)           (25.8)
Less applicable tax                                          (2.3)             (1.9)             26.8              9.0
-----------------------------------------------------------------------------------------------------------------------

Total                                          $              3.7               7.1             (49.7)           (16.8)
-----------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       19

(2)    CONTINUED

       The changes in net unrealized gains (losses) on fixed maturities and equity security investments are as follows:

                                                                                     Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months  Three months
                                                          ended             ended           Year ended    Year ended
                                                       December 31,     March 31,         December 31,  December 31,
(millions)                                                 1996              1996              1995             1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities:
    Available for sale                         $             40.5            (141.0)            298.7           (214.2)
    Held to maturity                                          -                 -               233.7           (351.0)
Equity securities                                            10.4             (17.4)             26.1            (38.8)
-----------------------------------------------------------------------------------------------------------------------

Net unrealized investment gains (losses)       $             50.9            (158.4)            558.5           (604.0)
-----------------------------------------------------------------------------------------------------------------------


 (3)   INCOME TAX

       Beginning April 1, 1996, Life of Virginia and its subsidiary will be included in the life insurance company consolidated Federal income tax return of GECA. Prior to the April 1, 1996, Life of Virginia was included in the consolidated federal income tax return of Aon and its principal domestic subsidiaries and in accordance with intercompany policy, provided taxes on income based on a separate company basis. Amounts payable or recoverable related to periods before April 1, 1996, are subject to an indemnification agreement with Aon. As such the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

       Income taxes are recorded in the statements of income and directly in stockholders' equity accounts. Income tax expense (benefit) for the years ending December 31 was allocated as follows:

                                 Preacquisition
                                                                  ---------------------------------------------------
                                                      Nine months   Three months
                                                         ended             ended          Year ended       Year ended
                                                     December 31,      March 31,        December 31,     December 31,
(millions)                                                1996              1996             1995             1994
---------------------------------------------------------------------------------------------------------------------
Statement of income:
    Operating income (excluding
       realized investment gains
       and losses)                             $            29.5               5.1             53.9             24.3
    Realized investment gains/losses                         2.3               1.9            (26.8)            (9.0)
    Income tax expense/(benefit)
       included in the statement of
       income                                               31.8               7.0             27.1             15.3
Stockholders' equity:
    Unrealized gains/(losses) on
       securities available for sale                        10.4             (49.3)            86.0            (42.4)
---------------------------------------------------------------------------------------------------------------------

Total income tax expense/(benefit)             $            42.2             (42.3)           113.1            (27.1)
---------------------------------------------------------------------------------------------------------------------


                                                       (Continued)
                                       20

(3)    CONTINUED

       The actual Federal income tax expense differed from the expected tax expense computed by applying the U.S. Federal statutory rate to income before income tax expense. A reconciliation of the income tax provisions based on the statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                                 Preacquisition
                                                   -------- -------------------------------------------------------------
                                   Nine months            Three months
                                      ended                  ended                  Year ended              Year ended
                                   December 31,             March 31,              December 31,            December 31,
                                      1996                   1996                      1995                    1994
-------------------------------------------------------------------------------------------------------------------------
Statutory tax rate      $       30.1       35.0% $       6.6       35.0% $       23.2      35.0% $       31.0      35.0%
Tax-exempt
    investment
    income
    deductions                  (1.0)      (1.2)         -         (0.1)         (0.1)     (0.1)         (0.8)     (0.9)
Adjustment of prior
    year taxes                   -          -            -          -             3.5       5.3         (11.8)    (13.3)
Other - net                      2.7        3.2          0.4        2.1           0.5       0.7          (3.1)     (3.5)
-------------------------------------------------------------------------------------------------------------------------

Effective tax rate      $       31.8       37.0% $       7.0       37.0% $       27.1      40.9% $       15.3      17.3%
-------------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       21

 (3)   CONTINUED

       Significant components of Life of Virginia's deferred tax liabilities and assets are as follows (in millions):

                                                                                                     Preacquisition
                                                                                                    ------------------
                                                                                       December 31,    December 31,
                                                                                           1996                1995
----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
      Present value of future profits                                        $               89.8                 -
      Policy acquisition costs                                                                -                  96.9
      Employee benefits                                                                       -                  11.0
      Unrealized investment gains                                                            10.4                58.7
      Other                                                                                   6.5                35.2
----------------------------------------------------------------------------------------------------------------------

Total deferred tax liabilities                                                              106.7               201.8
----------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
      Insurance reserve amounts                                                             120.4                78.2
      Policy acquisition costs                                                               34.3                 -
      Guaranty fund amounts                                                                  10.8                 -
      Other                                                                                  14.1                48.1
----------------------------------------------------------------------------------------------------------------------

Total deferred tax assets                                                                   179.6               126.3
----------------------------------------------------------------------------------------------------------------------

Net deferred tax liabilities (assets)                                        $              (72.9)               75.5
----------------------------------------------------------------------------------------------------------------------




       A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based on the expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly, no valuation allowance is established.

       The amount of income taxes paid (refund) for nine months ended December 31, 1996, three months ended March 31, 1996, the years ended December 31, 1995 and 1994 was $38.6 million, $(2.4) million, $44.9 million, and $56.7 million, respectively.

                                                       (Continued)
                                       22

(4)    REINSURANCE AND CLAIM RESERVES

       Life of Virginia is involved in both the cession and assumption of reinsurance with other companies. In 1996 and 1995, Life of Virginia's reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. In 1994, Life of Virginia's reinsurance consisted primarily of short-duration contracts that were entered into with numerous automobile dealerships, financial institutions, and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and the Company remains liable to the extent that the reinsuring companies are unable to meet their obligations.

       A summary of reinsurance activity is as follows:


                                                                                    Preacquisition
                                                           --------------------------------------------------------
                                               Nine months    Three months
                                                  ended              ended       Year ended          Year ended
                                              December 31,       March 31,      December 31,        December 31,
                                                   1996               1996           1995               1994
                                        ----------------   ----------------   ----------------   ------------------
                                                 Earned             Earned             Earned             Earned
                                        ----------------   ----------------   ----------------   ------------------
Direct                               $              210.5               77.2              261.5              404.2
Assumed                                               6.6               35.0                4.3                8.3
Ceded                                                62.4               19.8               86.5              193.7
-------------------------------------------------------------------------------------------------------------------

Net premiums                                        154.7               92.4              179.3              218.8
-------------------------------------------------------------------------------------------------------------------


       Due to the nature of the Company's reinsurance contracts, premiums earned approximate premiums written.

       A significant portion of Life of Virginia's ceded premiums relates to group life and health premiums. Life of Virginia is the primary carrier for the State of Virginia employees group life and health plan. By statute, Life of Virginia must reinsure these risks with other Virginia domiciled companies who wish to participate.

       Incurred losses and loss adjustment expenses are net of reinsurance of $60.5 million, $17.2 million, $63.1 million and $102.1 million for the nine months ended December 31, 1996, three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

       In December 1994, Life of Virginia ceded to CICA $406.6 million of its guaranteed investment contract liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $278.1 million and a cost of $287.2 million and preferred stock with a fair value of $110.5 million and a cost of $119.7 million. Included in receivable from affiliates at December 31, 1995 is $212.6 million which represents the remaining ceded guaranty investment contract liability.

                                                       (Continued)
                                       23

(4)    CONTINUED

       In July 1994, Life of Virginia ceded to Union Fidelity Life Insurance Company ("UFLIC") $280.7 million of its credit life and health reserves and associated acquisition costs of $107.0 million. In conjunction with the liability cession, Life of Virginia recognized a $29.1 million loss which is reflected as a $20.8 million premium ceded and $8.3 million realized loss on investments.

       Premiums, benefits to policyholders, and commissions and general expenses ceded to UFLIC during the second six months of 1994 amounted to $35.0 million, $14.4 million, and $14.2 million, respectively.

       In January 1995, Life of Virginia ceded to CICA $600 million of its single premium deferred annuity liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $436.1 million and cost of $501.4 million and held to maturity fixed maturities with a fair value of $81.4 million and a cost of $95.1 million. In addition, $5.5 million of accrued income related to the assets above was transferred to CICA. This transaction resulted in a deferred reinsurance gain of $77.0 million, $24 million of which was recognized in 1995. Additionally, Life of Virginia recognized a $79.0 million realized investment loss. Included in receivable from affiliates at December 31, 1995 is $357.5 million which represents the ceded single premium deferred annuity liability of $410.5 million less a deferred reinsurance gain of $53 million.

       In connection with the sale of the Company, the following transactions occurred effective January 1, 1996: single premium deferred annuity liabilities reinsured with CICA in 1995 were recaptured, guaranteed investment contract liabilities reinsured with CICA in 1994 were recaptured, other lines of CICA insurance business inforce were assumed, and other related liabilities of CICA were assumed. In conjunction with the recapture and assumption, CICA transferred to Life of Virginia assets with a fair market value totaling $842.6 million. For the three months ended March 31, 1996, premiums of $33.9 million, benefits of $46.7 million, commission expense of $10.2 million and a capital contribution of $69.3 million as a result of various reinsurance transactions. The $53 million deferred reinsurance gain remaining at December 31, 1995 from the January 1995 single premium deferred annuity cession to CICA was recognized as a capital contribution. The tables below summarize the assets and liabilities transferred from CICA to the Company.


                                                       (Continued)
                                       24

(4)    CONTINUED




Millions                                                       Fair Market Value
---------------------------------------------------------------------------------
Assets transferred:
      Fixed maturity                                             $         727.4
      Preferred stock                                                       88.2
      Policy loans                                                          14.2
      Accrued investment income                                             10.0
      Cash                                                                   2.8
---------------------------------------------------------------------------------

Total                                                                      842.6
---------------------------------------------------------------------------------

Liabilities recaptured and assumed:
      Single premium deferred annuity                                      410.5
      Guaranteed investment contracts                                      212.6
      Universal life contracts                                             156.6
      Individual traditional contracts                                      33.2
      Other lines of business inforce                                       19.9
      Other liabilities                                                     16.5
---------------------------------------------------------------------------------

Total                                                                      849.3
---------------------------------------------------------------------------------

(5)    EMPLOYEE BENEFITS

       SAVINGS PLAN

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric contributory savings plan. Provisions made for the savings plan were $.6 million for the nine months ended December 31, 1996.

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's contributory savings plan for the benefit of salaried and commissioned employees. Provisions made for the savings plan were $.3 million, $.8 million and $1.2 million for the three months ended March 31, 1996, and the years ended December 31, 1995 and 1994, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

       EMPLOYEE STOCK OWNERSHIP PLAN

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's leveraged ESOP for the benefit of salaried and certain commissioned employees. Contributions to the ESOP for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994 charged to Life of Virginia's operations amounted to $.1 million, $.5 million and $.6 million, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

                                                       (Continued)
                                       25

(5)    CONTINUED

       PENSION PLAN

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric contributory defined benefit pension plan. Generally, benefits are based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. General Electric's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as determined appropriate. The components of net periodic pension cost and benefit obligations of the General Electric defined benefit plan are not separately available for Life of Virginia. In connection with Life of Virginia's participation in the General Electric contributory defined benefit pension plan a $.4 million expense was incurred for the nine months ended December 31, 1996.

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's non-contributory defined benefit pension plan providing retirement benefits for salaried employees and certain commissioned employees based on years of service and salary. Aon's funding policy was to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Aon determines to be appropriate from time to time. The components of net periodic pension cost and benefit obligations of the Aon defined benefit plan were not separately available for Life of Virginia. In connection with Life of Virginia's participation in the Aon defined benefit plan, net pension credits of $1.2 million, $3.8 million and $3.1 million in the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

       During 1993, the Aon Pension Plan was amended to include certain additional amounts of compensation in determining plan benefits and in 1994 to reduce the maximum amount of compensation that can be considered under the plan as required by law. Further, the Pension Plan was amended in 1994 to provide increases in benefits to current pensioners.

       POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric retiree health and life insurance benefit plan. The plan's principally provide health and life insurance benefits to employees who retire under the General Electric pension plan with 10 or more years of service. Retirees share in the cost of their health care benefits. The funding policy for retiree health benefits is generally to pay covered expenses as they are incurred. Expenses incurred by Life of Virginia for the nine months ended December 31, 1996 for the retiree health and life insurance benefit plan were $1.3 million.

                                                       (Continued)
                                       26

(5)    CONTINUED

       Prior to the acquisition on April 1, 1996, Aon sponsored two defined benefit postretirement health and welfare plans in which Life of Virginia participated that cover both salaried and nonsalaried employees. One plan provides medical benefits, prior to and subsequent to Medicare eligibility, and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. Both plans are funded on a pay-as-you-go basis. These plans terminated upon the acquisition of Life of Virginia by GE Capital.


(6)    LEASE COMMITMENTS

       Life of Virginia has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are as follows:


        (millions)                                   Minimum lease payments
        -------------------------------------------------------------------
        1997                                            $       1.1
        1998                                                    0.8
        1999                                                    0.4
        2000                                                    0.2
        2001                                                    0.1
        Later years                                             -
        -------------------------------------------------------------------

        Total minimum payments required                $        2.6
        -------------------------------------------------------------------

       MINIMUM LEASE PAYMENTS

       Rental expenses for all operating leases for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994 amounted to $2.5 million, $.8 million, $3.6 million and $5.1 million, respectively.

(7)    RELATED PARTY TRANSACTIONS

       Life of Virginia pays investment advisory fees and other fees to affiliates; Parent after April 1, 1996 and Aon previous to that date. Amounts incurred for these items aggregated $3.2 million, $3.5 million, $5.8 million and $37.8 million for nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively. Life of Virginia charges affiliates for certain services and for the use of facilities and equipment which aggregated $2.0 million, $1.0 million, $10.0 million and $101.2 million for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995, and 1994, respectively.

                                                       (Continued)
                                       27

(7)    CONTINUED

       At December 31, 1996 and 1995, Life of Virginia held investments in securities of certain affiliates amounting to $2.6 million and $12.6 million, respectively. Amounts included in net investment income related to these holdings totaled $0.1 million, $0.2 million, $1.0 million and $3.5 million for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

       In January 1995, Life of Virginia dividended 100% of its Globe Life Insurance Company ("Globe") common stock to CICA, a subsidiary of Aon. At December 31, 1994, Globe had assets of $954.9 million, liabilities of $765.7 million and stockholders' equity of $189.2 million. The fair market value of this dividend was $193.3 million.

       In 1995, Life of Virginia received from CICA, in the form of a capital contribution, fixed maturities with a fair value of $45.0 million.

       In January 1995, Life of Virginia transferred limited partnership investments with a fair value of $8.0 million and cost of $7.5 million, common stocks with a fair value of $5.6 million and cost of $3.4 million, and cash of $6.4 million to pay a $20.0 million dividend declared but not paid in 1994. A $2.7 million realized investment gain was recorded on this transfer.

       In December 1994, Life of Virginia exchanged common stocks with a fair value of $61.4 million and cost of $67.1 million for CICA's available for sale fixed maturities and related accrued income with fair values of $60.9 million and $.5 million, respectively. Life of Virginia recorded the fixed maturity securities at CICA's fair value of $60.9 million resulting in a $5.7 million realized loss that is reflected in the statement of income.


(8)    LITIGATION

       Life of Virginia is subject to numerous claims and lawsuits that arise in the ordinary course of business. In some of these cases the remedies that may be sought or damages claimed are substantial, including cases that seek punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Life of Virginia, on the basis of present information, availability of insurance coverage, and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of Life of Virginia.


                                                       (Continued)
                                       28

(9)    FINANCIAL INSTRUMENTS

       INTEREST RATE RISK MANAGEMENT

       Life of Virginia used interest rate swap agreements to manage asset and liability durations relating to its capital accumulation annuity business. As of December 31, 1995 and 1994, these swap agreements had the net effect of lengthening liability durations. Variable rates received on interest rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There was no settlement of underlying notional amounts.

       Life of Virginia performed frequent analyses to measure the degree of correlation associated with its derivative program. Life of Virginia assessed the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Realized gains and losses on derivatives that qualify as hedges were deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses were amortized into income over the life of the hedged item. The fair value of swap agreements hedging liabilities were not recognized in the consolidated statements of financial position.

       These interest rate swaps gave rise to credit risks due to possible non-performance by counterparties. The credit risk was generally limited to the fair value of those contracts that were favorable to Life of Virginia. Life of Virginia limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions. Life of Virginia closely monitored the credit worthiness of, and exposure to, its counterparties and considered its credit risk to be minimal.

       Life of Virginia had $0.0 million and $250.0 million  notional  amount of
       interest  rate  swaps   outstanding   at  December  31,  1996  and  1995,
       respectively.

       During the three months ended March 31, 1996 and the year ended December 31, 1995 Life of Virginia amortized $.6 million and $1.4 million, respectively, of net deferred losses relating to interest rate swaps into income.

       The interest rates on Life of Virginia's principal outstanding swaps at December 31, are presented below:

                                               Pay                Receive
                                             Fixed               Variable
       ------------------------------------------------------------------
       1995                                7.9 - 8.3%             5.40%
       ------------------------------------------------------------------


       As of December 31, 1995, the principal swaps have maturities ranging from September 1999 to October 2000 and variable rates based on five year treasury rates. These swaps were terminated prior to March 31, 1996 resulting in a $1.1 million gain which was deferred.

                                                       (Continued)
                                       29

(9)    CONTINUED

       OTHER FINANCIAL INSTRUMENTS
       Life of Virginia has certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1996 and December 31, 1995, totaled $1.7 million and $21.7 million, respectively.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments, or other intangible items related to Life of Virginia's business. Accordingly, care should be exercised in deriving conclusions about Life of Virginia's business or financial condition based on the fair value disclosures.

       The carrying amount and fair value of certain of Life of Virginia's financial instruments are as follows:

                                                                                     Preacquisition
                                                                          ----------------------------
                                                       December 31, 1996        December 31, 1995
                                               -------------------------------------------------------
                                                  Carrying         Fair      Carrying          Fair
(millions)                                          Amount        Value        Amount         Value
------------------------------------------------------------------------------------------------------
Assets:
   Fixed maturities and
      equity securities
       (note 2)                             $        5,308.2      5,308.2       4,567.9       4,567.9
   Mortgage loans on
      real estate                                      585.4        622.6         592.5         638.2
   Policy loans                                        179.5        179.5         151.7         150.2
   Cash, short-term
      investments and
      receivables                                      186.4        186.4         727.5         727.5
   Assets held in separate accounts                  2,762.7      2,762.7       2,019.6       2,019.6
------------------------------------------------------------------------------------------------------

Liabilities:
   Investment type
      insurance contracts                            3,055.0      3,027.6       2,769.7       2,796.9
   Commissions and
      general expenses                                  46.8         46.8          12.8          12.8
   Interest rate swaps                                   -            -             -            24.1
   Liabilities related to separate accounts          2,762.7      2,762.7       2,019.6       2,019.6
------------------------------------------------------------------------------------------------------


       See Note 1 regarding the method used to estimate fair values.

                                                       (Continued)
                                       30

(10)   STOCKHOLDERS' EQUITY

       Generally, the capital and surplus of Life of Virginia available for transfer to the Parent are limited to the amounts that the statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by the Company without prior approval at December 31, 1996, is $41.9 million.

       Statutory net income (loss) and stockholders' equity is summarized below:

                                                                                  Preacquisition
                                                           ------------------------------------------------------
                                               Nine months     Three months
                                                  ended              ended
                                              December 31,       March 31,          December 31,    December 31,
(millions)                                         1996               1996               1995               1994
-----------------------------------------------------------------------------------------------------------------
Statutory net income                 $               69.7               (8.3)              53.9              58.2
Statutory stockholders equity                       419.1              360.5              364.2             400.6
-----------------------------------------------------------------------------------------------------------------




       The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authoritized Control Level - RBC were, $504.6 million and $78.6 million, respectively. This level of adjusted capital qualifies under all tests.

================================================================================
                                       31

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements

     All  required  financial   statements  are  included  in  Part  B  of  this
Registration Statement.

(b)  Exhibits

      (1)(a) Resolution of Board of Directors of Life of Virginia authorizing the establishment of Separate Account 4. 1/

     (1)(b) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional investment subdivisions of Separate Account 4, investing in shares of the Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II and the Balanced Portfolio of the Advisers Management Trust. 1/

     (1)(c) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional investment subdivisions of Separate Account 4, investing in shares of the Growth Portfolio, the Aggressive Growth Portfolio, and the Worldwide Growth Portfolio of the Janus Aspen Series. 4/

     (1)(d) Resolution of Board of Directors of Life of Virginia authorizing the establishment of twenty-two (22) additional subdivisions of Separate Account 4, investing in shares of Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio of the Variable Insurance Products Fund; Asset Manager Portfolio of the Variable Insurance Products Fund II; Money Market Portfolio, Government Securities Portfolio, Common Stock Index Portfolio, Total Return Portfolio of the Life of Virginia Series Fund, Inc.; Limited Maturity Bond Portfolio, Growth Portfolio and Balanced Portfolio of the Neuberger & Berman Advisers Management Trust; Growth Portfolio, Aggressive Growth Portfolio, and Worldwide Growth Portfolio of the Janus Aspen Series; Money Fund, High Income Fund, Bond Fund, Capital Appreciation Fund, Growth Fund, Multiple Strategies Fund of the Oppenheimer Variable Account Funds. 4/

     (1)(e) Resolution of Board of Directors of Life of Virginia authorizing the establishment of three additional investment subdivisions of Separate Account 4, investing in shares of the Utility Fund and Corporate Bond Fund of the Insurance Management Series, and the Contrafund Portfolio of the Variable Insurance Products Fund II. 6/

     (1)(f) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional investment subdivisions of Separate Account 4, investing in shares of the International Equity Portfolio and the Real Estate Securities Portfolio of Life of Virginia Series Fund. 7/

     (1)(g) Resolution of Board of Directors of Life of Virginia authorizing the establishment of four additional investment subdivisions of Separate Account 4, investing in shares of the American Growth Portfolio and the American Small Capitalization Portfolio of The Alger American Fund, and the Growth Portfolio and Flexible Income Portfolio of the Janus Aspen Series. 8/

     (1)(h) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional investment subdivisions of Separate Account 4, investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series. 9/

     (2)..      Not Applicable.

     (3)(a) Underwriting Agreement between The Life Insurance Company of Virginia and Forth Financial Securities Corporation 1/

          (i) Underwriting Agreement dated April 2, 1996 between The Life Insurance Company of Virginia and Forth Financial Securities Corporation.9/

       (b)      Dealer Sales Agreement.1/

     (4)(a)     Form of Policy.10/

        (b)     Endorsements to Policy.10/
          (i)   IRA Endorsement 10/
          (ii)  Section 403(b) Endorsement 10/
          (iii) Qualified Plan Endorsement

     (5)(a)     Form of Application.10/

     (6)(a) Certificate of Incorporation of The Life Insurance Company of Virginia. 1/

       (b)      By-Laws of The Life Insurance Company of Virginia. 1/

     (7)..      Not Applicable.

     (8)(a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 1/

       (a)(i) Amendment to Participation Agreement Referencing Policy Form Numbers. 1/

       (a)(ii) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 9/

       (a)(iii) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 9/

       (b) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 1/

       (b)(i) Amendment to Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 1/

       (c) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia. 1/

       (d) Participation Agreement between Janus Capital Corporation and The Life Insurance Company of Virginia. 4/

       (e) Participation Agreement between Insurance Management Series, Federated Securities Corp., and The Life Insurance Company of Virginia. 6/

       (f) Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia. 8/

     (9)..       Opinion and Consent of Counsel.

     (10)(a)    Consent of Sutherland, Asbill and Brennan, L.L.P.

         (b)    Consent of Independent Auditors.

     (11).      Not Applicable.

     (12).      Not Applicable.

     (13).      Schedule showing computation for Performance Data

     (14).      Power of Attorney 3/

         (a)    Power of Attorney dated April 2, 1996. 9/

                           --------------------------

1/ Incorporated herein by reference to post-effective amendment number 8 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on April 24, 1992.

2/ Incorporated herein by reference to post-effective amendment number 9 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on March 2, 1993.

3/ Incorporated herein by reference to post-effective amendment number 10 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on April 29, 1993.

4/ Incorporated herein by reference to initial Registration Statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on March 11, 1994.

5/ Incorporated herein by reference to pre-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 14, 1994.

6/ Incorporated herein by reference to post-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on January 3, 1995.

7/ Incorporated herein by reference to post-effective amendment number 2 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 28, 1995.

8/ Incorporated herein by reference to post-effective amendment number 3 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on September 28, 1995.

9/ Incorporated herein by reference to post-effective amendment number 4 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 30, 1996.

10/ Incorporated herein by reference to post-effective amendment number 4 to the Registrant's registration statement on Form N-4, File No. 333-21031, filed with the Securities and Exchange Commission on January 31, 1997.

Item 25.  Directors and Officers of Life of Virginia

         Name and Principal                                            Positions and Offices
         Business Address                                              with Depositor

         Ronald V. Dolan*                                              Director and Chairman of the Board

         Paul E. Rutledge III*                                         Director, President, Chief Executive Officer

         Selwyn L. Flournoy, Jr.*                                      Director and Senior Vice President

         Linda L. Lanam*                                               Director and Senior Vice President

         Robert D. Chinn*                                              Director and Senior Vice President - Agency

         Thomas A. Barefield*                                          Director and Senior Vice President - Special
                                                                         Markets

         Michael A. Weitz                                              Senior Vice President - Brokerage

         Elliot Rosenthal                                              Senior Vice President - Investment Products

         Victor C. Moses                                               Director

         Geoffrey S. Stiff                                             Director

------------------------------------------------------------------------------------------
  The  principal  business  address  of each  person  listed,  unless  otherwise indicated,  is The Life  Insurance  Company of Virginia,  6610 W. Broad  Street,
Richmond, VA 23230.
  The address for Mr. Dolan and Mr. Stiff is First Colony Life Insurance Company, 700 Main Street, Lynchburg,
VA  24505
  The principal business address for Mr. Moses is GNA Corporation, Two Union Square, 601 Union Street, Seattle,
WA 98101
 *Messrs. Dolan, Rutledge, Flournoy, Chinn, Barefield and Ms. Lanam are members of the Executive Committee of the Board of Directors of Life of Virginia.


-------------------------------------------------------------------------------

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

  The Depositor, The Life Insurance Company of Virginia, is an indirectly, wholly-owned subsidiary of GNA Corporation. GNA Corporation is a wholly-owned subsidiary of General Electric Capital Corporation. The Registrant, Life of Virginia Separate Account 4, is a segregated asset account of Life of Virginia. Previously, Life of Virginia was an indirectly, wholly-owned subsidiary of Aon Corporation, an affiliate of Aon Advisors.

Item 27.  Number of Policyowners

  Not applicable

Item 28.  Indemnification

  Section 13.1-698 and 13.1-702 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

  Section 5 of the By-Laws of Life of Virginia further provides that:

  (a) The Corporation shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements [sic], fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action, had no cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement [sic], order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, believed his conduct unlawful.

  (b) The Corporation shall indemnify each director, officer or employee of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement [sic] in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  (c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

  (d) Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Corporation unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

  (e) The Corporation shall have the power to make any other or further indemnity to any person referred to in this section except an indemnity against gross negligence or willful misconduct.

  (f) Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Corporation and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

  (g) The foregoing rights and indemnification shall not be exclusive of any other rights and indemnification to which the directors, officers and employees of the Corporation may be entitled according to law.



                                      * * *

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

  (a) Forth Financial Securities Corporation is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable life insurance policies issued through Life of Virginia Separate Accounts I, II and III.

  (b)    Name and Principal               Positions and Offices
         Business Address*                with Underwriter

         Scott R. Reeks                   Director, President, Treasurer and
                                          Compliance Officer

         Robert Z. Peranski               Director

         Linda L. Lanam                   Secretary

         William E. Daner, Jr.            General Counsel & Director

         Robert D. Chinn                  Director

         John L. Knowles                  Director

         Thomas A. Barefield              Director



* The principal business address of all listed above is 6610 West Broad Street, Richmond, Virginia 23230.


Item 30.  Location of Accounts and Records

  All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Life of Virginia at its executive offices.

Item 31.  Management Services

  All management contracts are discussed in Part A or Part B of this Registration Statement.

Item 32.  Undertakings

  (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

  (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Life of Virginia at the address or phone number listed in the Prospectus.

STATEMENT PURSUANT TO RULE 6c-7

  Life of Virginia offers and will offer Policies to participants in the Texas Optional Retirement Program. In connection therewith, Life of Virginia and Account 4 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

SECTION 403(b) REPRESENTATIONS

  Life of Virginia represents that in connection with its offering of Policies as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SECTION 26(e)(2)A) REPRESENTATION

Life of Virginia hereby represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life of Virginia.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Life of Virginia Separate Account 4, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, in the County of Henrico in the Commonwealth of Virginia, on the 30th of June, 1997.


                  Life of Virginia Separate Account 4
                      (Registrant)


  By:__/s/SELWYN L. FLOURNOY, JR.
     Selwyn L. Flournoy, Jr.
     Senior Vice President
     The Life Insurance Company of Virginia


                  The Life Insurance Company of Virginia
                      (Depositor)


  By:_/s/SELWYN L. FLOURNOY, JR.
     Selwyn L. Flournoy, Jr.
     Senior Vice President







     Given under my hand this _____ day of _______, 19__ in the City/County of _____________, Commonwealth of Virginia.


     -----------------------
     Notary Public

     -----------------------
     My Commission Expires

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                            Title                                                Date


RONALD V. DOLAN                  Director, Chairman of the Board                               4/29/97
Ronald V. Dolan

PAUL E. RUTLEDGE III             Director, President, and Chief Executive Officer     4/29/97
Paul E. Rutledge III

/s/SELWYN L. FLOURNOY, JR.       Director, Senior Vice President                      4/29/97
Selwyn L. Flournoy, Jr.

LINDA L. LANAM                   Director, Senior Vice President                      4/29/97
Linda L. Lanam

ROBERT D. CHINN                  Director, Senior Vice President                      4/29/97
Robert D. Chinn

THOMAS A. BAREFIELD              Director, Senior Vice President                      4/29/97
Thomas A. Barefield

VICTOR C. MOSES                  Director                                             4/29/97
Victor C. Moses

GEOFFREY S. STIFF                Director                                             4/2/9/97
Geoffrey S. Stiff



By _______________________________, pursuant to Power of Attorney executed on April 16, 1997.

                                  Exhibit List




Page


(4)(a)(iii)    Qualified Plan Endorsement

(9)            Opinion and Consent of Counsel

(10)(a)        Consent of Counsel

(10(b)         Consent of Auditors